As filed with the Securities and Exchange Commission on August 6, 2009.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Danaos Corporation
(Exact name of Registrant as Specified in Its Charter)

Republic of The Marshall Islands (State or Other Jurisdiction of Incorporation or Organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

Danaos Corporation
Attn: Dr. John Coustas
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
(011-30-210-419 6480)
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Morgan, Lewis & Bockius LLP
Attn: Stephen P. Farrell
101 Park Avenue
New York, New York 10178
(212) 309-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Stephen P. Farrell Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6050 (telephone number) (212) 309-6001 (facsimile number)	Andrew J. Pitts Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee

Common stock, par value $0.01 (1)	465,484	$3.85	$1,792,114	$100

Preferred stock purchase rights (3)	—	—	—	—

(1)
Includes common stock issuable upon exercise of the underwriters' overallotment option.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based on the average of the high and low sale prices for such stock on July 31, 2009, as reported on the New York Stock Exchange.

(3)
The preferred stock purchase rights are initially attached to and trade with the shares of our common stock registered hereby. Value attributed to such rights, if any, is reflected in the market price of our common stock.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 6, 2009

PRELIMINARY PROSPECTUS

Danaos Corporation

                  Shares

Common Stock

We are selling                shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "DAC". The last reported sale price of our common stock on the New York Stock Exchange on August 5, 2009 was $3.84 per share.

Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

The underwriters may also purchase up to an additional                            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                           , 2009.

Joint Bookrunners

Deutsche Bank Securities
Citi
Credit Suisse

The date of this prospectus is                               , 2009.

PROSPECTUS SUMMARY

        This section summarizes material information that appears later in this prospectus, and in the documents incorporated herein by reference, and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus and the documents incorporated herein by reference, including the information set forth under the heading "Risk Factors."

        We use the term "Panamax" to refer to vessels capable of transiting the Panama Canal and "Post-Panamax" to refer to vessels with a beam of more than 32.31 meters that cannot transit the Panama Canal. We use the term "twenty foot equivalent unit," or "TEU," the international standard measure of containers, in describing the capacity of our containerships. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). We refer to our 28 newbuilding containerships expected to be delivered to us between the third quarter of 2009 and the second quarter of 2012 as our contracted newbuilding vessels and, collectively with our current fleet of 41 containerships, as our combined containership fleet.

Business Overview

        We are an international owner and operator of containerships, chartering our vessels principally on a long term basis to many of the world's largest liner companies. Our current fleet of 41 containerships aggregating 165,933 TEUs makes us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate time charters to a geographically diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. Currently, these customers are China Shipping, CMA-CGM, Hanjin, HMM, Maersk, MISC, MSC, Yang Ming, UASC and Zim Integrated Shipping Services. As of June 30, 2009, the average remaining duration of the charters for our containership fleet, including our 28 contracted newbuilding vessels for each of which we have arranged charters, was 11.5 years (weighted by aggregate contracted charter hire) and represented $6.9 billion in total contracted revenue.

        As the container shipping industry has grown, the major liner companies have increasingly contracted for larger containership capacity. Our containerships are deployed under multi-year, fixed-rate charters that range from one to 12 years for vessels in our current fleet and up to 18 years for our contracted newbuilding vessels. These charters expire at staggered dates ranging from the first quarter of 2010 to the fourth quarter of 2027, with no more than 11 scheduled to expire in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels is both a strategy pursued by our management and a result of the growth in our fleet over the past several years.

Our Fleet

        Our containership fleet consists of 69 vessels, of which 41 are current vessels and 28 are to be delivered to us through the second quarter of 2012 at a cost of $2.1 billion in remaining installment payments as of June 30, 2009. Our contracted newbuilding vessels, for each of which we have arranged multi-year fixed rate charters, are being built based upon vessel designs from Hyundai Samho Heavy Industries Co. Limited ("Hyundai Samho"), Hanjin Heavy Industries & Construction Co., Ltd. ("Hanjin"), Shanghai Jiangnan Changxing Heavy Industry

Company Limited ("Shanghai Jiangnan") and Sungdong Shipbuilding & Marine Engineering Co., Ltd. ("Sungdong"). In some cases vessel designs are enhanced by us and our manager, Danaos Shipping, in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These vessel designs, which include certain technological advances and customized modifications, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector.

        After delivery of our contracted newbuilding vessels, assuming no other acquisitions or dispositions other than the scrapping of one vessel that is over 30 years of age at the end of its current charter, our combined containership fleet will have 382,179 TEU in total capacity.

        The following table presents the composition of our containership fleet by charter type.

	As of June 30, 2009				As of June 30, 2012 (1) (2)
		Total Capacity				Total Capacity
				Average Age (Years) (3)				Average Age (Years) (3)
	Number	TEU	dwt		Number	TEU	dwt
Time Charter	41	165,933	2,072,538	9.9	66	369,179	4,471,591	6.3
Bareboat	—	—	—	—	2	13,000	160,000	2.3

Total	41	165,933	2,072,538	9.9	68	382,179	4,631,591	6.2

(1)
Assuming no vessel acquisitions beyond our contracted newbuilding vessels or dispositions, other than the scrapping of one vessel that is over 30 years of age at the end of its current charter.

(2)
Five containerships in our contracted fleet, with a capacity of 6,500 TEUs each included above, are subject to charterers' options to acquire such vessels on specified dates expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018.

(3)
Weighted by TEU capacity.

Our Competitive Strengths

        We believe that the key competitive strengths that will allow us to execute our strategy are:

        Long Standing Relationships with Leading Liner Companies.    We charter our containerships on fixed rate charters to a diverse customer group consisting of the world's largest liner companies, including the top three such companies, as measured by TEU capacity. In the past, we have had successful chartering relationships with 22 of the 25 largest liner companies, as measured by TEU capacity, which we believe will benefit us in the future as we seek to recharter our vessels and continue to grow our fleet through our 28 contracted newbuilding vessels and as attractive opportunities arise over the medium to long-term. The strength of these relationships and our proven track record of performance have facilitated our ability to enter into multi-year fixed rate charters with our customers that extend as long as 18 years, with option periods which extend thereafter. Over the three years ended December 31, 2008, we have collected over 99% of all scheduled charter contract revenues, demonstrating the strength of our customer relationships.

        High Level of Charter Coverage from Multi-Year Charters.    All of the containerships in our combined fleet are or, upon their delivery to us, will be subject to multi-year, fixed-rate time charters having initial terms that range from one year to 18 years. As of June 30, 2009, the average remaining duration of the charters for our combined containership fleet, including our 28 contracted newbuilding vessels for each of which we have arranged charters, was 11.5 years (weighted by aggregate contracted charter hire) representing $6.9 billion in total contracted revenue, of which $5.0 billion represents contracted revenue from charters for our contracted newbuilding vessels. Our multi-year charters allow us to maintain a high proportion of contracted cash flows, while their staggered maturities (no more than 11 vessels are scheduled to come off charter in any 12-month period) are expected to permit us to conduct regular rechartering activity in varying charter rate environments.

        Reputation for Operational Excellence and Technology Leadership.    Our manager has been operating containerships since 1984 and has been recognized for implementing advanced technology and innovative processes in order to provide reliable and efficient services. Our manager's and our operational excellence and reliability resulted in less than 26 total off-hire days (or 99.8% fleet utilization) for our entire fleet during 2008, other than for scheduled drydockings and special surveys. Our manager was awarded the Lloyds Technical Innovation Award in 2004, and the ship management software developed by our software affiliate, Danaos Management Consultants, is a widely used third-party ship management package in the shipping industry.

        Strong Record of Long-Term Growth.    Since early 1993, we have grown our fleet from three multi-purpose vessels to our current fleet of 41 containerships and 28 contracted newbuilding vessels. We have been successful at acquiring vessels and integrating these vessels into our overall operations throughout varying shipping cycles over the past 15 years. We have increased our containership fleet at an annual compound growth rate (in TEU capacity) of approximately 30% since 1993 by, among other things, negotiating private purchases from our liner company customers and contracting for newbuildings that incorporate the latest in design innovations. We have also contracted for 28 additional containerships with a total capacity of 217,950 TEUs, to be delivered to us between the third quarter of 2009 and June 2012, which represents growth of approximately 132.7% in the TEU capacity of our containership fleet from June 30, 2009.

        Strong Financial Results.    Our history of profitable operations has given us strong financial results and enabled us to grow our company. For the year ended December 31, 2008, we generated operating revenues of $298.9 million and net income of $115.2 million.

Our Business Strategies

        Our primary objective is to maximize value to our stockholders by pursuing the following strategies:

        Maintain High Quality Cost Effective Operations.    We constantly focus on providing high quality, cost effective operations and work with our manager to reduce cost while maintaining a high level of service. In the past, we have successfully chartered our vessels to 22 of the 25 largest liner companies as measured by TEU capacity, many of which, we believe, consider us to be one of their preferred providers. We believe that our focus on customer service and our leadership in technology enhances our relationships with our charterers.

        Maintain a Diverse Portfolio of Charters.    We will continue to charter our containerships to a number of leading liner companies in order to maintain a portfolio of time charters that is diverse from a customer, geographic and maturity perspective. We believe our strategy reduces our revenue concentration, minimizes our exposure to any one customer and aids our rechartering efforts in any particular period in the charter market cycle.

        Focus on Delivery of Contracted Newbuilding Vessels and Investment in Larger Containerships.    We will continue to focus on the orderly delivery of our 28 contracted newbuilding containerships, each of which already has long-term charter arrangements at accretive fixed rates with some of the largest liner companies in the world as measured by TEU capacity. We expect to continue to focus on investment in larger containerships, with 23 of our 28 contracted newbuilding vessels having a capacity of 6,500 TEUs or larger, as we believe that larger containerships are attractive to many of our customers because these vessels are able to benefit from economies of scale and constitute the core of the vessels providing their liner services. As a result, larger vessels can be attractive investments because many of our customers prefer chartering such vessels for longer periods of time over chartering smaller capacity vessels, which provides us with longer term contracted cash flows and reduces our residual vessel value exposure.

Summary Risk Factors

        Our ability to successfully implement our strategy is dependent on our ability to manage a number of risks relating to our industry and our operations. Prospective investors in our common stock should carefully consider the risks set forth in the section of this prospectus entitled "Risk Factors" beginning on page 12. These risks include:

        The downturn in the container shipping market may continue to adversely affect us.    The abrupt and dramatic downturn in the containership charter market, from which we derive all of our revenues, has severely affected the container shipping industry and has adversely affected our business. The decline in charter rates in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements. During 2010, eight of our containerships are scheduled to be up for rechartering, and if the containership charter market remains depressed, as it has been since the latter half of 2008, we may have to recharter these vessels, if we are able to secure charters at all, at sharply reduced rates. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessel acquisitions, the absence of an active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters and widespread loan covenant defaults in the container shipping industry.

        Our ability to comply with various covenants in our credit facilities is affected by containership charter rates and vessel values. Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. As a result of low containership charter rates and vessel values, as well as the reduced fair value of our interest rate swaps due to low prevailing interest rates, we were in breach of covenants under certain of our loan agreements as of December 31, 2008 and June 30, 2009. We have obtained waivers covering all of these breached covenants other than with respect to the breaches identified as of June 30, 2009 of (i) a corporate leverage ratio covenant under our KEXIM-Fortis credit facility, under which $118.7 million was outstanding as of June 30, 2009 and (ii) the corporate leverage ratio and collateral coverage ratio covenants contained in our credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece, under which $253.2 million was outstanding as of June 30, 2009. If we fail to obtain waivers under our KEXIM-Fortis credit facility and the Fortis Bank-Lloyds TSB-National Bank of Greece credit facility or if we fail to comply with our other covenants and are not able to obtain covenant waivers or modifications with respect to such non-compliance, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business.

        We are dependent on the ability and willingness of our charterers to honor their commitments.    We derive all of our revenues from the payment of charter hire by our charterers. As part of an announced restructuring, the charterer of six of our vessels is seeking a significant reduction in the charter rates payable to us under the existing charters for these vessels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we may be able to secure likely would be at lower rates given currently depressed charter rates. If our charterers do not honor their commitments under charters with us, we may have rights to certain claims, subject to the terms and conditions of each charter. However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

        Our ability to obtain financing for our contracted newbuilding vessels may be limited.    We will need to obtain significant additional financing in order to fund the remaining $2.1 billion in installment payments, as of June 30, 2009, for our 28 contracted newbuilding vessels. Currently, we have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us at various times in 2010, 2011 and 2012. Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, may be limited and unless we are successful in obtaining financing, and our cash flow from operations remains stable or increases, we may not be able to complete these transactions.

Our Manager

        Our operations are managed by Danaos Shipping Co. Ltd., or Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term that expired on December 31, 2008, which now renews for additional one-year terms for an additional 12 years, unless we give prior written notice of non-renewal. On February 12, 2009, we signed an addendum to the management contract increasing the management fees we pay, effective as of January 1, 2009.

        Danaos Shipping is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder with an 80.1% ownership interest as of June 30, 2009.

Container Shipping Industry

        Container shipping is responsible for the movement of a wide range of goods from one part of the world to another in a unitized form. Participants in the container shipping industry include "liner" companies, who operate container shipping services, containership owners, often known as charter owners, who own containerships and charter them out to the operators, and shippers, who require the seaborne movement of containerized goods. The demand for containership capacity is dependent on the volume of traffic on the world's container trades. Effective demand is also dependent on trade distance, with longer distance trades generating greater demand for capacity in terms of "TEU-miles," absorbing a greater level of dynamic capacity to move each unit of containerized cargo. The transpacific and the Far East-Europe are the world's two largest container trade routes and, in recent years, it has been Chinese trade routes which have driven most of the increase in volumes out of Asia. In 2008, global container trade stood at an estimated 138 million TEU of cargo transported. As of April 1, 2009, the global containership fleet comprised over 4,750 fully cellular containerships, with a total standing slot capacity of nearly 12.5 million TEU.

        Although the global container shipping market had grown at an annual average rate of 10% from 1979 through 2008, as measured by TEU of cargo transported, the dramatic global economic downturn in late 2008 resulted in global container shipping growing by just 6% over the full year of 2008 from 2007 levels. The sharp decline in global economic activity in the second half of 2008 and in 2009 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. The number of vessels being actively deployed by liner companies has consequently decreased, with over 10% of the world containership fleet estimated to be out of service as of May 2009. Moreover, newbuilding containerships with an aggregate capacity of over 5.5 million TEUs, representing approximately 45% of the world's fleet capacity as of April 1, 2009, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates. As a result, charter rates in the containership industry have decreased significantly, with the average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, having decreased from $36,000 in May 2008 to $6,900 in May 2009.

Recent Developments

        Delayed Contracted Newbuilding Vessel Deliveries.    In the first quarter of 2009, we came to an agreement with China Shipbuilding Trading Company (Shanghai Jiangnan) to delay the delivery date of the five 8,530 TEU containerships under construction by an average of approximately two hundred days each. In addition, we have come to an agreement with Hanjin Heavy Industries & Construction Company to delay the delivery date of the five 6,500 TEU and the five 3,400 TEU containerships under construction by approximately ninety days each. In the second quarter of 2009, we came to an agreement with Hyundai Samho Heavy Industries Co. Ltd. to delay the delivery date of the five 12,600 TEU containerships under construction by approximately one year each. Finally, we have come to an agreement with Sungdong Shipping and Marine Engineering Co. Ltd. to delay the delivery of five 6,500 TEU containerships under construction for a period ranging from two to six months. As of June 30, 2009, we expect to take delivery of four vessels during the remainder of 2009, twelve in 2010, seven in 2011 and five in 2012.

        Credit Facility Covenant Breaches and Waivers.    As of December 31, 2008, we were not in compliance with collateral coverage ratios, corporate leverage ratios and net worth covenants, as applicable, contained in certain of our loan agreements governing $1.8 billion of our outstanding indebtedness due to the severe drop in interest rates which resulted in negative valuations of our interest rate swaps accounted for as cash flow hedges, as well as the drop in our vessels' fair market values. As a result, we have entered into agreements which waive until January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which covenant compliance will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ended December 31, 2009) and with respect to our HSH Nordbank, Aegean Baltic Bank-HSH Nordbank-Piraeus Bank, Deutsche

Bank and Credit Suisse credit facilities for which the waiver period extends through October 1, 2010) such prior breaches of such covenants and any subsequent breaches of such covenants. Our lenders have agreed not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of the breaches as of December 31, 2008 and any subsequent breaches of the abovementioned covenants until January 31, 2010.

        As of June 30, 2009, we were in breach of (i) the collateral coverage ratio covenant contained in our credit facility with Credit Suisse, which was not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches thereunder, (ii) the collateral coverage ratio covenant contained in our credit facility with Deutsche Bank, which was not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches thereunder, (iii) the corporate leverage ratio and collateral coverage ratio covenants contained in our credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece, which had an outstanding balance of $253.2 million as of June 30, 2009, and (iv) the corporate leverage ratio covenant under our KEXIM-Fortis credit facility, which was not covered by the waiver obtained in relation to December 31, 2008 covenant breaches thereunder, which had an outstanding balance of $118.7 million as of June 30, 2009. In July 2009, we entered into an agreement with Credit Suisse to extend the waiver of breaches of the corporate leverage ratio and net worth covenants obtained for the period ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010 and to reduce the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010, with an increase in the interest rate margin by 1.225 percentage points per annum for the waiver period and a one-time fee of $50,000. In August 2009, we entered into an agreement with Deutsche Bank to extend the waiver of the breach of the corporate leverage ratio covenant obtained for the period ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.315 percentage points per annum for the waiver period and 0.815 percentage points per annum thereafter, as well as a one-time fee of $0.4 million. Under the terms of these waivers, during the waiver period we are not permitted to pay dividends without the consent of our lenders under our credit facility with Credit Suisse or our credit facility with Deutsche Bank. We are currently in discussions to obtain a written waiver covering the breaches of covenants in our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility and the additional breach under our KEXIM-Fortis credit facility as of June 30, 2009 for a period through October 1, 2010, as well as extending the previously obtained waiver through October 1, 2010. We have reached an agreement in principle with the banks, subject to final written formalization of such agreements and approval from the lenders' committees. To the extent that we are unable to finalize formalization of these waivers, we will be required to classify as current debt an amount of $360.7 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option. In the event that Fortis Bank-Lloyds TSB-National Bank of Greece or KEXIM-Fortis demand payment of our debt under the respective credit facility before its maturity, as a result of the June 30, 2009 breaches, we may elect to use our cash generated from operations, available cash and cash equivalents and undrawn availability under our other credit facilities to make such payments.

Corporate Information

        We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005 after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 41 containerships comprising our current containership fleet.

        Our address is c/o Danaos Shipping Co. Ltd, 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is + 30 210 419 6480. Our website address is www.danaos.com. Information on, or accessible through, our website does not form part of this prospectus.

The Offering

Common stock offered by us	shares.
shares, if the underwriters exercise their overallotment option in full.
Common stock outstanding immediately after this offering (1)	shares.
Use of proceeds
We estimate that the net proceeds of this offering will be $ million ($ million if the underwriters exercise their over-allotment option in full) based on an assumed public offering price of $ per share of common stock, the last reported sales price of our common stock on the New York Stock Exchange on , 2009, and after deducting the underwriting discount and the estimated expenses payable by us related to this offering. We intend to use the net proceeds of this offering to fund a portion of our newbuilding program and for general corporate purposes. See "Use of Proceeds."
NYSE listing	Our common stock is listed on the New York Stock Exchange under the symbol "DAC."
Risk factors
Please read and consider the information set forth under the heading "Risk Factors" and all other information set forth in or incorporated by reference into this prospectus before investing in our common stock.

(1)
Excludes shares issuable upon exercise of the underwriters' overallotment option and accrued rights to receive, in the first quarter of 2010, 9,763 shares of common stock under our Directors' Share Payment Plan as of June 30, 2009.

        Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

        Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their overallotment option.

Summary Consolidated Financial Data

        The summary consolidated financial data set forth below as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The summary consolidated financial data set forth below as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in or incorporated by reference into this prospectus.

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included herein. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In Thousands, Except Per Share Amounts
STATEMENT OF INCOME
Operating revenues	$298,905	$258,845	$205,177	$175,886	$148,718
Income from operations	148,960	128,694	108,774	96,734	82,079
Net income	$115,238	$215,264	$101,082	$122,850	$116,459
PER SHARE DATA (1) (2)
Basic and diluted net income per share of common stock	$2.11	$3.95	$2.16	$2.77	$2.63
Basic and diluted weighted average number of shares	54,557	54,558	46,751	44,308	44,308
CASH FLOW DATA
Net cash provided by operating activities	$135,489	$158,270	$151,578	$162,235	$129,056
Net cash used in investing activities	(511,986)	(687,592)	(330,099)	(40,538)	(154,747)
Net cash provided by/ (used in) financing activities	433,722	549,742	183,596	(180,705)	45,133
Net increase/(decrease) in cash and cash equivalents	57,225	20,420	5,075	(59,008)	19,442
BALANCE SHEET DATA (at period end)
Total assets	2,828,464	2,071,791	1,297,190	945,758	1,005,981
Total long-term debt, including current portion	2,107,678	1,356,546	662,316	666,738	601,400
Total stockholders' equity	219,034	624,904	565,852	262,725	384,468
OTHER DATA
EBITDA from continuing operations (3)	$206,576	$186,901	$117,710	$117,912	$111,358
EBITDA from discontinued operations (3)	(1,822)	93,113	46,103	53,044	47,812
EBITDA (3)	$204,754	$280,014	$163,813	$170,956	$159,170

(1)
As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

(2)
As adjusted for 15,000 shares repurchased during December 2008 and held by us and reported as treasury stock as of December 31, 2008.

(3)
EBITDA represents net income before interest, income tax expense, depreciation and amortization. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principals, or "GAAP." We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes (to the extent applicable) and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.

  EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

    •
    EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

    •
    EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

    •
    EBITDA does not reflect changes in or cash requirements for our working capital needs; and

    •
    other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

  Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

  The following table sets forth a reconciliation of net cash from operating activities and net income to EBITDA (unaudited) for the periods presented.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In Thousands
Reconciliation of Net Cash from Operating Activities to EBITDA (unaudited)
Net Cash provided by Operating Activities	$135,489	$158,270	$151,578	$162,235	$129,056
Net Increase / (Decrease) in Current Assets	2,296	9,230	4,100	(17,993)	12,200
Net (Increase) / Decrease in Current Liabilities	(6,465)	110	(34,402)	3,301	(2,559)
Net Finance cost add back	31,190	17,441	26,195	17,070	8,921
Amortization of finance costs	(220)	(164)	(135)	(101)	—
Written off amount of drydocking / special survey	(181)	(337)	(385)	—	—
Written off finance costs	(128)	(284)	(396)	—	—
Payments for dry-docking / special survey	10,625	7,592	8,037	4,505	5,159
Gain / (Loss) on sale of vessels	16,901	88,349	14,954	—	7,667
Stock based compensation	(85)	—	—	—	—
Change in fair value of derivative instruments	15,332	(193)	(5,733)	1,939	(1,274)

EBITDA (unaudited)	$204,754	$280,014	$163,813	$170,956	$159,170

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In Thousands
Reconciliation of Net Income to EBITDA (unaudited)
Net income	$117,060	$123,098	$65,419	$79,489	$74,306
Depreciation	51,025	40,622	27,304	22,940	27,520
Amortization of deferred drydocking and special survey costs	7,301	6,113	4,127	2,638	1,747
Interest income	(6,544)	(4,861)	(3,605)	(6,345)	(2,638)
Interest expense	37,734	21,929	24,465	19,190	10,423

EBITDA (unaudited) from continuing operations	$206,576	$186,901	$117,710	$117,912	$111,358
EBITDA (unaudited) from discontinued operations	(1,822)	93,113	46,103	53,044	47,812

EBITDA (unaudited)	$204,754	$280,014	$163,813	$170,956	$159,170

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in or incorporated by reference into this prospectus, before making an investment in our common stock. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results. You may lose all or part of your investment.

Risks Inherent in Our Business

Our business, and an investment in our common stock, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which has had and may continue to have an adverse effect on our earnings, affect our compliance with our loan covenants and adversely affect the containership charter market.

        The abrupt and dramatic downturn in the containership charter market, from which we derive all of our revenues, has severely affected the container shipping industry and has adversely affected our business. The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $6,900 in May 2009. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of containerized cargo carried by sea, which has resulted in a significant decline in the volume of cargo shipments, and the level of global trade, including exports from China to Europe and the United States. The decline in charter rates in the containership market also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements. The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessel acquisitions, the absence of an active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters and widespread loan covenant defaults in the container shipping industry.

We are in breach of financial covenants contained in certain of our credit facilities and the current low containership charter rates and containership vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our credit facilities.

        Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth. The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements. As a result, we were in breach of covenants contained in certain of our loan agreements as of December 31, 2008 and June 30, 2009, for each of which we have obtained waivers in 2009, other than with respect to the June 30, 2009 breach of the corporate leverage ratio covenant contained in our KEXIM-Fortis credit facility, under which $118.7 million was outstanding as of June 30, 2009, and the corporate leverage ratio and collateral coverage ratio covenants contained in our

Fortis Bank-Lloyds TSB-National Bank of Greece credit facility, under which $253.2 million was outstanding as of June 30, 2009.

        In 2009, we entered into waivers and amendments to certain of our credit facilities to waive the prior breaches, as of December 31, 2008, and in some cases, as of June 30, 2009, resulting from the decrease in the market value of our vessels and the decline in the fair value of our interest rate swaps, of covenants to maintain minimum ratios of the fair market value of our vessels securing a particular credit facility to the aggregate outstanding indebtedness under such credit facility, a maximum ratio of total liabilities to market value adjusted total assets and minimum net worth, including on a market adjusted basis, requirements contained in our applicable credit facilities, as well any subsequent breaches of these covenants, through January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility for which compliance with the net worth and corporate leverage ratio covenants breached as of December 31, 2008 will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ended December 31, 2009) and with respect to our HSH Nordbank, Aegean Baltic Bank-HSH Nordbank-Piraeus Bank, Deutsche Bank and Credit Suisse credit facilities for which the waiver period extends through October 1, 2010), or in two instances reducing the collateral coverage ratio covenant requirement during such period. Such waivers and covenants do not, however, cover other covenants contained in our credit facilities. If the current low charter rates in the containership charter market and low vessel values continue, including continuing beyond the period covered by the waivers we obtained in 2009, we may not be in compliance with these covenants or other covenants not covered by waivers, and would have to seek additional waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions. Our amended loan agreements contain additional restrictions, including the requirement that we obtain prior written consent of certain of our lenders before paying any dividends and caps on the per share and aggregate dividend that we may pay with respect to 2009 pursuant to the terms of our other credit facilities.

        To the extent that we are unable to finalize formalization of the waivers of the breaches, as of June 30, 2009, of the corporate leverage ratio contained in our KEXIM-Fortis credit facility and the breach of the corporate leverage ratio and collateral coverage ratio covenants contained in our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility, we will be required to classify as current debt an amount of $360.7 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option. If we fail to obtain these waivers under our KEXIM-Fortis and Fortis Bank-Lloyds TSB-National Bank of Greece credit facilities or if we fail to comply with our other covenants and are not able to obtain covenant waivers or modifications with respect to such non-compliance, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such collateral coverage covenants, and if we fail to do so or with respect to other covenants in any event, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. In addition, if we were unable to obtain waivers, we could be required to reclassify all of our affected indebtedness as current liabilities, and our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion. Certain of these events could in turn lead to additional defaults under our loan agreements, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations.

        Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness, all of which could adversely affect our profitability and cash flows.

Although we have arranged charters for each of our 28 contracted newbuilding vessels, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

        We are dependent on the ability and willingness of the charterers to honor their commitments under the multi-year time charters we have arranged for each of our 28 contracted newbuilding vessels. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers' liner services could negatively affect our charterers' willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. In addition, if we fail to obtain financing for any of our newbuilding containerships or otherwise fail to timely deliver such containerships to their respective charterers, such charterers may cancel their charter contracts with us. The combination of the current surplus of containership capacity, and the expected significant increase in the size of the world containership fleet over the next few years, as the high volume of containerships currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuilding containerships if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure would be at lower rates given currently depressed charter rates. As a result, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities. If the charterers do not honor their commitments under these charters, we may have rights for certain claims, subject to the terms and conditions of each charter. However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

No financing has been arranged for the acquisition of 12 of our 28 newbuilding containerships under construction, which 12 containerships are expected to be delivered to us at various times in 2010, 2011 and 2012, and the current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from fulfilling our obligations under our agreements to complete the construction of these newbuilding containerships.

        We currently have contracts for the construction of 28 newbuilding containerships, with aggregate remaining installment payments of $2.1 billion as of June 30, 2009. Of these 28 newbuilding containerships, 4, 12, 7 and 5 vessels are expected to be delivered to us in the remainder of 2009, in 2010, 2011 and 2012, respectively. We will need to procure significant additional financing in order to fund the remaining installment payments for these newbuildings and, currently, have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us at various times in 2010, 2011 and 2012. Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, may be limited and unless we are successful in obtaining debt financing, and our cash flow from operations remains stable or increases, we may not be able to complete these transactions. The loss of an existing charter for any of these contracted newbuilding vessels would further exacerbate the difficulty in obtaining financing for such vessels, which have contracted construction prices well above the current charter-free market value of such vessels. If we were not able to complete any of these transactions, we could lose our deposit money, which amounted to $1.1 billion as of June 30, 2009, and we may incur additional liability and costs. In addition, prevailing conditions in the global financial markets may preclude us from raising additional equity capital or issuing equity at prices which would not be dilutive to existing stockholders.

Our profitability and growth depend on the demand for containerships and the recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, has resulted and may continue to result in a decrease in containerized shipping volume, driving charter rates to significantly lower levels than the historical highs of the past few years. Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

        Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships. The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. In the second half of 2008 and the first half of 2009, the ocean-going container shipping industry has experienced severe declines, with charter rates at significantly lower levels than the historical highs of the past few years. Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global economic slowdown and disruptions in the credit markets have significantly reduced demand for products shipped in containers and, in turn, containership capacity.

        Factors that influence demand for containership capacity include:

  •
  supply and demand for products suitable for shipping in containers;

  •
  changes in global production of products transported by containerships;

  •
  the distance that container cargo products are to be moved by sea;

  •
  the globalization of manufacturing;

  •
  global and regional economic and political conditions;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which containerized cargoes are transported;

  •
  environmental and other regulatory developments; and

  •
  currency exchange rates.

        Factors that influence the supply of containership capacity include:

  •
  the number of new building deliveries;

  •
  the scrapping rate of older containerships;

  •
  the price of steel and other raw materials;

  •
  changes in environmental and other regulations that may limit the useful life of containerships;

  •
  the number of containerships that are out of service; and

  •
  port congestion.

        Consumer confidence and consumer spending have deteriorated significantly over the past year, and could remain depressed for an extended period. Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. This decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships. As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

        Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships. If the charter market is depressed, as it has been in the latter half of 2008 and in 2009, when our vessels' charters expire, with the next vessels up for rechartering being eight containerships in 2010, we may be forced to recharter the containerships, if we are able to recharter such vessels at all, at sharply reduced rates and even possibly at a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

        The United States and other parts of the world have exhibited weak economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

        Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. Although we have not experienced any difficulties drawing on committed facilities to date, we may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due. Our failure to obtain the funds for these capital expenditures would have a material adverse effect on our businesses, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

        We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline and could cause the price of our common stock to decline further.

Weak economic conditions throughout the world, and particularly in the Asia Pacific region, could have a material adverse effect on our business, financial condition and results of operations.

        Negative trends in the global economy that emerged in 2008 have continued in 2009. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, container shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations. In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading of containers in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, and particularly in China, may exacerbate the effect of the significant downturns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. In

2008, growth in China's gross domestic product declined from its 2007 growth rate, and we believe that China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Demand for the seaborne transport of products in containers has decreased dramatically in recent months, placing significant financial pressure on liner companies and, in turn, decreasing demand for containerships and increasing our charter counterparty risk.

        The sharp decline in global economic activity in the second half of 2008 and in 2009 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies has decreased, with over 10% of the world containership fleet estimated to be out of service as of May 2009. Moreover, newbuilding containerships with an aggregate capacity of 5.7 million TEUs, representing approximately 45% of the world's fleet capacity as of April 1, 2009, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates.

        The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, which are generally significantly above prevailing charter rates, under the charters for our vessels. We generate all of our revenues from these charters and if our charterers fail to meet their obligations to us, we would sustain significant losses which could materially adversely affect our business and results of operations, as well as our ability to comply with covenants in our credit facilities.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our time charter agreements, or under our shipbuilding contracts, could cause us to suffer losses or otherwise adversely affect our business.

        We derive all of our revenues from the payment of charter hire by our charterers. Our 41 containerships are currently employed under time charters with 10 customers, with 74% of our revenues in 2008 generated from four customers. We have also arranged long-term time charters for each of our 28 contracted newbuilding containerships. We could lose a charterer or the benefits of a time charter if:

  •
  the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

  •
  the charterer exercises certain specific limited rights to terminate the charter;

  •
  we do not take delivery of a contracted newbuilding containership at the agreed time; or

  •
  the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

        If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

        The time charters on which we deploy our containerships generally provide for charter rates that are significantly above current market rates. The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has experienced severe declines in the second half of 2008 and in 2009, and the overall financial condition of the counterparty. Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. In addition, as part of an announced restructuring, the charterer of six of our vessels is seeking a significant reduction in the charter rates payable to us under the existing charters for these vessels. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure would be at lower rates given currently depressed charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities.

The charterer of six of our containerships is seeking a significant reduction in the charter rates payable under the charters for such vessels and any agreed reduction or a failure by such charterer to meet its obligations under these charters would adversely affect our business and results of operations.

        As part of its announced restructuring efforts, the charterer of six of our containerships, ZIM Israel Integrated Shipping Services, or ZIM, is seeking a significant reduction in the charter rates payable to us under the charters for these six containerships. We understand that ZIM is seeking comparable charter rate reductions from other vessel-owners from which ZIM charters vessels as part of its restructuring efforts. If ZIM were unable to successfully complete its announced restructuring, including securing charter rate reductions, it is possible that ZIM may seek to reject, or otherwise fail to meet its obligations under, the charters for our six vessels. These charters represent a significant amount of revenue and the principal source of funds for repayment of our indebtedness secured by these vessels under certain of our credit facilities and there is no assurance that we could recharter such vessels at similar charter rates or at all. Other charterers may also seek to renegotiate charter rates from time to time. Any agreed reduction or a failure by ZIM to perform its obligations under these charters would likely adversely affect our business, financial condition, results of operations and cash flows.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

        Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years APL-NOL, Hanjin Shipping, CMA-CGM, Yang Ming and HMM Korea have represented substantial amounts of our revenue. In 2008, approximately 74% of our revenues from continuing operations were generated by four customers, China Shipping, CMA-CGM, HMM Korea and Yang Ming, and in 2007 these four customers generated approximately 55% of our revenues from continuing operations. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If these liner operators cease doing business or do not fulfill their obligations under their charters for our vessels, due to the increasing financial pressure on these liner companies from the significant decreases in demand for the seaborne transport of containerized cargo or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

An over-supply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to recharter our containerships at profitable rates or at all and, in turn, reduce our profitability.

        While the size of the containership order book has declined from historic highs over the last 12 months, as of April 1, 2009 newbuilding containerships with an aggregate capacity of 5.7 million TEUs, were under construction representing approximately 45.5% of existing global fleet capacity as of April 1, 2009. The size of the orderbook is large relative to historic levels and, although some orders will likely be cancelled or delayed, will result in a significant increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with the currently low level of demand for the seaborne transport of containers, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. We do not hedge against our exposure to changes in charter rates, due to increased supply of containerships or otherwise. As such, if the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our containerships expire or are terminated, with the next vessels up for rechartering being eight containerships in 2010, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter those vessels at all.

Our profitability and growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from established companies with significant resources and new entrants.

        One of our objectives over the mid- to long-term is, when market conditions warrant, to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these vessels. We employ our vessels in highly competitive markets that are capital intensive and highly fragmented, with a highly competitive process for obtaining new multi-year time charters that generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based on price, customer relationship, operating expertise, professional reputation and the size, age and condition of our vessels. In recent months, in light of the dramatic downturn in the containership charter market, other containership owners, including many of the KG-model shipping entities, have chartered their vessels to liner companies at extremely low rates, including at unprofitable levels, increasing the price pressure when competing to secure employment for our containerships. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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  shipping industry relationships and reputation for customer service and safety;

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  container shipping experience and quality of ship operations (including cost effectiveness);

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  quality and experience of seafaring crew;

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  the ability to finance containerships at competitive rates and financial stability in general;

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  relationships with shipyards and the ability to get suitable berths;

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  construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

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  willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

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  competitiveness of the bid in terms of overall price.

        We face substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that other marine transportation companies may also enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters and, in stronger market conditions, for secondhand vessels and newbuildings.

        In addition, a number of our competitors in the containership sector, including several that are among the largest charter owners of containerships in the world, have been established in the form of a German KG (Kommanditgesellschaft), which provides tax benefits to private investors. Although the German tax law was amended to significantly restrict the tax benefits to taxpayers who invest after November 10, 2005, the tax benefits afforded to all investors in the KG-model shipping entities continue to be significant, and such entities will continue to be attractive investments. Their focus on these tax benefits allows the KG-model shipping entities more flexibility in offering lower charter rates to liner companies. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by these sizeable competitors can have a depressing effect throughout the charter market.

        As a result of these factors, we may be unable to compete successfully with established companies with greater resources or new entrants for charters at a profitable level, or at all, which would have a material adverse effect on our business, results of operations and financial condition.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

        One of our principal strategies is to enter into multi-year, fixed-rate containership time charters particularly in strong charter rate environments, although in weaker charter rate environments, such as in the first half of 2009, we would generally expect to target somewhat shorter charter terms of three to six years or even shorter periods. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed, as it is currently, or insufficient funds are available to cover our financing costs for related containerships.

Delays in deliveries of our additional 28 contracted newbuilding vessels could harm our operating results.

        The 28 contracted newbuilding vessels in our contracted fleet are expected to be delivered to us at various times between the third quarter of 2009 and June 2012. Delays in the delivery of these vessels, or any other newbuilding containerships we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could possibly result in the cancellation of those time charters or other liabilities under such charters, and therefore adversely affect our anticipated results of operations. In the first half of 2009, we came to an agreement to delay the delivery dates of five 8,530 TEU containerships under construction by an average of approximately two hundred days each, five 6,500 TEU and five 3,400 TEU containerships under construction by approximately ninety days each, five 12,600 TEU containerships under construction by approximately one year each and five 6,500 TEU containerships under construction for periods ranging from two to six months. As of June 30, 2009, we expect to take delivery of four vessels during the remainder of 2009, twelve in 2010, seven in 2011 and five in 2012. Our remaining scheduled expenditures for installment payments on these new buildings are approximately $332 million for the second half of 2009, $909 million for 2010, $374 million for 2011 and $449 million for 2012. Although the delivery delays arranged in 2009 will delay our funding requirements for the installment payments to purchase these vessels, it will also delay our receipt of contracted revenues under the charters for such vessels.

        The delivery of the newbuilding containerships could also be delayed because of, among other things:

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  work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

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  quality or engineering problems;

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  changes in governmental regulations or maritime self-regulatory organization standards;

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  lack of raw materials;

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  bankruptcy or other financial crisis of the shipyard building the vessel;

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  our inability to obtain requisite financing or make timely payments;

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  a backlog of orders at the shipyard building the vessel;

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  hostilities or political or economic disturbances in the countries where the containerships are being built;

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  weather interference or catastrophic event, such as a major earthquake or fire;

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  our requests for changes to the original vessel specifications;

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  requests from the liner companies, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and container shipping demand, in addition to those delayed deliveries we have already arranged;

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  shortages of or delays in the receipt of necessary construction materials, such as steel;

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  our inability to obtain requisite permits or approvals; or

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  a dispute with the shipyard building the vessel.

        The shipbuilders with which we have contracted for our 28 newbuildings may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.

        The delivery of any secondhand containership we may agree to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

Certain of the containerships in our contracted fleet are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

        The chartering arrangements with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include options for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of their respective charters, which, based on the respective expected delivery dates for these vessels, is expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, each for $78.0 million. The option exercise prices with respect to these vessels reflect an estimate of market prices, which are in excess of the vessels' book values net of depreciation, at the time the options become exercisable. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced and, if there were a scarcity of secondhand containerships available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding containerships, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if containership values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by CMA-CGM. Consequently, if these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

        Due to the sharp decline in world trade and containership charter rates, the market values of the containerships in our fleet are currently significantly lower than prior to the downturn in the second half of 2008. Containership values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

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  prevailing economic conditions in the markets in which containerships operate;

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  changes in and the level of world trade;

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  the supply of containership capacity;

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  prevailing charter rates; and

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  the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

        In the future, if the market values of our vessels experience further deterioration or we lost the benefits of the existing charter arrangements for any of our vessels and could not replace such arrangements with charters at comparable rates, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and, if reinstated, it is likely that any dividend payments would be at reduced levels.

        We previously paid regular cash dividends on a quarterly basis. Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Under the waivers and amendments to our credit facilities agreed in 2009, we will need to obtain the consent of certain of our lenders to make future dividend payments, if any, during the period covered by such waivers.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and, if reinstated, to make dividend payments in the future.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our contractual obligations and, if reinstated, to make any dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, even if we would otherwise have reinstated dividend payments, our board of directors may exercise its discretion not to declare or pay dividends. If we reinstate dividend payments in the future, we do not intend to seek to obtain funds from other sources to make such dividend payments, if any.

Our credit facilities impose operating and financial restrictions on us, and if we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

        Our credit facilities and the covenant waiver agreements we obtained in 2009 impose, and our future financing arrangements, as well as any future waivers which may need to be obtained, may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

  •
  incur additional indebtedness;

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  create liens on our assets;

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  sell capital stock of our subsidiaries;

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  make investments;

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  engage in mergers or acquisitions;

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  pay dividends; or

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  make capital expenditures.

        Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

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  maintain a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

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  ensure that the aggregate market value of our vessels in our fleet exceeds 145.0% of our net consolidated debt at all times under our KEXIM-Fortis credit facility;

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  ensure that the ratio of the aggregate market value of the vessels in our fleet securing the applicable loan to our outstanding indebtedness under such loan at all times exceeds (i) 115% under our Emporiki Bank credit facility and (ii) a range from 120% to 125% under our other credit facilities (reduced to 100% under our RBS credit facility and our Credit Suisse credit facility during the applicable waiver period);

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  maintain adjusted stockholders' equity in excess of 30.0% of our total market value adjusted assets;

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  ensure that our total liabilities (after deducting cash and cash equivalents), at all times, will be no more than 70.0% (or 75% under one of our credit facilities) of our total market value adjusted assets;

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  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        As a result of low containership charter rates and vessel values, as well as the reduced fair value of our interest rate swaps due to low prevailing interest rates, we are in breach of covenants under certain of our credit facilities as of December 31, 2008 and June 30, 2009. We have obtained waivers covering all of these breached covenants other than with respect to the breaches identified as of June 30, 2009 of a corporate leverage ratio covenant under our

KEXIM-Fortis credit facility, under which $118.7 million was outstanding as of June 30, 2009 and of the corporate leverage ratio and collateral coverage ratio covenants contained in our credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece, under which $253.2 million was outstanding as of June 30, 2009. Such waivers do not, however, cover any covenants not previously breached. If we do not obtain the waivers under our KEXIM-Fortis and Fortis Bank-Lloyds TSB-National Bank of Greece credit facilities which we are discussing with our lenders, or any other failure to meet our payment or covenant compliance obligations under our secured credit facilities, either with respect to those covenants not covered by waivers or any covenants after their applicable waiver periods expire, could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

We may be unable to draw down the full amount of our credit facilities, and may have difficulty obtaining other financing, if the market values of our vessels further decline.

        There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made. If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. We may also not be able to refinance our debt or obtain additional financing, particularly for our newbuilding vessels which have remaining installment payments well in excess of their current charter-free market value.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

        As of June 30, 2009, we had outstanding indebtedness of $2.3 billion and we expect to incur substantial additional indebtedness as we finance the $2.1 billion aggregate remaining purchase price for our 28 newbuilding containerships and, as market conditions warrant over the medium to long-term, further grow our fleet. This level of debt could have important consequences to us, including the following:

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  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

  •
  we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and, if reinstated, dividends to our stockholders;

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  our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

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  our debt level may limit our flexibility in responding to changing business and economic conditions.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders' equity, as well as charges against our income.

        We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR, as well as two interest rate swap agreements, in an aggregate notional amount of $122.9 million, converting fixed interest rate exposure under our credit facilities advanced at a fixed rate of interest to floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

        To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges for accounting and financial reporting purposes, are recognized in "Accumulated Other Comprehensive Loss" on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. For example, due to the decline in interest rates, the fair value of our cash flow hedge interest rate swaps at December 31, 2008 amounted to an unrealized loss of approximately $408.0 million resulting in our failure to comply with the net worth requirements of our credit facility covenants as of December 31, 2008.

        Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenues in United States dollars and for the year ended December 31, 2008, we incurred approximately 56% of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in the containership transportation business could reduce our ability to meet our payment obligations and our profitability.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 deadweight tons, or dwt, for an aggregate of $143.5 million. In the first quarter of 2007, we delivered five of these vessels to the purchaser, which is not affiliated with us, for an aggregate of $118.0 million and the remaining vessel to the purchaser for $25.5 million when its charter expired in the second quarter of 2007. Subject to market conditions, including the availability of suitably configured vessels, we may reinvest in the drybulk sector of the shipping industry. Unless we acquire replacement drybulk carriers, we will rely exclusively on the cash flows generated from our charters that operate in the containership sector of the shipping industry. Due to our lack of diversification, adverse developments in the container shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

We may have difficulty properly managing our growth through acquisitions of additional vessels and we may not realize the expected benefits from these acquisitions, which may have an adverse effect on our financial condition and performance.

        To the extent market conditions warrant, we intend to grow our business over the medium to long-term by ordering newbuilding containerships and through selective acquisitions of additional vessels. Future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  developments in the charter markets in which we operate that make it attractive for us to expand our fleet;

  •
  managing any expansion;

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  the operations of the shipyard building any newbuilding containerships we may order; and

  •
  obtaining required financing on acceptable terms.

        Although charter rates and vessel values have recently declined significantly, along with the availability of debt to finance vessel acquisitions, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to acquire vessels at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

Under the terms of a plea agreement, our manager pled to one count of negligent discharge of oil from the Henry (ex APL Guatemala) and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Any violation of the terms of the plea agreement, or any penalties or heightened environmental compliance plan requirements imposed as a result of any alleged discharge from any other vessel in our fleet calling at U.S. ports could negatively affect our operations and business.

        In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea that resulted in an accumulation of oil and oily water in the vessel's engine room. The U.S. Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel's engines. In connection with these events, our manager entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager further agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager's guilty plea to the two counts and, on December 4, 2006, sentenced our manager in accordance with the terms of the plea agreement. Our manager has developed and is implementing the environmental compliance plan. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

        Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

        Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

        The operation of our vessels is also affected by the requirements set forth in the International Maritime Organization's, or IMO's, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

        In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and could require us to incur significant capital expenditures to keep our vessels in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our vessels could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our stockholders.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business.

        International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers and charter owners.

        Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed including the installation of security alert and automatic information systems on board vessels.

        It is unclear what changes, if any, to the existing inspection and security procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers and complying with additional security procedures on board vessels, such as those imposed under the ISPS Code. Changes to the inspection and security procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current inspection or security procedures or future proposals that may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

        A government of a ship's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our revenues and results of operations.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

        Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The conflicts in Iraq and Afghanistan may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

        Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

        Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008 and 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and stock price.

        The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

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  marine disaster;

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  environmental accidents;

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  grounding, fire, explosions and collisions;

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  cargo and property losses or damage;

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  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions;

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  work stoppages or other labor problems with crew members serving on our vessels, substantially all of whom are unionized and covered by collective bargaining agreements; and

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  piracy.

        Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

        The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the MSC Baltic (ex CSCL America), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561).

        We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

        In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the MSC Baltic (ex CSCL America), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we may incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. Although our current fleet of 41 containerships had an average age (weighted by TEU capacity) of approximately 9.9 years as of June 30, 2009, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

        The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, and all vessels must be awarded ISM certification.

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection.

        If any vessel does not maintain its class or fails any annual, intermediate or special survey, and/or loses its certification, the vessel will be unable to trade between ports and will be unemployable, and we could be in violation of certain covenants in our loan agreements. This would negatively impact our operating results and financial condition.

Our business depends upon certain employees who may not necessarily continue to work for us.

        Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container shipping industry and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. If the individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

The provisions in our employment arrangements with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

        In connection with his employment agreement with us, Dr. Coustas, our chief executive officer, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his employment and for one year thereafter from owning and operating drybulk ships or containerships larger than 2,500 TEUs and from acquiring or investing in a business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. We cannot be assured that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants.

We depend on our manager to operate our business.

        Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager. Our management agreement with any new manager may not be as favorable.

        Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our manager and its reputation and relationships in the shipping industry. If our manager suffers material damage to its reputation or relationships, it may harm our ability to:

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  renew existing charters upon their expiration;

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  obtain new charters;

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  successfully interact with shipyards during periods of shipyard construction constraints;

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  obtain financing on commercially acceptable terms or at all;

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  maintain satisfactory relationships with our charterers and suppliers; or

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  successfully execute our business strategies.

        If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business and affect our profitability.

Our manager is a privately held company and there is little or no publicly available information about it.

        The ability of our manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our manager's financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, our stockholders might have little advance warning of problems affecting our manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our manager that has a material impact on us to the extent that we become aware of such information.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

        We are a Marshall Islands corporation, and our registered office is located outside of the United States in the Marshall Islands. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

        There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Even if you were successful in bringing an action of this kind, the laws of the Marshall Islands may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Tax Risks

We may have to pay tax on U.S.-source income, which would reduce our earnings.

        Under the United States Internal Revenue Code of 1986, as amended, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

        Other than with respect to four of our vessel-owning subsidiaries, as to which we are uncertain whether they qualify for this statutory tax exemption, we believe that we and our subsidiaries currently qualify for this statutory tax exemption and we currently intend to take that position for U.S. federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year. For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if shareholders, each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by "qualified shareholders" (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified shareholders owned more than 50% of our shares for at least half of the days in the relevant taxable year. There can be no assurance that we will be able to establish such ownership by qualified shareholders for any tax year. In connection with the four vessel-owning subsidiaries referred to above, we note that qualification under Section 883 will depend in part upon the ownership, directly or under the applicable attribution rules, of preferred shares issued by such subsidiaries as to which we are not the direct or indirect owner of record.

        If we or our subsidiaries are not entitled to the exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. A number of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S.-source shipping income.

If we were treated as a "passive foreign investment company," certain adverse U.S. federal income tax consequences could result to U.S. stockholders.

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of "passive income," or at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." In general, U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.

        While there are legal uncertainties involved in this determination, including as a result of a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. and Subsidiaries; Tidewater Foreign Sales Corporation v. United States, No. 08-30268 (5th Cir., April 13, 2009) which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the foreign sales corporation rules under the U.S. Internal Revenue Code, we believe we should not be treated as a PFIC for the taxable year ended December 31, 2008. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, there is no assurance that the nature of our assets, income and operations will not change or that we can avoid being treated as a PFIC for subsequent years.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

        Legislation has been introduced that would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. It is not possible at this time to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows, would be materially reduced.

        A number of our subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act") which does not distinguish between the taxation of "non-resident" Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and "resident" Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

        In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

        If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

Risks Relating to Our Common Stock and This Offering

The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.

        The market price of our common stock has fluctuated widely since our initial public offering in October 2006 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the containership sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the containership sector, changes in general economic or market conditions and broad market fluctuations.

        If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

        In addition, under the rules of The New York Stock Exchange, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of 180 days to regain compliance with the $1.00 per share minimum. In the event that our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with the New York Stock Exchange rules that may be in effect at the time in order to avoid delisting of our common stock and the associated decrease in liquidity in the market for our common stock.

We cannot be assured that we will be able to raise equity and debt financing sufficient to meet our future capital and operating needs and future issuances of equity or equity-linked securities may result in significant dilution and adversely affect the market price of our common stock.

        We expect that the net proceeds of this offering will be $        million, based on the last reported sales price of our common stock of $    per share reported on the New York Stock Exchange on        , 2009 and the sale of the number of shares specified on the cover of this prospectus, and that this offering will result in a        % increase in the number of outstanding shares of our common stock. Even if we raise these net proceeds, we cannot be assured that the proceeds will be sufficient to meet our capital and operating needs, particularly if the charter rates in the containership charter market remain low for a prolonged period of time.

        We may have to attempt to sell additional shares in the future to satisfy our capital and operating needs. Lenders may be unwilling to provide future financing or may provide future financing only at significantly increased rates. If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. Our existing stockholders, including investors in this offering, will experience dilution, which could be significant, if we sell these future shares at prices below the price at which such previous stockholders invested.

        We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Future sales of our common stock could cause the market price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future, which if made at prevailing prices would be significantly dilutive of existing stockholders, and our stockholders may elect to sell large numbers of shares held by them from time to time.

        We filed with the SEC a shelf registration statement on Form F-3 registering under the Securities Act 44,318,500 shares of our common stock for resale on behalf of selling stockholders, including our executive officers, in addition to securities issuable by us. In the aggregate these 44,318,500 shares represent approximately 81% of our outstanding common stock as of June 30, 2009. These shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common stock by these shareholders in the public markets could adversely affect the market price of our common stock.

The Coustas Family Trust, our principal existing stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

        The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, owns, directly or indirectly, approximately 80% of our outstanding common stock and after this offering is expected to own approximately        % of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

We are a "controlled company" under the New York Stock Exchange rules, and as such we are entitled to exemptions from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        We are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. We may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding us. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The requirements of being a public company may strain our resources and distract management.

        As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a burden on our systems and resources. The Securities Exchange Act of 1934, as amended, requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act, among other things, requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the financial information that publicly traded companies are required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

        Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

        These provisions:

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  authorize our board of directors to issue "blank check" preferred stock without stockholder approval;

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  provide for a classified board of directors with staggered, three-year terms;

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  prohibit cumulative voting in the election of directors;

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  authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding stock entitled to vote for those directors;

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  prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

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  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

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  restrict business combinations with interested stockholders.

        We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

        These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus, and the documents incorporated into this prospectus by reference, concerning our operations, cash flows, and financial position include forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

  •
  future operating or financial results;

  •
  pending acquisitions and dispositions, business strategies and expected capital spending;

  •
  operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

  •
  general market conditions and shipping market trends, including charter rates, vessel values and factors affecting supply and demand;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities and comply with covenants in our financing arrangements;

  •
  the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

  •
  performance by our charterers of their obligations;

  •
  our continued ability to enter into multi-year, fixed-rate period charters with our customers;

  •
  our willingness and ability to make any future dividend payments;

  •
  our ability to leverage to our advantage our manager's relationships and reputation in the containership shipping sector of the international shipping industry;

  •
  changes in governmental rules and regulations or actions taken by regulatory authorities;

  •
  potential liability from future litigation; and

  •
  other factors discussed in the section entitled "Risk Factors".

        The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "potential," "may," "plan," "project," "predict," and "should" and similar expressions as they relate to us are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. We may also from time to time make forward-looking statements in our periodic reports that we file with the U.S. Securities and Exchange Commission ("SEC"), other information sent to our security holders, and other written materials. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. We caution readers of this prospectus, and the documents incorporated into this prospectus by reference, not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

 COMMON STOCK PRICE RANGE AND DIVIDENDS

        Since our initial public offering in the United States in October 2006, our common stock has been listed on the New York Stock Exchange under the symbol "DAC." The following table shows the high and low closing sales prices for our common stock during the indicated periods and the dividends paid per share of our common stock.

	High	Low	Cash Dividends Paid
2006 (Annual) (1)	$24.10	$19.61	—
2007 (Annual)	$40.26	$21.55	—
First Quarter	26.95	21.55	$0.44
Second Quarter	33.55	26.11	$0.44
Third Quarter	40.26	29.02	$0.44
Fourth Quarter	37.50	26.35	$0.465
2008 (Annual)	$29.96	$3.18	—
First Quarter	29.96	23.23	$0.465
Second Quarter	27.18	21.98	$0.465
Third Quarter	24.94	14.84	$0.465
Fourth Quarter	14.05	3.18	$0.465
2009
First Quarter	$10.16	$3.07	—
January	10.16	7.05	—
February	7.41	4.07	—
March	4.47	3.07	—
Second Quarter	5.00	2.91	—
April	5.00	3.35	—
May	4.66	3.67	—
June	4.27	2.99	—
Third Quarter (through August 5, 2009)	4.06	2.93	—
July	4.06	2.93	—
August (through August 5, 2009)	3.91	3.84	—

(1)
For the period from October 6, 2006, the date on which our common stock began trading on the NYSE, until the end of the period.

        The last reported sale price of our common stock on the New York Stock Exchange on August 5, 2009 was $3.84 per share. On June 30, 2009, there were 54,550,858 shares of our common stock outstanding held by approximately nine record holders, not including beneficial owners of shares registered in nominee or street name.

        Our board of directors has recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. Declaration and payment of any future dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Under the waiver agreements we entered into with certain of our lenders in 2009, our payment of any dividend is subject to the approval of certain of our lenders during periods covered by the waivers and is subject to caps on the dividends that we may pay pursuant to the terms of waivers from certain of our other lenders. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See "Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to our ability to pay dividends.

 USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be $              million ($              million if the underwriters exercise their over-allotment option in full) based on an assumed public offering price of $             per share, the last reported sales price of our common stock on The New York Stock Exchange on                  , and after deducting the underwriting discount and the estimated expenses payable by us related to this offering. The net proceeds from this offering are expected to be used to fund a portion of our newbuilding program and for general corporate purposes.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, restricted cash and consolidated capitalization as of December 31, 2008, on an:

  •
  actual basis,

  •
  as adjusted basis for (i) additional borrowings of $181.2 million and scheduled principal repayments of $16.1 million on our outstanding indebtedness, as well as change in the fair value of hedged debt of $3.9 million in the period from January 1, 2009 to June 30, 2009, (ii) the distribution during the first half of 2009 of 8,358 shares of common stock from our treasury stock as stock awards and directors fee payments of $49 thousand, as well as directors fees in the form of common stock of $32 thousand, (iii) changes in the fair value of interest rate swaps of $180.6 million as of June 30, 2009 resulting from increases in prevailing interest rates, as well as realized losses on cash flow hedges deferred and amortized over the life of the newbuildings of $14.7 million in the period from January 1, 2009 to June 30, 2009 and (iv) retained earnings of $35.9 million in respect of the period from January 1, 2009 to June 30, 2009; and

  •
  as further adjusted basis, giving effect to the issuance and sale of the shares of common stock offered hereby (assuming no exercise of the underwriters' over-allotment option) at an assumed public offering price of $             per share, the last reported sales price of our common stock on the New York Stock Exchange on                  , 2009 and the application of the net proceeds of this offering as described in "Use of Proceeds".

        There has been no material change in our capitalization between December 31, 2008 and the date of this prospectus as adjusted as described above. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2008
	Actual	As Adjusted (unaudited)	As Further Adjusted (unaudited)
	In thousands
Cash and cash equivalents	$120,720	$120,720	$

Restricted cash	$251,542	$251,542	$

Debt:
Total secured debt (including current portion) (1)	$2,107,678	$2,268,939	$

Stockholders' equity:
Common stock, par value $0.01 per share; 200,000,000 shares authorized on an actual basis, as adjusted basis and as further adjusted basis; 54,557,500 shares and 54,542,500 shares issued and outstanding on an actual basis, respectively; 54,557,500 shares and 54,550,858 shares issued and outstanding on an as adjusted basis, respectively; and shares and shares issued and outstanding on an as further adjusted basis (2)	546	546
Additional paid-in capital	288,615	288,598
Treasury stock	(88)	(39)
Accumulated other comprehensive loss	(474,514)	(308,640)
Retained earnings	404,475	440,374

Total stockholders' equity	219,034	420,839

Total capitalization	$2,326,712	$2,689,778	$

(1)
To the extent that we are unable to finalize formalization of the waivers of the breaches, as of June 30, 2009, of the corporate leverage ratio contained in our KEXIM-Fortis credit facility and the corporate leverage ratio and collateral coverage ratio covenants contained in our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility, we will be required to classify as current debt an amount of $360.7 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option. In the event that Fortis Bank-Lloyds TSB-National Bank of Greece and KEXIM-Fortis demand payment of our debt under the respective credit facility before its maturity, as a result of the June 30, 2009 breaches, we may elect to use our cash generated from operations, available cash and cash equivalents and undrawn availability under our other credit facilities to make such payments.

(2)
Issued and outstanding common stock does not reflect accrued rights to receive, in the first quarter of 2010, 9,763 shares of common stock under our Directors' Share Payment Plan as of June 30, 2009.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data set forth below as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated financial data set forth below as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in or incorporated by reference into this prospectus.

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In Thousands, Except Per Share Amounts
STATEMENT OF INCOME
Operating revenues	$298,905	$258,845	$205,177	$175,886	$148,718
Voyage expenses	(7,476)	(7,498)	(5,423)	(3,883)	(3,194)
Vessel operating expenses	(89,246)	(65,676)	(52,991)	(45,741)	(38,395)
Depreciation	(51,025)	(40,622)	(27,304)	(22,940)	(27,520)
Amortization of deferred drydocking and special survey costs	(7,301)	(6,113)	(4,127)	(2,638)	(1,747)
Bad debt expense	(181)	(1)	(145)	(36)	(422)
General and administrative expenses	(11,617)	(9,955)	(6,413)	(3,914)	(3,028)
Gain/(loss) on sale of vessels	16,901	(286)	—	—	7,667

Income from operations	148,960	128,694	108,774	96,734	82,079

Interest income	6,544	4,861	3,605	6,345	2,638
Interest expense	(37,734)	(21,929)	(24,465)	(19,190)	(10,423)
Other finance (expenses)/income, net	(2,047)	(2,779)	2,049	(6,961)	1,424
Other (expenses)/income, net	(1,060)	14,560	(18,476)	(270)	813
Gain/(loss) on fair value of derivatives	2,397	(309)	(6,068)	2,831	(2,225)

Total other expenses, net	(31,900)	(5,596)	(43,355)	(17,245)	(7,773)

Net income from continuing operations	$117,060	$123,098	$65,419	$79,489	$74,306

Net (loss)/income from discontinued operations (1)	(1,822)	$92,166	$35,663	$43,361	$42,153

Net income	$115,238	$215,264	$101,082	$122,850	$116,459

PER SHARE DATA (2) (3)
Basic and diluted net income per share of common stock from continuing operations	$2.15	$2.26	$1.40	$1.79	$1.68
Basic and diluted net (loss)/income per share of common stock from discontinued operations	$(0.04)	$1.69	$0.76	$0.98	$0.95
Basic and diluted net income per share of common stock	$2.11	$3.95	$2.16	$2.77	$2.63
Basic and diluted weighted average number of shares	54,557	54,558	46,751	44,308	44,308
CASH FLOW DATA
Net cash provided by operating activities	$135,489	$158,270	$151,578	$162,235	$129,056
Net cash used in investing activities	(511,986)	(687,592)	(330,099)	(40,538)	(154,747)
Net cash provided by/ (used in) financing activities	433,722	549,742	183,596	(180,705)	45,133
Net increase/(decrease) in cash and cash equivalents	57,225	20,420	5,075	(59,008)	19,442
BALANCE SHEET DATA (at period end)
Total current assets	$250,194	$92,038	$59,700	$64,012	$129,540
Total assets	2,828,464	2,071,791	1,297,190	945,758	1,005,981
Total current liabilities	122,215	51,113	45,714	70,484	77,602
Total long-term debt, including current portion	2,107,678	1,356,546	662,316	666,738	601,400
Total stockholders' equity	219,034	624,904	565,852	262,725	384,468
Common stock (2) (3)	54,543	54,558	54,558	44,308	44,308
Share capital (2)	546	546	546	443	443
OTHER DATA
EBITDA from continuing operations (4)	$206,576	$186,901	$117,710	$117,912	$111,358
EBITDA from discontinued operations (4)	(1,822)	93,113	46,103	53,044	47,812
EBITDA (4)	$204,754	$280,014	$163,813	$170,956	$159,170

(1)
As detailed in Note 25, Discontinued Operations, in the notes to our consolidated financial statements included elsewhere in this prospectus, we have determined that the operations of the drybulk carriers we previously owned and operated should be reflected as discontinued operations.

(2)
As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

(3)
As adjusted for 15,000 shares repurchased during December 2008 and held by us and reported as treasury stock as of December 31, 2008.

(4)
EBITDA represents net income before interest, income tax expense, depreciation and amortization. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principals, or "GAAP." We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes (to the extent applicable) and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.

  EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

    •
    EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

    •
    EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

    •
    EBITDA does not reflect changes in or cash requirements for our working capital needs; and

    •
    other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

  Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

  The following table sets forth a reconciliation of net cash operating activities and net income to EBITDA (unaudited) for the periods presented.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In Thousands
Reconciliation of Net Cash from Operating Activities to EBITDA (unaudited)
Net Cash provided by Operating Activities	$135,489	$158,270	$151,578	$162,235	$129,056
Net Increase / (Decrease) in Current Assets	2,296	9,230	4,100	(17,993)	12,200
Net (Increase) / Decrease in Current Liabilities	(6,465)	110	(34,402)	3,301	(2,559)
Net Finance cost add back	31,190	17,441	26,195	17,070	8,921
Amortization of finance costs	(220)	(164)	(135)	(101)	—
Written off amount of drydocking / special survey	(181)	(337)	(385)	—	—
Written off finance costs	(128)	(284)	(396)	—	—
Payments for dry-docking / special survey	10,625	7,592	8,037	4,505	5,159
Gain / (Loss) on sale of vessels	16,901	88,349	14,954	—	7,667
Stock based compensation	(85)	—	—	—	—
Change in fair value of derivative instruments	15,332	(193)	(5,733)	1,939	(1,274)

EBITDA (unaudited)	$204,754	$280,014	$163,813	$170,956	$159,170

	Year Ended December 31,
	2008	2007	2006	2005	2004
	In Thousands
Reconciliation of Net Income to EBITDA (unaudited)
Net income	$117,060	$123,098	$65,419	$79,489	$74,306
Depreciation	51,025	40,622	27,304	22,940	27,520
Amortization of deferred drydocking and special survey costs	7,301	6,113	4,127	2,638	1,747
Interest income	(6,544)	(4,861)	(3,605)	(6,345)	(2,638)
Interest expense	37,734	21,929	24,465	19,190	10,423

EBITDA (unaudited) from continuing operations	$206,576	$186,901	$117,710	$117,912	$111,358
EBITDA (unaudited) from discontinued operations	(1,822)	93,113	46,103	53,044	47,812

EBITDA (unaudited)	$204,754	$280,014	$163,813	$170,956	$159,170

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the financial and other information incorporated by reference into and included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and are presented in U.S. dollars.

        This discussion contains forward-looking statements based on assumptions about our future business. Our actual results may differ from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements."

Overview

        Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. Our fleet, as of June 30, 2009, consisted of 41 containerships and, as described below, as of that date we had newbuilding contracts for an additional 28 containerships, which we currently expect will be delivered to us by the end of June 2012.

        We deploy our containerships on multi-year, fixed-rate charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year charters. As of June 30, 2009, all of the 41 containerships in our fleet were employed on time charters. Our containerships are generally deployed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business expansion strategies.

        The average number of containerships in our fleet for the years ended December 31, 2008, 2007 and 2006 was 37.7, 32.3 and 26.3, respectively. As of June 30, 2009, we had newbuilding contracts with Hyundai Samho, Hanjin, Shanghai Jiangnan and Sungdong for an additional 28 containerships with an aggregate capacity of 217,950 TEUs, with scheduled deliveries to us from the third quarter of 2009 through the end of June 2012. After delivery of these 28 containerships, our containership fleet of 68 vessels will have a total capacity of 382,179 TEUs, assuming we do not acquire any additional vessels or dispose of any of our vessels, other than one vessel that is over 30 years of age, which is planned to be scrapped.

        As of June 30, 2009, our containership fleet was under period charters with ten charterers: China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, UASC, Yang Ming and Zim Integrated Shipping Services. In addition, we have arranged time charters ranging from 10 to 15 years with CMA CGM, Yang Ming and two other accredited charterers for 26 of our contracted newbuilding vessels and arranged 18-year bareboat charters with an accredited charterer for our other two contracted newbuilding vessels.

        Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services. The initial term of this agreement expired on December 31, 2008, and the agreement now renews each year for a one-year term for the next 12 years unless we give a one-year notice of non-renewal.

        Our results of operations depend primarily on the number of vessels in our fleet and the charter hire rates for these vessels that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand and respective charter-party details. The demand for containerships is determined by the underlying demand for goods which are transported in containerships.

        The sharp decline in global economic activity in the second half of 2008 and in 2009 has resulted in a substantial decline in the demand for the seaborne transportation of products in containers, reaching the lowest levels in decades. Consequently, the cargo volumes and freight rates achieved by liner companies, with which all of the existing and contracted newbuilding vessels in our fleet are chartered, have declined sharply, reducing liner company profitability and, at times, failing to cover the costs of liner companies operating vessels on their shipping lines. In response to such reduced cargo volume and freight rates, the number of vessels being actively deployed by liner companies has decreased, with over 10% of the world containership fleet estimated to be out of service as of May 2009. Moreover, newbuilding containerships with an aggregate capacity of 5.7 million TEUs, representing approximately 45% of the world's existing fleet capacity as of April 1, 2009, were under construction, which may exacerbate the surplus of containership capacity further reducing charterhire rates. The reduced demand and resulting financial challenges faced by our liner company customers has significantly reduced demand for containerships, despite some limited stabilization in the second quarter of 2009, and, in turn, reduced prevailing containership charter rates and may increase the likelihood of one or more of our customers being unable or unwilling to pay us the contracted charterhire rates, which are generally significantly above prevailing charter rates, under the charters for our vessels.

        Absent significant unforeseen changes in supply of and demand for containerships, charter rates are expected to remain weak for the remainder of 2009. As of June 30, 2009, we did not have any containerships without charter arrangements or with charter arrangements expiring within 2009, resulting in a 100% contracted charter coverage for the remainder of 2009.

Results of Operations

        The following discussion solely reflects results from continuing operations (containerships), unless otherwise noted. As described in Note 25, Discontinued Operations, in the Notes to our Consolidated Financial Statements certain reclassifications have been made to reflect the discontinued operations treatment of our Drybulk Business.

Year ended December 31, 2008 compared to the year ended December 31, 2007

        During the year ended December 31, 2008, we had an average of 37.7 containerships in our fleet. During the year ended December 31, 2007, we had an average of 32.3 containerships in our fleet. We took delivery of three 2,200 TEU containerships, on February 11, 2008, March 18, 2008 and March 20, 2008, respectively, and three 4,253 TEU containerships on July 4, 2008, September 22, 2008 and November 3, 2008, respectively. We also sold one 5,506 TEU containership on January 15, 2008 and four 3,101 TEU containerships, on January 25, 2008, May 20, 3008, October 26, 2008 and December 10, 2008, respectively.

     Operating Revenue

        Operating revenue increased 15.5%, or $40.1 million, to $298.9 million in the year ended December 31, 2008, from $258.8 million in the year ended December 31, 2007. The increase was partly attributable to the addition to our fleet of six vessels, which collectively contributed revenues of $22.0 million in 2008. In addition, two 4,300 TEU containerships, the YM Colombo and the YM Singapore, which were added to our fleet on March 12, 2007 and October 9, 2007, respectively, five 2,200 TEU containerships, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter, which were added to our fleet on July 23, 2007, August 20, 2007, September 5, 2007, October 2, 2007 and October 15, 2007, respectively, and two 4,253 TEU containerships, the YM Seattle and the YM Vancouver, which were added to our fleet on September 10, 2007 and November 27, 2007, respectively, contributed incremental revenues of $44.5 million in the year ended December 31, 2008 compared to the year ended December 31, 2007. These additional contributions to revenue were offset in part by our sale of eight vessels in 2008 and 2007, which vessels, as a result, contributed $23.6 million less revenue in the year ended December 31, 2008 than in the year ended December 31, 2007. We also had a further decrease in revenues of $2.8 million attributed to more off-hire days and re-chartering of certain vessels at lower charter rates during the year ended December 31, 2008 compared to the year ended December 31, 2007.

     Voyage Expenses

        Voyage expenses remained stable at $7.5 million in the year ended December 31, 2008 and December 31, 2007. Voyage expenses mainly relate to commissions paid to our manager on vessels acquired and sold in accordance with our management agreement and commissions on gross revenue, address and brokerage commissions.

     Vessel Operating Expenses

        Vessel operating expenses increased 35.8% or $23.5 million, to $89.2 million in the year ended December 31, 2008, from $65.7 million in the year ended December 31, 2007. The increase was mainly due to the increase in the average number of our vessels in our fleet under time charter during the year ended December 31, 2008 compared to the year ended December 31, 2007.

        Our daily operating expenses per vessel increased by 4.0% in the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase was mainly due to higher crew wages and total repair and maintenance costs.

     Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred drydocking and special survey costs expense increased 19.7%, or $1.2 million, to $7.3 million in the year ended December 31, 2008, from $6.1 million in the year ended December 31, 2007. The increase reflects higher dry-docking costs incurred, which were subject to amortization during the year ended December 31, 2008 as compared to 2007.

     Depreciation

        Depreciation expense increased 25.6%, or $10.4 million, to $51.0 million in the year ended December 31, 2008, from $40.6 million in the year ended December 31, 2007. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the year ended December 31, 2008 compared to 2007.

     General and administrative expenses

        General and administrative expenses increased 16.0%, or $1.6 million, to $11.6 million in the year ended December 31, 2008, from $10.0 million in 2007. The increase was principally a result of increased fees of $1.3 million paid to our Manager in the year ended December 31, 2008 compared to 2007, attributed to the increase in the average number of our vessels in our fleet. Moreover, other administrative expenses were higher by $0.3 million in the year ended December 31, 2008 compared with the year ended December 31, 2007.

     Interest expense, interest income, and other finance (expenses) income, net

        Interest expense increased 72.1%, or $15.8 million, to $37.7 million in the year ended December 31, 2008, from $21.9 million in the year ended December 31, 2007. The change in interest expense was due to the increase in our average debt by $882.8 million to $1,715.4 million in the year ended December 31, 2008 from $832.6 million in the year ended December 31, 2007. Our extensive newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $36.9 million for the year ended December 31, 2008 as opposed to $22.9 million of capitalized interest for the year ended December 31, 2007.

        Interest income increased 32.7%, or $1.6 million, to $6.5 million in the year ended December 31, 2008, from $4.9 million in the year ended December 31, 2007. The increase in interest income is mainly attributed to higher average cash deposits, in particular restricted cash as described below, partially offset by lower interest rates, during the year ended December 31, 2008, as opposed to the year ended December 31, 2007. Restricted cash increased by $205.3 million, to $251.5 million as of December 31, 2008, from $46.2 million as of December 31, 2007. The restricted cash is mainly attributed to cash borrowed under our revolving credit facilities designated to finance certain of our newbuildings and is expected to be gradually utilized to fund progress payments of these new buildings up to their deliveries through the third quarter of 2011.

        Other finance income (expenses), net, decreased by $0.8 million, to an expense of $2.0 million in the year ended December 31, 2008, from an expense of $2.8 million in the year ended December 31, 2007. The change in other finance income (expenses), net, was mainly due to the first drawdown facility fees of $1.0 million expensed in 2007 in relation to the agreements with HSH Nordbank and The Royal Bank of Scotland, our revolving credit facilities of up to $700 million each.

     Gain/(loss) on sale of vessels

        The gain on sale of vessels for the year ended December 31, 2008, reflects the sale of the APL Belgium, the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg for $44.5 million, $11.2 million, $15.8 million, $10.2 million and $4.9 million, respectively, resulting in an aggregate net gain of $16.9 million during the year ended December 31, 2008. The loss on sale of vessels for the year ended December 31, 2007, reflects the sale of the APL England, APL Scotland and APL Holland to APL, following the exercise of the purchase options APL had for these vessels, for $44.5 million each, resulting in an aggregate net loss of $(0.3) million during the year ended December 31, 2007.

     Other income/(expenses), net

        Other income/(expenses), net, decreased by $15.7 million, to an expense of $(1.1) million for the year ended December 31, 2008, from an income of $14.6 million in the year ended December 31, 2007. The decrease in other income/(expenses) is mainly attributed to a non-recurring net gain of $15.9 million related to restructuring of our leasing arrangements for the CSCL Europe, the MSC Baltic, the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and their subsequent restructuring entered into in 2007, as detailed in Note 12(a) in the notes to the consolidated financial statements included herein. In addition, during the fourth quarter of 2008, we recorded a non-recurring expense of $1.6 million in relation to insurance for the years of 2006 and 2007, reflecting the contribution of our insurer to the exposure of the International Group of Protection & Indemnity Clubs and our insurer's assessment to us of a portion of such contribution.

     Gain/(loss) on derivatives

        Gain/(loss) on derivatives increased by $2.7 million, to a $2.4 million gain in the year ended December 31, 2008, from a $(0.3) million loss in the year ended December 31, 2007. This increase is mainly a result of $1.3 million of forward contracts that expired and cash settled in April 2008, as well as, a $1.1 million of fair value interest rate swaps net ineffectiveness recorded in "Gain/(loss) on derivatives" in 2008.

     Discontinued Operations

        Net income from discontinued operations decreased by $94.0 million, to a loss of $(1.8) million in the year ended December 31, 2008 from a gain of $92.2 million in the year ended December 31, 2007, primarily reflecting an expense of $(1.5) million recorded during 2008 following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007) compared to a gain of $88.6 million on the sale of six dry bulk carriers during 2007. As discussed in Note 25 to our Consolidated Financial Statements included herein, we have determined that our Drybulk Business should be reflected as discontinued operations.

Year ended December 31, 2007 compared to the year ended December 31, 2006

        During the year ended December 31, 2007, we had an average of 32.3 containerships in our fleet. During the year ended December 31, 2006, we had an average of 26.3 containerships in our fleet. We took delivery of one 4,300 TEU containership on March 12, 2007, one 2,200 TEU containership on July 23, 2007, one 2,200 TEU containership on August 20, 2007, one 2,200 TEU containership on September 5, 2007, one 4,253 TEU containership on September 10, 2007, one 2,200 TEU containership on October 2, 2007, one 4,300 TEU containership on October 9, 2007, one 2,200 TEU containership on October 15, 2007, and one 4,253 TEU containership on November 27, 2007. We also sold three 5,506 TEU containerships in our fleet to APL-NOL, on March 7, 2007, June 22, 2007 and August 3, 2007, respectively.

     Operating Revenue

        Operating revenue increased 26.1%, or $53.6 million, to $258.8 million in the year ended December 31, 2007, from $205.2 million in the year ended December 31, 2006. The increase was partly attributable to the addition to our fleet of nine vessels, which collectively contributed revenues of $23.4 million in 2007. In addition, a 4,651 TEU containership, the MOL Confidence, which was added to our fleet on March 23, 2006, three 4,814 TEU containerships, the Maersk Marathon, the Maersk Messologi and the Maersk Mytilini, which were added to our fleet on December 13, 2006, December 18, 2006 and December 22, 2006, respectively, and two 9,580 TEU containerships, the CSCL Pusan and the CSCL Le Havre, which were added to our fleet on September 8, 2006 and November 20, 2006, respectively, contributed incremental revenues of $45.8 million in the year ended December 31, 2007 compared to the year ended December 31, 2006. These additional contributions to revenue were offset in part by our sale of three vessels in 2007, which vessels, as a result, contributed $16.0 million less revenue in the year ended December 31, 2007 than in the year ended December 31, 2006.

     Voyage Expenses

        Voyage expenses were $7.5 million in the year ended December 31, 2007, representing an increase of $2.1 million, or 38.9%, from $5.4 million in the year ended December 31, 2006. The increase in voyage expenses was mainly due to commissions paid to our manager of $2.1 million for the 12 vessels acquired and sold in accordance with our management agreement in the year ended December 31, 2007 as opposed to $0.8 million of such commissions in the year ended December 31, 2006. The remaining increase of $0.8 million is attributed to higher commissions on gross revenue, address and brokerage commissions and other voyage expenses, due to the increase in the average number of containerships in our fleet in the year ended December 31, 2007, compared with the year ended December 31, 2006.

     Vessel Operating Expenses

        Vessel operating expenses increased 24.0%, or $12.7 million, to $65.7 million in the year ended December 31, 2007, from $53.0 million in the year ended December 31, 2006. This increase was due to the increase in the average number of containerships in our fleet by 6.0 vessels, or 22.8%, to 32.3 containerships in the year ended December 31, 2007 from 26.3 containerships in the year ended December 31, 2006.

     Amortization of Deferred Drydocking and Special Survey Costs

        Amortization of deferred drydocking and special survey costs expense increased 48.8%, or $2.0 million, to $6.1 million in the year ended December 31, 2007, from $4.1 million in the year ended December 31, 2006. The increase resulted from more drydockings in 2007 than 2006.

     Depreciation

        Depreciation expense increased 48.7%, or $13.3 million, to $40.6 million in the year ended December 31, 2007, from $27.3 million for the year ended December 31, 2006. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet as well as the higher acquisition cost of such additional vessels compared to those sold during the year ended December 31, 2007.

     General and administrative expenses

        General and administrative expenses increased 56.3%, or $3.6 million, to $10.0 million in the year ended December 31, 2007, from $6.4 million in the year ended December 31, 2006. The increase was mainly a result of expenses related to being a public company which applied to the three months ended December 31, 2006 as compared to all of 2007. Such expenses related to being a public company increased $2.0 million in the year ended December 31, 2007 as they were in effect for the entire year compared with the year ended December 31, 2006 during which such costs applied only to the fourth quarter. Moreover, fees paid to our manager increased $1.1 million as a result of an increase in the average number of vessels in our fleet in the year ended December 31, 2007 as opposed to those in the same period of 2006. The remaining $0.5 million of the increase represents various other administrative expenses which were not applicable in the year ended December 31, 2006.

     Interest expense, interest income, and other finance (expenses) income, net

        Interest expense decreased 10.6%, or $2.6 million, to $21.9 million in the year ended December 31, 2007, from $24.5 million in the year ended December 31, 2006. Our newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $22.9 million for the year ended December 31, 2007 as opposed to $8.6 million of capitalized interest for the year ended December 31, 2006. This was offset in part by a $12.8 million increase in interest relating to a 39.4% increase in our average indebtedness, with no change in the weighted average effective interest rate to which our indebtedness was subject. Interest income increased $1.3 million, or 36.1%, to $4.9 million in the year ended December 31, 2007, from $3.6 million in the year ended December 31, 2006, due to increased average bank deposits.

        Other finance income (expenses), net, decreased $4.8 million, to a cost of $(2.8) million in the year ended December 31, 2007, from income of $2.0 million in the year ended December 31, 2006. The change in other finance income (expenses), net, was mainly due to foreign exchange rate fluctuations between the pound sterling and the U.S. dollar in connection with the leasing arrangements for the CSCL Europe, the MSC Baltic (ex CSCL America), the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva (ex Vancouver Express), the CSCL Pusan and the CSCL Le Havre, as well as the agreements which we entered into with HSH Nordbank on November 14, 2006 and with The Royal Bank of Scotland on February 20, 2007, for revolving credit facilities of up to $700 million each, which resulted in higher finance fees in the year ended December 31, 2007 compared to the year ended December 31, 2006.

     Gain/(loss) on sale of vessels

        Loss on sale of vessels of $(0.3) million represents a loss on sale of three containerships during the year ended December 31, 2007.

     Other income/(expenses)

        Other income (expenses), improved $33.1 million to $14.6 million for the year ended December 31, 2007 from $(18.5) million in the year ended December 31, 2006. The change was primarily due to a non-recurring gain of $15.9 million for 2007 compared to a non-recurring loss of $(18.7) million in 2006, both attributable to the leasing arrangements for the CSCL Europe, the MSC Baltic, the Bunga Raya Tiga (ex Maersk Derby), the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and the subsequent restructuring of such arrangements in October 2007, as detailed in note 12a in the notes to the consolidated financial statements included herein.

     Gain/(loss) on derivatives

        Gain/(loss) on derivatives increased $5.8 million to $(0.3) million loss in the year ended December 31, 2007, from a $(6.1) million loss in the year ended December 31, 2006. This change was a result of the initiation of hedge accounting from the third quarter of 2006, resulting in unrealized gains or losses ceasing to be recognized in our income statement.

     Discontinued Operations

        Net income from discontinued operations increased $56.5 million, or 158.3%, to $92.2 million in the year ended December 31, 2007 from $35.7 million in the year ended December 31, 2006, primarily reflecting the gain of $88.6 million on the sale of six drybulk carriers during 2007 compared to the sale of one drybulk carrier during 2006 with a gain of $15.0 million. As discussed in note 25 to our consolidated financial statements included herein, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

        Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, including from vessel sales, and long-term bank borrowings, as well as proceeds from our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

        Our primary short-term liquidity needs are to fund our vessel operating expenses, loan amortization and interest payments. Our medium-term liquidity needs primarily relate to the purchase of the 28 additional containerships for which we have contracted and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating $2.1 billion as of June 30, 2009. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our existing credit facilities and additional credit facilities we will seek to arrange, cash from operations and equity and equity-linked financings. We believe that currently contracted sources of funds will be sufficient to meet our liquidity needs through the first quarter of 2010, since our contracted revenue together with our committed credit facilities, including our new credit facility with Deutsche Schiffsbank-Credit Suisse-Emporiki Bank that we entered into during the first quarter of 2009, will be sufficient to meet our currently projected liquidity needs for that period.

        In the first half of 2009, we came to an agreement to delay the delivery dates of five 8,530 TEU containerships under construction by approximately two hundred days each on average, five 6,500 TEU and five 3,400 TEU containerships under construction by approximately one quarter each, five 12,600 TEU containerships under construction by approximately one year each and five 6,500 TEU containerships under construction for a period ranging from two to six months. As of June 30, 2009, we expect to take delivery of four vessels during the remainder of 2009, twelve in 2010, seven in 2011 and five in 2012. As of June 30, 2009, the remaining capital expenditure installments for these vessels were approximately $332 million for the remainder of 2009, $909 million for 2010, $374 million for 2011 and $449 million for 2012. In addition to our available borrowing capacity under committed credit facilities as of June 30, 2009, we would be required to procure additional financing of approximately $1.4 billion in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations. Accordingly, as of June 30, 2009, we have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us in 2010, 2011 and 2012. Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, may be limited.

        Restricted cash increased by $205.3 million, to $251.5 million as of December 31, 2008, from $46.2 million as of December 31, 2007. The increase in restricted cash is mainly attributed to additional cash which we borrowed under our revolving credit facilities during the third quarter of 2008. These funds are now designated to finance certain of our newbuildings and will be utilized to fund progress payments of these new buildings through their scheduled deliveries from December 2009 to the third quarter of 2011.

        Under our existing multi-year charters as of December 31, 2008, we had contracted revenues of $320.2 million for 2009, $402.9 million for 2010 and, thereafter, approximately $6.3 billion, of which amounts $22.6 million, $136.9 million and $5.1 billion, respectively, are associated with charters from our contracted newbuildings, some of which have not been financed. See "Risk Factors."

        As of June 30, 2009, we had approximately $474 million of undrawn availability under our credit facilities and $220 million of restricted cash designated for newbuilding progress payments. Our board of directors has determined to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry, and in particular the sharp decline in charter rates and vessel values in the containership sector.

        In 2009, we obtained waivers from lenders, with which we had $1.8 billion of indebtedness, as of December 31, 2008, to cover for 2008 and up to January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which compliance with the net worth and corporate leverage ratio covenants will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ending December 31, 2009) and with respect to our HSH Nordbank, Aegean Baltic Bank-HSH Nordbank-Piraeus Bank, Deutsche Bank and Credit Suisse credit facilities for which the waiver period extends through October 1, 2010) breaches of our loan agreement covenants in relation to the collateral coverage ratios, corporate leverage ratios and the minimum net worth requirements, which we were not in compliance with as of December 31, 2008. As of June 30, 2009, we were in breach of the collateral coverage ratio covenants contained in our credit facility with Credit Suisse and in our credit facility with Deutsche Bank which were not covered by the respective waivers obtained in relation to the December 31, 2008 breaches thereunder, and, in the second half of 2009, we entered into an agreement with Credit Suisse reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010 and an agreement with Deutsche Bank waiving such breach identified as of June 30, 2009, as well as any subsequent breach of such covenant, through October 1, 2010. In addition, as of June 30, 2009, we were in breach of the corporate leverage ratio and collateral coverage ratio covenants contained in our credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece, which had an outstanding balance of $253.2 million as of June 30, 2009, and of the corporate leverage ratio covenant under our KEXIM-Fortis credit facility, which was not covered by the waiver obtained in relation to the covenant breaches thereunder as of December 31, 2008, which had an outstanding balance of $118.7 million as of June 30, 2009. We are currently in discussions to obtain a written waiver covering breaches of the corporate leverage ratio and collateral coverage ratio covenants in our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility identified as of June 30, 2009, of the additional breach of the corporate leverage ratio under our KEXIM-Fortis credit facility as of June 30, 2009, as well as extending the previously obtained waiver through October 1, 2010. We have agreed in principle with the banks, subject to final written formalization of such agreements and approval from the lenders' committees. To the extent that we are unable to finalize formalization of these waivers, we will be required to classify as current debt an amount of $360.7 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option. If, however, the current low charter rates in the containership market and low vessels values continue or decrease further, our ability to comply with these and other covenants in our loan agreements may be adversely affected and we may not be able to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.

        On January 15, 2008 we sold the APL Belgium, a 5,506 TEU containership, to APL-NOL for $44.3 million net proceeds pursuant to the terms of a purchase option contained in the charter of the vessel. In addition, we sold the Winterberg, on January 25, 2008, the Maersk Constantia, on May 20, 2008, the Asia Express, on October 26, 2008, and the Sederberg, on December 10, 2008, for net proceeds of $10.2 million, $14.6 million, $9.4 million and $4.5 million, respectively.

        In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate sale price of $143.5 million. We used the proceeds from this sale to fund contracted vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements and the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel's then-existing charter. We delivered all six of these vessels to the purchaser upon expiration of their charters during 2007, after which we account for the drybulk carriers we have owned since 2002 as discontinued operations.

        The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the years ended December 31, 2008, 2007 and 2006:

	Combined Containership and Drybulk Carrier Fleet Year Ended December 31,			Discontinued Operations Year Ended December 31,			Continuing Operations Year Ended December 31,
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(In Thousands)
Net Cash from Operating Activities	$135,489	$158,270	$151,578	$—	$4,537	$24,628	$135,489	$153,733	$126,950
Net Cash (used in)/provided by Investing Activities	(511,986)	(687,592)	(330,099)	—	142,301	26,798	(511,986)	(829,893)	(356,897)
Net Cash provided by/(used in) Financing Activities *	433,722	549,742	183,596	—	(146,838)	(51,426)	433,722	696,580	235,022

*
Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

        We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the containerships we have added to our fleet since the disposal of the drybulk carrier fleet. Furthermore, the drybulk carrier fleet's proportional contribution to our cash flows from operating activities had been decreasing during the years from 2005 to 2007 mainly as a result of the growth of our containership fleet. We did not have any drybulk carriers in 2008.

        Net cash from investing activities attributed to the discontinued operations was $142.3 million in 2007, representing the sale proceeds from the sale of the drybulk carrier fleet, the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the MV Achilleas. Net cash from investing activities attributed to the discontinued operations was $26.8 million in 2006, representing the sale proceeds from the sale of one of our drybulk carriers, the Sofia III. Net cash used in financing activities attributed to the drybulk carrier fleet reflects the payments of long-term debt, offset in part by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during each of the years ended December 31, 2007 and 2006.

Cash Flows

        The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed which is consistent with the presentation of our consolidated statement of cash flows included herein.

     Net Cash Provided by Operating Activities

        Net cash flows provided by operating activities decreased 14.4%, or $22.8 million, to $135.5 million in the year ended December 31, 2008 compared to $158.3 million in the year ended December 31, 2007. The decrease was primarily the result of a one-time cash benefit of $15.4 million relating to lease arrangements that was recognized in 2007, as described in Note 12, Lease Arrangements, in the notes to our consolidated financial statements included herein and the increase in the payments for drydockings in 2008 as opposed to 2007, partially offset by increased cash received from operations in 2008 compared to 2007 due to the increase in the average number of vessels in our fleet. Net cash flows provided by operating activities increased 4.4%, or $6.7 million, to $158.3 million in the year ended December 31, 2007 compared to $151.6 million in the year ended December 31, 2006. For the year ended December 31, 2007, the increase was primarily the result of a change in working capital requirements by $6.3 million and decreased payments of $0.4 million attributed to drydockings in 2007 as opposed to 2006.

     Net Cash Used in Investing Activities

        Net cash flows used in investing activities decreased 25.5%, or $175.6 million, to $512.0 million in the year ended December 31, 2008 compared to $687.6 million in the year ended December 31, 2007. Net cash flows used in investing activities increased 108.3%, or $357.5 million, to $687.6 million in the year ended December 31, 2007 compared to $330.1 million in the year ended December 31, 2006. The difference between the years ended December 31, 2008 and 2007 primarily reflects the funds used to acquire secondhand vessels of $93.4 million in 2008 as opposed to $266.6 million in 2007, cash received of $16.9 million on March 7, 2008 in respect of certain lease arrangements (refer to Note 12, Lease Arrangements, in the notes to our consolidated financial statements included herein) that partially offset the cash used to acquire vessels, installment payments for newbuildings of $518.5 million in 2008 as opposed to $696.8 million during the year ended December 31, 2007 and proceeds from sale of vessels of $83.0 million in 2008 as opposed to $275.8 million in 2007. The difference between the years ended December 31, 2007 and 2006 primarily reflects the funds used to acquire secondhand vessels of $266.6 million in 2007 as opposed to $171.7 million in 2006, installment payments for newbuildings of $696.8 million in 2007 as opposed to $185.1 million during the year ended December 31, 2006 and proceeds from sale of vessels of $275.8 million in 2007 as opposed to $26.8 million in 2006.

     Net Cash Provided by/(Used in) Financing Activities

        Net cash flows provided by financing activities decreased 21.1%, or $116.0 million, to $433.7 million in the year ended December 31, 2008 compared to $549.7 million in the year ended December 31, 2007. Net cash flows provided by financing activities increased by $366.1 million, to $549.7 million in the year ended December 31, 2007 compared to $183.6 million in the year ended December 31, 2006. The decrease in 2008 is primarily due to the net proceeds from long-term debt of $745.1 million during the year ended December 31, 2008 as opposed to $691.7 million in the year ended December 31, 2007, dividend payments of $101.5 million during the year ended December 31, 2008 as opposed to $97.4 million during the year ended

December 31, 2007 and $205.4 million of restricted cash in 2008 as opposed to $43.7 million in 2007. The increase in 2007 is primarily due to the net proceeds from long-term debt of $691.7 million during the year ended December 31, 2007 as opposed to $(12.8) million in the year ended December 31, 2006, dividend payments of $97.4 million during the year ended December 31, 2007 as opposed to no dividend payments for 2006, no public offering proceeds in 2007 as opposed to $201.3 million in 2006 and $43.7 million of restricted cash in 2007 as opposed to $1.8 million in 2006.

Credit Facilities

        We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. We also have entered into guarantee facility agreements with HSH Nordbank and The Royal Bank of Scotland, which are described in Note 19 to our audited financial statements included herein. The following summarizes certain terms of our credit facilities:

Lender	Remaining Available Principal Amount (in millions) (1)	Outstanding Principal Amount (in millions) (1)	Interest Rate	Maturity	Repayment Schedule
The Royal Bank of Scotland (2)	$56.3	$640.4	LIBOR + margin	Due September 2021	Concerns a revolving credit facility of up to $700.0 million for the purpose of financing existing vessels or part of the newbuilding program. Refer to "Item 10. Additional Information—Material Contracts" in our Annual Report on Form 20-F for the year ended December 31, 2008 incorporated by reference into this prospectus for details on the amortization schedule.
HSH Nordbank (3)	$—	$41.0	LIBOR + margin	Due March 2014	21 quarterly instalments of $1.0 million; balloon payment of $20.0 million.
KEXIM (4)	$—	$80.8	Fixed	Due November 2016	30 quarterly instalments of $2.6 million; plus instalments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-Fortis (5)	$—	$124.4	$115.4 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	20 semi-annual instalments of $5.625 million; plus instalments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

Lender	Remaining Available Principal Amount (in millions) (1)	Outstanding Principal Amount (in millions) (1)	Interest Rate	Maturity	Repayment Schedule
Aegean Baltic Bank-HSH Nordbank-Piraeus Bank (6)	$25.0	$675.0	LIBOR + margin	Due November 2016

Concerns a revolving credit facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels. Repayment schedule, as amended in July 2009 will be based on quarterly installments as well as a balloon payment at the end. Refer to "Item 10. Additional Information—Material Contracts" in our Annual Report on Form 20-F for the year ended December 31, 2008 incorporated by reference into this prospectus for further details on the loan amortization.

Emporiki Bank of Greece S.A. (7)	$85.8	$71.0	LIBOR + margin	Due June 2021

Concerns a loan facility of up to $156.8 million advanced to the vessel owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semi-annual instalments of $4.25 million and a balloon payment of $71.8 million along with the final instalment.

Deutsche Bank (8)	$—	$180.0	LIBOR + margin	Due October 2018	32 quarterly instalments of $2.5 million and a final balloon payment of $100.0 million payable with the last such instalment. The first installment is due on December 31, 2010.
Credit Suisse (9)	$190.5	$31.1	LIBOR + margin	Due December 2019	28 quarterly instalments of $3.99 million each, with the first instalment due March 31, 2013 and a final balloon payment of $109.35 million payable with the 28th installment.

Lender	Remaining Available Principal Amount (in millions) (1)	Outstanding Principal Amount (in millions) (1)	Interest Rate	Maturity	Repayment Schedule
Fortis Bank-Lloyds TSB-National Bank of Greece (10)	$—	$253.2	LIBOR + margin	Due July 2018	16 semi-annual instalments of $8.6 million, with the first instalment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.

(1)
As of December 31, 2008.

(2)
Our credit facility with RBS was, as of December 31, 2008 and as subsequently amended, collateralized by mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the HN N-219, the HN N-221, the HN N-222, the HN S-4005 the HN H1022A, the HN N-218, the HN-S458, the HN S-459, the HN S-460 and the HN S-461.

(3)
Our credit facility with HSH Nordbank AG was, as of December 31, 2008, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tiga (ex Maersk Derby).

(4)
Our KEXIM credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the CSCL Europe and the MSC Baltic (ex CSCL America).

(5)
Our KEXIM-FORTIS credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(6)
Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of December 31, 2008, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, Hanjin Montreal and MSC Eagle and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004. As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel HN S-4004 to be provided as security under the facility, (b) second priority mortgages on the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tinga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the MSC Baltic (ex CSCL America) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-Fortis credit facility.

(7)
Our Emporiki Bank of Greece credit facility was, as of December 31, 2008, collateralized by refund guarantees relating to vessels HN S4001 and HN S4002, which are currently under construction.

(8)
Our Deutsche Bank credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the Zim Rio Grande, the Zim Sao Paolo and Zim Kingston.

(9)
Our Credit Suisse credit facility was, as of December 31, 2008, collateralized by refund guarantees relating to vessels Zim Luanda, HN S4003 and HN N-214.

(10)
Our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore.

        During the first half of 2009, we have drawn additional debt of $181.2 million from our credit facilities with Emporiki Bank ($15.9 million), Credit Suisse ($61.8 million) and Deutsche Schiffsbank ($103.5 million). In addition, during the first half of 2009 we have repaid an aggregate principal amount of $16.1 million in accordance with the respective amortization schedules of our senior revolving credit facility with RBS, our HSH term loan, our KEXIM credit facility and our KEXIM-Fortis credit facility.

        The weighted average interest rate margin over LIBOR on our credit facilities was 0.67% and 1.26% for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. The weighted average interest rate margin over LIBOR payable under our credit facilities is estimated to be approximately 1.74% per annum during periods covered by the waivers we obtained in 2009, as described below, and approximately 1.46% per annum after such waiver periods.

        As of December 31, 2008, we were not in compliance with collateral coverage ratios, corporate leverage ratios and net worth covenants, as applicable, contained in certain of our loan agreements governing $1.8 billion of our outstanding indebtedness as of December 31, 2008, as presented above, due to the severe drop in interest rates which resulted in negative valuations of our interest rate swaps accounted for as cash flow hedges, as well as the drop in our vessels' fair market values. As a result, we have entered into agreements which waive until January 31, 2010 (other than with respect to our KEXIM-Fortis credit facility, for which covenant compliance will be evaluated within 180 days of December 31, 2009 (upon delivery of our audited financial statements for the year ended December 31, 2009) and with respect to our HSH Nordbank, Aegean Baltic Bank-HSH Nordbank-Piraeus and Credit Suisse credit facilities for which the waiver period extends to October 1, 2010) all prior breaches of such covenants and any subsequent breaches of such covenants. Our lenders agreed not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of the December 31, 2008 and any subsequent breaches of the above-mentioned covenants until January 31, 2010. In July 2009, we entered into an agreement with Credit Suisse to extend the waiver of breaches of the corporate leverage ratio and net worth covenants obtained for the period ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010, with an increase in the interest rate margin by 1.225 percentage points per annum for the waiver period and a one-time fee of $50,000. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends without the consent of our lenders under our credit facility with Credit Suisse. We are currently in discussions to obtain a written waiver covering breaches of the corporate leverage ratio and collateral coverage ratio covenants in our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility identified as of June 30, 2009, of the additional breach of the corporate leverage ratio under our KEXIM-Fortis credit facility as of June 30, 2009, as well as extending the previously obtained waiver through October 1, 2010. We have agreed in principle with the banks, subject to final written formalization of such agreements and approval from the lenders' committees. To the extent that we are unable to finalize formalization of these waivers, we will be required to classify as current debt an amount of $360.7 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option.

        Our credit facilities, as modified by the waivers and amendments entered into in 2009, contain financial and security covenants requiring us to:

  •
  maintain a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  ensure that the aggregate market value of our vessels in our fleet exceeds 145.0% of our net consolidated debt at all times under our KEXIM-Fortis credit facility;

  •
  ensure that the ratio of the aggregate market value of the vessels in our fleet securing the applicable loan to our outstanding indebtedness under such loan at all times exceeds (i) 115% under our Emporiki Bank credit facility and (ii) a range from 120% to

    125% under our other credit facilities (reduced to 100% under our RBS credit facility and our Credit Suisse credit facility during the applicable waiver period as described below);

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total market value adjusted assets;

  •
  ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% (or 75% under one of our credit facilities) of our total market value adjusted assets;

  •
  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        The waivers we have obtained with respect to the corporate leverage ratios described in the fifth bullet point above, cover the period to January 31, 2010 under each of our credit facilities other than under our KEXIM-Fortis credit facility, under which it has been waived for the year ended December 31, 2008 and compliance with the above covenant in respect of the year ending December 31, 2009 will be tested within 180 days following that date, under our Aegean Baltic Bank-HSH Nordbank-Piraeus Bank, Deutsche Bank and Credit Suisse credit facilities for which the waiver period extends to October 1, 2010 and our $60.0 million credit facility with HSH Nordbank AG, our KEXIM credit facility (for which there was no breach and, therefore, no waiver) and our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility. The waivers we have obtained with respect to the applicable minimum net worth covenants cover the period to January 31, 2010 under each of our credit facilities other than under our KEXIM-Fortis credit facility, under which it is waived for the year ended December 31, 2008 and compliance with the above covenant in respect of the year ending December 31, 2009 will be tested within 180 days following that date, under our HSH Nordbank, Aegean Baltic Bank-HSH Nordbank-Piraeus Bank and Credit Suisse credit facilities for which the waiver period extends to October 1, 2010 and our Deutsche Bank credit facility, KEXIM credit facility, RBS credit facility and Fortis Bank-Lloyds TSB-National Bank of Greece credit facility (for which there was no breach and, therefore, no waiver). The waivers we have obtained with respect to the collateral coverage ratios clauses cover the period to January 31, 2010 under each of our credit facilities, other than with respect to our credit facility with RBS, under which the requirement is 100% through January 31, 2010 and 125% thereafter, our credit facility with Credit Suisse, under which the requirement is 100% through October 1, 2010 and 125% thereafter, our Aegean Baltic Bank-HSH Nordbank-Piraeus Bank and Deutsche Bank credit facilities for which the waiver period is up to October 1, 2010 and our HSH Nordbank AG credit facility, KEXIM credit facility, KEXIM-Fortis credit facility, Emporiki Bank credit facility, Deutsche Schiffsbank credit facility (for which there was no breach and, therefore, no waiver) and our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility in respect of which we are in discussions, as described above, with the lenders for a waiver of the breach of the collateral coverage ratio identified as of June 30, 2009. In addition, we are in discussion with our lenders under our KEXIM-Fortis credit facility for a waiver of the corporate leverage ratio described in the second bullet point above, which is the only credit facility which contains such a covenant.

        Our credit facilities also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a cross-default with respect to financial indebtedness or any adverse change in the financial position or prospects of the vessel-owning subsidiaries or the Company that creates a material risk to our ability to repay such indebtedness and, in some cases, certain changes in the charters for vessels mortgaged under the applicable credit facility. In addition, as described below, under the waiver agreements, our payment of any dividend is subject to the approval of certain of our lenders during periods covered by the waivers and is subject to limits on the amount of dividends that we may pay pursuant to terms of waivers from certain of our other lenders.

        Set forth below are details of the respective waivers agreed with our lenders in respect of breaches of the loan covenants contained in certain of our credit facilities and our guarantee facility with HSH Nordbank. For additional information relating to our credit facilities, please see "Item 10. Additional Information—Material Contracts" and Note 13 to our audited financial statements included herein.

        The Royal Bank of Scotland Credit Facility.    As of December 31, 2008, we were in breach of the collateral coverage ratio and corporate leverage ratio covenants contained in our $700.0 million senior revolving credit facility with The Royal Bank of Scotland. We have entered into an agreement waiving the breach of the corporate leverage ratio covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of December 31, 2008) in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility.

        HSH Nordbank Credit Facility (with Aegean Baltic Bank acting as agent).    As of December 31, 2008, we were in breach of the net worth covenant contained in our $60.0 million credit facility with HSH Nordbank, Dresdner Bank and Aegean Baltic Bank acting as agent, which had an outstanding balance of $41.0 million as of December 31, 2008. We have entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. Such waiver has been provided by our lender under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lender pursuant to which we have agreed to amend the credit facility to increase the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and increase the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as pay a one-time fee of 0.30 percentage points on the facility amount outstanding. As of July 21, 2009, we entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases covering the revised waiver period.

        Aegean Baltic Bank—HSH Nordbank—Piraeus Bank Credit Facility.    As of December 31, 2008, we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants contained in our $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Such waiver has been provided by our lenders under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lenders pursuant to which we have agreed to amend the credit facility, including to add additional collateral and increase the interest rate margin by 1.8 percentage points per annum for the waiver period and increase the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan, as well as pay a one-time fee of $2.1 million. We have also agreed to use our best efforts to raise additional equity capital, with the participation of our largest stockholder in any such transaction. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility. As of July 21, 2009, we entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases covering the revised waiver period, as well as to make $5.0 million payments on April 30, 2010 and July 31, 2010, plus payments of any additional amounts from funds in the pledged account of income from the mortgaged vessels under the facility (see "Item 10. Additional Information—Material Contracts" in our Annual Report on Form 20-F incorporated by reference herein) on January 31, 2010, April 30, 2010, July 31, 2010 and September 30, 2010, as the lenders under this credit facility shall determine.

        KEXIM-Fortis Credit Facility.    As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $144.0 million credit facility with the Export-Import Bank of Korea, or KEXIM, and Fortis Bank. We have entered into an agreement waiving compliance with such covenants for the year ended December 31, 2008 and providing that compliance with such covenants in respect of the year ended December 31, 2009 will be tested within 180 days following that date. In return, we paid our lenders under this credit facility a one-time fee of $360,000 and the interest rate margin was increased by 0.5 percentage points for the waiver period.

        As of June 30, 2009, we were in breach of an additional corporate leverage ratio covenant, which was not covered by the waiver obtained in relation to December 31, 2008 covenant breaches under our KEXIM-Fortis credit facility. As of June 30, 2009, the credit facility with KEXIM-Fortis had an outstanding balance of $118.7 million. We are currently in discussions to obtain a written waiver covering the additional breach identified as of June 30, 2009, as well as extending the previously obtained waiver through October 1, 2010. We have agreed in principle with the banks, subject to final written formalization of such an agreement and approval from the lenders' committees. To the extent that we are unable to finalize formalization of this waiver, we will be required to classify as current debt an amount of $107.5 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option. In the event that the banks demand payment of our debt under this credit facility before its maturity, as a result of the June 30, 2009 breaches, we may elect to use our cash generated from operations, available cash and cash equivalents and undrawn availability under our other credit facilities to make such payments.

        Emporiki Bank Credit Facility.    As of December 31, 2008, we were in breach of the corporate leverage ratio and minimum net worth covenants contained in our $156.8 million credit facility with Emporiki Bank. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter.

        Deutsche Bank Credit Facility.    As of December 31, 2008, we were in breach of the corporate leverage ratio covenant contained in our $180.0 million credit facility with Deutsche Bank. We have entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. In return, we paid to the bank a one-time fee of 0.3% of the loan amount. As of June 30, 2009, we were in breach of the collateral coverage ratio covenant contained in our credit facility with Deutsche Bank, which was not covered by the waiver obtained in relation to the December 31, 2008 breach thereunder, which had an outstanding balance of $180 million as of June 30, 2009. We have entered into an agreement with Deutsche Bank to extend the waiver of the breach of the corporate leverage ratio covenant obtained for the period ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.315 percentage points per annum for the waiver period and 0.815 percentage points per annum thereafter, as well as a one-time fee of $0.4 million. We also agreed to use our best efforts to raise additional equity capital. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility.

        Credit Suisse Credit Facility.    As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our credit facility with Credit Suisse. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. As of June 30, 2009, we were in breach of the collateral coverage ratio covenant, which was not covered by the waiver obtained in relation to the December 31, 2008 breaches thereunder, contained in our $221.1 million credit facility with Credit Suisse, which had an outstanding balance of $92.6 million as of June 30, 2009. We have entered into an agreement with Credit Suisse to extend the waiver of the breaches of the corporate leverage ratio and net worth covenants obtained for the period ended December 31, 2008, as well as any subsequent breach of such covenants, through October 1, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010, with an increase in the interest rate margin by 1.225 percentage points per annum for the waiver period and a one-time fee of $50,000. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility.

        HSH Nordbank Guarantee Facility (with Aegean Baltic Bank acting as agent).    As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $148.0 million guarantee facility with HSH Nordbank, with Aegean Baltic Bank acting as agent. We have entered into an agreement, pursuant to the terms and conditions of a commitment letter, regarding the guarantee facility waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this facility.

        Fortis Bank-Lloyds TSB-National Bank of Greece Credit Facility.    As of June 30, 2009, we were in breach of the corporate leverage ratio and collateral coverage ratio covenants contained in our $253.2 million credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece, which had an outstanding balance of $253.2 million as of June 30, 2009. We are currently in discussions to obtain a written waiver covering the breaches identified as of June 30, 2009 up to October 1, 2010. We have agreed in principle with the banks, subject to final written formalization of such an agreement and approval from the lenders' committees. To the extent that we are unable to finalize formalization of this waiver, we will be required to classify as current debt an amount of $253.2 million, which is currently classified as long term debt, reflecting our lenders' ability to demand payment of that debt at any time at their option. In the event that our lenders under this credit facility demand payment of our debt under this credit facility before its maturity, as a result of the June 30, 2009 breaches, we may elect to use our cash generated from operations, available cash and cash equivalents and undrawn availability under our other credit facilities to make such payments.

     New Credit Facility

        On February 2, 2009, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of up to $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2009 until the end of the first quarter of 2011, with the Zim Dalian having been delivered to us on March 31, 2009. As of June 30, 2009, $103.6 million was outstanding under this credit facility and $194.9 million of undrawn availability remained available to us for future borrowings.

        The interest rate on the credit facility is LIBOR plus margin. The credit facility will be repaid in 20 consecutive, semi-annual installments of $8.8 million, with the first installment due on December 30, 2011 and a final balloon payment of $122.8 million due along with the final installment.

        During the first quarter of 2009, we were in breach of the corporate leverage ratio and net worth covenants contained in this credit facility. We have entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. During the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility.

Interest Rate Swaps

        We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F for the year ended December 31, 2008 incorporated by reference herein.

Leasing Arrangements

        On March 7, 2008, we exercised our right to have our wholly-owned subsidiaries replace a subsidiary of Lloyds Bank as direct owners of the CSCL Europe, the MSC Baltic (ex CSCL America), the Bunga Raya Tiga (ex Maersk Derby) (ex P&O Nedlloyd Caracas), the Maersk Deva (ex Vancouver Express), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) pursuant to the terms of the leasing arrangements, as restructured on October 5, 2007, we had in place with such subsidiaries of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company. We had during the course of these leasing arrangements, and continue to have, full operational control over these vessels and we consider each of these vessels to be an asset for our financial reporting purposes and each vessel is reflected as such in our consolidated financial statements included herein.

        On July 19, 2006, legislation was enacted in the United Kingdom that was expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to the original leasing transactions at their inception. Accordingly, the put option price that was part of the original leasing arrangements was expected to be increased to compensate the counterparties for the loss of these benefits. In 2006 we recognized an expense of $12.8 million, which is the amount by which we expected the increase in the put price to exceed the cash benefits we had expected to receive, and had expected to retain, from these transactions. The October 5, 2007 restructuring of these leasing arrangements eliminated this put option and the $12.8 million expense recorded in 2006, was reversed and recognized in earnings in the fourth quarter of 2007.

Contractual Obligations

        Our contractual obligations as of December 31, 2008 were:

	Payments Due by Period
	Total	Less Than 1 Year (2009)	1-3 Years (2010- 2011)	3-5 Years (2012- 2013)	More than 5 Years (After January 1, 2014)
	In Thousands of Dollars
Long-term debt obligations (1)	$2,096,854	$42,219	$109,744	$469,914	$1,474,977
Interest on long-term debt obligations (1)	1,046,245	134,193	315,905	281,059	315,088
Payments to our manager (2)	18,729	18,729	—	—	—
Newbuilding contracts (3)	2,250,403	518,978	1,282,777	448,648	—

Total	$5,412,231	$714,119	$1,708,426	$1,199,621	$1,790,065

(1)
We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments give effect to our interest rate swap arrangements as of December 31, 2008, described above under "—Interest Rate Swaps" and the credit facility waivers and amendments entered into in 2009 and are based on an assumed LIBOR rate of 1.5% in 2009, 2.5% in 2010 and up to a maximum of 4.0% thereafter, with respect to the HSH Nordbank, Aegean Baltic-HSH Nordbank-Piraeus Bank, RBS, Emporiki Bank, Deutsche Bank, Credit Suisse and Fortis Bank-Lloyds TSB-National Bank of Greece credit facilities. On February 2, 2009, we entered into a credit facility of up to $298.5 million, of which $103.6 million was outstanding as of June 30, 2009. These amounts are not reflected in the above table. See "—Credit Facilities."

(2)
Under our management agreement with Danaos Shipping effective January 1, 2009, the management fees were adjusted to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter. As of December 31, 2008, we had a fleet of 38 containerships, all of which were on time charters. Three newbuildings were delivered in the first half of 2009, all of which have time charter arrangements, increasing the size of our fleet and expected deliveries of our contracted fleet will further increase the size of our fleet by four newbuildings in 2009 all of which have time charter arrangements. Further, in 2010, 2011 and 2012, our fleet is expected to increase by another twelve containerships (ten have time charter arrangements and two have bareboat charter arrangements), seven containerships (all of which have time charter arrangements) and five containerships (all of which have time charter arrangements), respectively. These fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and, effective January 1, 2009, $725,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement in the year ending December 31, 2009, based on our currently contracted revenue and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this prospectus. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(3)
Of the $2.25 billion set forth in the above table, $38.3 million and $38.3 million represent the balance of the purchase price for the Zim Dalian and Zim Luanda, respectively, which remained unpaid as of December 31, 2008. In the first quarter of 2009, the Zim Dalian was delivered to us and we paid the remaining aggregate purchase price for such vessel. In the second quarter of 2009, the Zim Luanda was delivered to us and we paid the remaining aggregate purchase price for such vessel.

Off-Balance Sheet Arrangements

        We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please refer to Note 2, Significant Accounting Policies, to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2008 incorporated by reference into this prospectus.

     Purchase of Vessels

        Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses), less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise we charge these expenditures to expenses as incurred. Our financing costs incurred during the construction period of the vessels are included in vessels' cost.

        The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, do not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

        The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

     Lease Arrangements

        We considered six of the containerships in our current fleet, which until March 7, 2008 were subject to leasing arrangements, to be owned by us for financial reporting purposes since the vessels were under our operational control and we retained risks associated with ownership. After March 7, 2008, each of these vessels has been directly owned by wholly-owned subsidiaries. Prior to March 7, 2008, we also reflected the indebtedness under which the vessels were mortgaged as a liability on our balance sheet.

     Revenue Recognition

        Our revenues and expenses are recognized on the accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance, and the amount recorded for an existing time charter acquired in conjunction with the purchase of the MOL Confidence, as discussed under the heading "—Purchase of Vessels" above.

        We have been a member of a pool arrangement with respect to two drybulk carriers, the Alexandra I and the MV Achilleas, which we have sold and are reflected as discontinued operations. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual vessels in the pool adjusted for any off-hire amount. Distributions of time charter hire to us were made every two weeks according to the pooling arrangement. An amount not exceeding four weeks' time charter hire for each of our vessels in the pool was permitted to be withheld from us as working capital for the pool. For the periods prior to the sale of these vessels, revenue related to the pooling arrangements was recognized only when all contingencies under the agreements are resolved.

     Special Survey and Drydocking Costs

        We follow the deferral method of accounting for special survey and drydocking costs. Actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

     Vessel Lives and Estimated Scrap Values

        Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our containerships, and for the periods prior to their sale, our drybulk carriers, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined that the estimated useful lives of our containerships are 30 years in line with the industry practice, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future or of estimated scrap values, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

     Impairment of Long-lived Assets

        We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value and the carrying value was not recoverable from future undiscounted cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors.

        As of December 31, 2008, we concluded that events occurred and circumstances had changed, which may trigger the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, we performed an impairment assessment of our long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their carrying value. Our strategy is to charter any vessels under multi-year, fixed rate period charters that range from one to twelve years for vessels in any current fleet and up to 18 years for any contracted newbuilding containerships, providing us with contracted stable cash flows. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included operating revenues, off-hire revenues, dry docking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, we used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

BUSINESS

Overview

        We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. As of June 30, 2009, we had a fleet of 41 containerships aggregating 165,933 TEUs, making us among the largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate period charters to a diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. As of June 30, 2009, these customers were China Shipping, CMA-CGM, Hanjin, Hyundai, Maersk, MISC, MSC, United Arab Shipping Corporation ("UASC"), Yang Ming and ZIM Israel Integrated Shipping Services. Our containerships are deployed under multi-year, fixed-rate charters with initial terms that range from one to 12 years for vessels in our current fleet and up to 18 years for our contracted newbuilding vessels.

Our Fleet

        We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. As of June 30, 2009, our containership fleet was comprised of 41 containerships deployed on time charters. The average age (weighted by TEU) of the 41 vessels in our containership fleet was approximately 9.9 years as of June 30, 2009 and, upon delivery of all of our contracted newbuilding vessels as of the end of the second quarter of 2012, the average age (weighted by TEU) of the 68 vessels in our containership fleet (assuming no other acquisitions or dispositions other than the scrapping of one vessel that is over 30 years of age at the end of its current charter) will be approximately 6.2 years. As of June 30, 2009, the average remaining duration of the charters for our containership fleet, including our 28 contracted newbuilding vessels for each of which we have arranged charters, was 11.5 years (weighted by aggregate contracted charter hire).

        The table below provides additional information about our fleet of 41 cellular containerships as of June 30, 2009.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term (1)	Expiration of Charter (1)	Daily Charter Rate (In Thousands)		Charterer
Post-Panamax
CSCL Le Havre	2006	9,580	12 years	September 2018	$34.0	(2)	China Shipping
CSCL Pusan	2006	9,580	12 years	July 2018	34.0	(2)	China Shipping
MSC Baltic (ex CSCL America) (3)	2004	8,468	12 years	September 2016	29.5	(4)	China Shipping
CSCL Europe (4)	2004	8,468	12 years	June 2016	29.5	(4)	China Shipping
Hyundai Commodore (ex MOL Affinity) (5)	1992	4,651	8 years	March 2011	20.0		Hyundai
Hyundai Duke	1992	4,651	8 years	February 2011	20.0		Hyundai
Hyundai Federal (ex APL Confidence) (6)	1994	4,651	6.5 years	September 2012	20.8		Hyundai
Panamax
MSC Marathon (ex Maersk Marathon) (7)	1991	4,814	5 years	September 2011	23.5		Maersk
Maersk Messologi	1991	4,814	5 years	September 2011	23.5		Maersk
Maersk Mytilini	1991	4,814	5 years	September 2011	23.5		Maersk
YM Colombo (ex Norasia Integra) (8)	2004	4,300	12 years	March 2019	27.8	(9)	Yang Ming
YM Singapore (ex Norasia Atria) (11)	2004	4,300	12 years	October 2019	27.8	(10)	Yang Ming
YM Seattle	2007	4,253	12 years	July 2019	26.1		Yang Ming
YM Vancouver	2007	4,253	12 years	September 2019	26.1		Yang Ming
ZIM Rio Grande	2008	4,253	12 years	May 2020	22.8	(21)	ZIM
ZIM Sao Paolo	2008	4,253	12 years	August 2020	22.8	(21)	ZIM
ZIM Kingston	2008	4,253	12 years	September 2020	22.8	(21)	ZIM
ZIM Monaco	2009	4,253	12 years	November 2020	22.8	(21)	ZIM
ZIM Dalian	2009	4,253	12 years	February 2021	22.8	(21)	ZIM
ZIM Luanda	2009	4,253	12 years	May 2021	22.8	(21)	ZIM
Bunga Raya Tiga (ex Maersk Derby) (12)	2004	4,253	1 year	March 2010	n/a	(20)	MISC
Maersk Deva (ex Vancouver Express) (13)	2004	4,253	7 years	February 2011	21.8		Maersk
Al Rayyan (ex Norasia Hamburg) (14)	1989	3,908	3 years	January 2011	n/a	(20)	United Arab Shipping Corp.
YM Yantian	1989	3,908	5 years	July 2011	30.5		Yang Ming
YM Milano	1988	3,129	7.5 years	May 2011	25.0		Yang Ming
CMA CGM Lotus (ex Victory I) (15)	1988	3,098	3 years	July 2010	23.0		CMA-CGM
CMA CGM Vanille (ex Independence) (16)	1986	3,045	3 years	July 2010	23.0		CMA-CGM
CMA CGM Passiflore (ex Henry) (17)	1986	3,039	3 years	May 2010	23.0		CMA-CGM
CMA CGM Elbe	1991	2,917	5 years	June 2010	20.4		CMA-CGM
CMA CGM Kalamata	1991	2,917	5 years	June 2010	20.4		CMA-CGM
CMA CGM Komodo	1991	2,917	5 years	June 2010	20.4		CMA-CGM
Hyundai Advance	1997	2,200	10 years	June 2017	n/a	(20)	Hyundai
Hyundai Future	1997	2,200	10 years	August 2017	n/a	(20)	Hyundai
Hyundai Sprinter	1997	2,200	10 years	August 2017	n/a	(20)	Hyundai
Hyundai Stride	1997	2,200	10 years	July 2017	n/a	(20)	Hyundai
Hyundai Progress	1998	2,200	10 years	December 2017	n/a	(20)	Hyundai
Hyundai Bridge	1998	2,200	10 years	January 2018	n/a	(20)	Hyundai
Hyundai Highway	1998	2,200	10 years	January 2018	n/a	(20)	Hyundai
Hyundai Vladivostok	1997	2,200	10 years	May 2017	n/a	(20)	Hyundai
Hanjin Montreal (ex Montreal Senator) (18)	1984	2,130	2 years	May 2010	n/a	(20)	Hanjin
MSC Eagle (ex Eagle Express) (19)	1978	1,704	2 years	January 2010	n/a	(20)	MSC

(1)
Earliest date charters could expire. Most charters include options to extend their terms.

(2)
Daily charter rate for the first six years of the charter. The daily charter rate for the seventh through twelfth years of the charter is $34,500.

(3)
On September 15, 2007, the CSCL America was renamed the MSC Baltic at the request of the charterer of this vessel.

(4)
Daily charter rate for the first six years of the charter. The daily charter rate for seventh through twelfth years of the charter is $29,800.

(5)
On April 2, 2009, the MOL Affinity was renamed the Hyundai Commodore at the request of the charterer of this vessel.

(6)
On May 12, 2009, the APL Confidence was renamed the Hyundai Federal at the request of the charterer of this vessel.

(7)
On August 22, 2008, the Maersk Marathon was renamed the MSC Marathon at the request of the charterer of this vessel.

(8)
On May 8, 2007, the Norasia Integra was renamed the YM Colombo at the request of the charterer of this vessel.

(9)
The daily charter rate set forth in the table is for the first four years of the charter. The daily charter rate is $26,300 for the fifth through twelfth years of the charter.

(10)
The daily charter rate set forth in the table is for the first four years of the charter. The daily charter rate is $26,300 for the fifth through twelfth years of the charter.

(11)
On December 28, 2007, the Norasia Atria was renamed the YM Singapore at the request of the charterer of this vessel.

(12)
On April 29, 2009, the Maersk Derby was renamed the Bunga Raya Tiga at the request of the charterer of this vessel.

(13)
On November 15, 2007, the Vancouver Express was renamed the Maersk Deva at the request of the charterer of this vessel.

(14)
On February 2, 2008, the Norasia Hamburg was renamed the Al Rayyan at the request of the charterer of this vessel.

(15)
On August 8, 2007, the Victory I was renamed the CMA CGM Lotus at the request of the charterer of this vessel.

(16)
On August 6, 2007, the Independence was renamed the CMA CGM Vanille at the request of the charterer of this vessel.

(17)
On June 8, 2007, the Henry was renamed the CMA CGM Passiflore at the request of the charterer of this vessel.

(18)
On May 14, 2009, the Montreal Senator was renamed the Hanjin Montreal at the request of the charterer of this vessel.

(19)
On February 19, 2008, the Eagle Express was renamed the MSC Eagle at the request of the charterer of this vessel. We currently anticipate that this vessel will be scrapped upon expiration of its current charter.

(20)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

(21)
As part of an announced restructuring, the charterer of this vessel is seeking a significant reduction in the charter rate for this vessel.

        The specifications of our 28 contracted newbuilding vessels under construction as of June 30, 2009 are as follows:

Name	Year Built	Vessel Size (TEU)	Shipyard	Expected Delivery Period	Time Charter Term (1)	Daily Charter Rate (In Thousands)		Charterer
HN S4001 (2)	2009	6,500	Sungdong	3rd Quarter 2009	12 years	34.4		CMA-CGM
HN S4002 (2)	2009	6,500	Sungdong	4th Quarter 2009	12 years	34.4		CMA-CGM
HN S4003 (2)	2009	6,500	Sungdong	4th Quarter 2009	12 years	34.4		CMA-CGM
HN N-219	2009	3,400	Hanjin	4th Quarter 2009	10 years	n/a	(3)	n/a	(3)
HN S4004 (2)	2010	6,500	Sungdong	1st Quarter 2010	12 years	34.4		CMA-CGM
HN S4005 (2)	2010	6,500	Sungdong	1st Quarter 2010	12 years	34.4		CMA-CGM
HN N-220	2010	3,400	Hanjin	2nd Quarter 2010	10 years	n/a	(3)	n/a	(3)
HN N-216	2010	6,500	Hanjin	2nd Quarter 2010	15 years	34.7		Yang Ming
HN N-217	2010	6,500	Hanjin	3rd Quarter 2010	15 years	34.7		Yang Ming
HN N-221	2010	3,400	Hanjin	3rd Quarter 2010	10 years	n/a	(3)	n/a	(3)
HN N-218	2010	6,500	Hanjin	4th Quarter 2010	15 years	34.7		Yang Ming
HN N-222	2010	3,400	Hanjin	4th Quarter 2010	10 years	n/a	(3)	n/a	(3)
HN N-223	2010	3,400	Hanjin	4th Quarter 2010	10 years	n/a	(3)	n/a	(3)
Hull No. S-461	2010	10,100	Hyundai Samho	4th Quarter 2010	12 years	n/a	(3)	n/a	(3)
Hull No. S-462	2011	10,100	Hyundai Samho	1st Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00001	2011	8,530	Shanghai Jiangnan	1st Quarter 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-463	2011	10,100	Hyundai Samho	1st Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00002	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00003	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)	n/a	(3)
HN Z00004	2011	8,530	Shanghai Jiangnan	2nd Quarter 2011	12 years	n/a	(3)	n/a	(3)
HULL 1022A	2011	8,530	Shanghai Jiangnan	3rd Quarter 2011	12 years	n/a	(3)	n/a	(3)
Hull No. S-456	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-457	2012	12,600	Hyundai Samho	1st Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-458	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-459	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)	n/a	(3)
Hull No. S-460	2012	12,600	Hyundai Samho	2nd Quarter 2012	12 years	n/a	(3)	n/a	(3)

					Bareboat Charter Term (1)
HN N-214	2010	6,500	Hanjin	1st Quarter 2010	18 years	n/a	(3)	n/a	(3)
HN N-215	2010	6,500	Hanjin	1st Quarter 2010	18 years	n/a	(3)	n/a	(3)

(1)
Most charters include options to extend their terms.

(2)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term, which, based on the respective expected delivery dates for these vessels, are expected to fall in September 2017, December 2017, December 2017, January 2018 and February 2018, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence.

(3)
Vessel under charter, however, release of information currently restricted by confidentiality agreement with charterer.

Management of Our Fleet

        Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company and also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping Co. Ltd., our manager. Danaos Shipping is ultimately owned by Danaos Investments Limited as Trustee of the 883

Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder. Our manager has provided services to our vessels since 1972.

        Danaos Shipping manages our fleet under a management agreement whose initial term expired at the end of 2008. The management agreement now automatically renews for one-year periods, subject to certain limited termination rights, if we do not provide 12 months' notice of termination. During the initial term of the management agreement, for providing its commercial, chartering and administrative services our manager received a fee of $500 per day and for its technical management of our ships, our manager received a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, each pro rated for the number of calendar days we own each vessel. These fees are now adjusted annually by agreement between us and our manager. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We also paid our manager a flat fee of $400,000 per newbuilding vessel, which we capitalized, for the on-premises supervision of our newbuilding contracts by selected engineers and others of its staff. On February 12, 2009, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged.

        Danaos Shipping has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services it performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of Danaos Shipping, we have a right of first refusal to purchase our manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary).

MANAGEMENT

Directors and Executive Officers

        The following table sets forth, as of June 30, 2009, information for each of our directors and executive officers. The business address of each of our executive officers and directors listed below is 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our board of directors is elected annually on a staggered basis, and each elected director holds office for a three-year term. Each of Messrs. Fogarty, Konkoly-Thege and Itkin and Dr. Mundell have been determined by our board of directors to be independent. Officers are elected from time to time by a vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Dr. John Coustas	53	President and CEO and Class I Director
Iraklis Prokopakis	58	Senior Vice President, Treasurer and Chief Operating Officer and Class II Director
Dimitri J. Andritsoyiannis	44	Vice President and Chief Financial Officer and Class III Director
Evangelos Chatzis	36	Deputy Chief Financial Officer and Secretary
Andrew B. Fogarty	64	Class II Director
Miklós Konkoly-Thege	66	Class III Director
Myles R. Itkin	61	Class I Director
Dr. Robert A. Mundell	77	Class I Director

        The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2011 and the term of our Class III directors expires in 2010. Certain biographical information about each of these individuals is set forth below.

        Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 26 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

        Iraklis Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 31 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

        Dimitri J. Andritsoyiannis is our Vice President, Chief Financial Officer and a member of our board of directors. Mr. Andritsoyiannis joined us in September 2005 and has over 15 years of experience in finance and banking. Prior to joining us, Mr. Andritsoyiannis served as director of investment banking and as a member of the board of Alpha Finance, the investment banking arm of Greece's Alpha Bank. During his years with Alpha Finance from the early 1990s until joining us, Mr. Andritsoyiannis led a variety of financings, mergers and acquisitions, restructurings, privatizations and public offerings both in Greece and abroad. Mr. Andritsoyiannis holds a degree in Economics and Political Science from the Economic University of Athens, an MBA in finance from Columbia University as well as a post-graduate diploma in Ship Risk Management from the Massachusetts Institute of Technology.

        Evangelos Chatzis is our Deputy Chief Financial Officer and Secretary. Mr. Chatzis joined us in 2005 and has over 14 years of experience in corporate finance and the shipping industry. Prior to joining us, Mr. Chatzis was Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. Throughout his career he has developed considerable experience in operations, finance, treasury management, risk management and international business structuring. Mr. Chatzis holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping Trade & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Andrew B. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 20 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

        Myles R. Itkin has been a member of our board of directors since October 2006. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

        Miklós Konkoly-Thege has been a member of our board of directors since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

        Dr. Robert A. Mundell has been a member of our board of directors since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation since 2005. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

 DESCRIPTION OF CAPITAL STOCK

        Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below. All of our shares of stock are in registered form. As of the date of this prospectus, we have 54,550,858 shares issued and outstanding and 6,642 shares issued and held as treasury stock. Upon consummation of this offering, we will have outstanding                  shares of common stock or             shares of common stock if the underwriters' overallotment option is exercised in full. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The rights, preferences and privileges of holders of shares of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

        Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights. The material terms and conditions of the rights agreement and the rights are summarized in "Item 10. Additional Information—Share Capital" in our Annual Report on Form 20-F for the year ended December 31, 2008 incorporated by reference herein and, for a complete description of the rights, we encourage you to read the rights agreement, which is an exhibit to the registration statement of which this prospectus is a part.

        For a more complete summary of our capital stock and the provisions of our articles of incorporation and bylaws, including certain anti-takeover provisions, please read "Item 10. Additional Information" in our Annual Report on Form 20-F for the year ended December 31, 2008 incorporated by reference herein.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

        We are a Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders will not be subject to Marshall Islands taxation or withholding on dividends and other distributions, including upon a return of capital, we make to our stockholders. In addition, our stockholders, who do not reside in, maintain offices in or engage in business in the Marshall Islands, will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and such stockholders will not be required by the Republic of The Marshall Islands to file a tax return relating to the common stock.

        Each stockholder is urged to consult their tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of them.

Liberian Tax Considerations

        The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act"). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of "non-resident" Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and "resident" Liberian corporations which conduct business in Liberia and are (and were under the prior law) subject to taxation.

        In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated that the regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

        If, however, our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate shareholder of the Liberian subsidiaries we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

        The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are in effect and available and subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the

United States. We have no current intention of maintaining such an office. References in this discussion to "we" and "us" are to Danaos Corporation and its subsidiaries on a consolidated basis, unless the context otherwise requires.

United States Federal Income Taxation of Our Company

     Taxation of Operating Income: In General

        Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, operating or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "United States-source shipping income."

        Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

        Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

        In the absence of exemption from tax under Section 883 of the Code, our gross United States-source shipping income and that of our vessel-owning or vessel-operating subsidiaries, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

     Exemption of Operating Income from United States Federal Income Taxation

        Other than with respect to four of our vessel-owning subsidiaries which are discussed in greater detail below, under Section 883 of the Code, we and our vessel-owning or vessel-operating subsidiaries will be exempt from United States federal income taxation on United States-source shipping income if:

  (1)
  we and such subsidiaries are organized in foreign countries (our "countries of organization") that grant an "equivalent exemption" to corporations organized in the United States; and

  (2)
  either

  (A)
  more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test"; or

    (B)
    our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

        We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Singapore, an exchange of notes between the United States and Singapore, 1990-2 C.B. 323, (each an "Exchange of Notes") that the Marshall Islands, Liberia, Cyprus and Singapore, the jurisdictions in which we and our vessel-owning and vessel-operating subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we believe that we and our vessel-owning and vessel-operating subsidiaries other than four vessel-owning subsidiaries discussed below will be exempt from United States federal income taxation with respect to United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. While we believe that we currently satisfy the 50% Ownership Test, we expect that, if the 883 Trust were to come to own 50% or less of our shares, it may be difficult for us to satisfy the 50% Ownership Test due to the public trading of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For 2008, our common stock, which is the sole class of our issued and outstanding stock, was "primarily traded" on the New York Stock Exchange and we anticipate that that will also be the case for subsequent taxable years.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is our sole class of stock we satisfied the listing requirement for 2008 and expect to continue to satisfy this requirement for subsequent taxable years.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe that we satisfied the trading frequency and trading volume tests years for 2008 and we expect to continue to satisfy these requirements for subsequent taxable years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as was the case for 2008 and we expect to be the case with our common stock for subsequent taxable years, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

        More than 50% of our shares of common stock are currently owned by 5% stockholders. Thus, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year.

        Approximately 80.1% of our shares will be treated, under applicable attribution rules, as owned by the 883 Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the 883 Trust transfers some or all of our shares that it holds, Dr Coustas' compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas' death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the 883 Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883. As to the four vessel-owning subsidiaries referred to above, we believe that their qualification for the benefits of Section 883 for any taxable year will depend upon whether preferred shares issued by such subsidiaries, as to which we are not the direct or indirect shareholder of record, are owned, directly or under applicable ownership attribution rules, by "qualified shareholders"

who comply with specified ownership certification procedures. There can be no assurance that such preferred shares will be treated as so owned with respect to any taxable year.

        Accordingly, there can be no assurance that we or any of our vessel-owning or vessel-operating subsidiaries will qualify for the benefits of Section 883 for any taxable year.

        To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime. Many of our charters contain provisions obligating the charter to reimburse us for amounts paid in respect of the 4% tax with respect to the activities of the vessel subject to the charter.

        To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

        Our U.S.-source shipping income, other than leasing income, will be considered "effectively connected" with the conduct of a United States trade or business only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  substantially all (at least 90%) of our U.S.-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for operatings that begin or end in the United States.

        Our U.S.-source shipping income from leasing will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

  •
  substantially all (at least 90%) of our U.S.-source shipping income from leasing is attributable to such fixed place of business.

        For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

     United States Taxation of Gain on Sale of Vessels

        Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States unless any gain from such sale is expected to qualify for exemption under Section 883.

     United States Federal Income Taxation of United States Holders

        As used herein, the term "United States Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisor.

     Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates.

        Legislation has been introduced that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for the benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax described above may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

     Sale, Exchange or other Disposition of Common Stock

        Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

     PFIC Status and Material U.S. Federal Tax Consequences

        Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

  •
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

        For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute "passive income" unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        We may hold, directly or indirectly, interests in other entities that are PFICs ("Subsidiary PFICs"). If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

        While there are legal uncertainties involved in this determination, we believe that we should not be treated as a PFIC for the taxable year ended December 31, 2008. We believe that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. The characterization of income from time charters, however, is uncertain. Although there is older legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes, the United States Court of Appeals for the Fifth Circuit recently held in Tidewater Inc. and Subsidiaries; Tidewater Foreign Sales Corporation, No. 08-30268 (5th Cir., April 13, 2009), that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. Consequently, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with this opinion. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

        As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

     Taxation of United States Holders Making a Timely QEF Election

        If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder's U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any Subsidiary PFIC are treated as PFICs by filing one copy of IRS

Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

     Taxation of United States Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

     Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year or to any portion of the United States Holder's holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        If a Non-Electing Holder who is an individual dies before January 1, 2010, while owning our common stock, such holder's successor generally will not receive a step-up in tax basis with respect to such stock.

        If a United States Holder held our common stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a "deemed sale" or, in certain circumstances, a "deemed dividend" election with respect to our common stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of our common stock for their fair market value on the last day of the last taxable year for which we qualified as a PFIC (the "termination date"). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

        If we were treated as a "controlled foreign corporation" for United States tax purposes for the taxable year that included the termination date, then a United States Holder could make a deemed dividend election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described in the second preceding paragraph. The United States Holder would increase his, her or its basis in our common stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we will generally be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, common stock having 10% or more of the total voting power of our common stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our common stock.

        A deemed sale or deemed dividend election must be made on the United States Holder's original or amended return for the shareholder's taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

United States Federal Income Taxation of "Non-United States Holders"

        A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a "Non-United States Holder."

     Dividends on Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

     Sale, Exchange or Other Disposition of Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

  •
  the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

     Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to a noncorporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder's income tax liability by filing a refund claim with the IRS.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants' Fees and Expenses
NYSE Fee
FINRA Fee
Transfer Agent's Fees and Expenses
Miscellaneous Costs

Total	$

UNDERWRITING

        Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint bookrunning managers of the offering and as representatives of each of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement dated the date of this prospectus among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Total

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw or cancel offers to the public and to reject orders in whole or in part.

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to Danaos Corporation. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Overallotment Option	With Overallotment Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $            million and are payable by Danaos Corporation.

        We have granted options to the underwriters to purchase up to           additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        We and our officers, directors and certain of our stockholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, pledge, contract to sell, make any short sale of, grant any option to purchase, or otherwise dispose of or hedge, our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, for a period through the date 90 days after the date of this prospectus, except with the prior written consent of all of Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. The foregoing restrictions shall not apply to us with respect to (1) equity awards to employees or directors by us in the ordinary course of business or pursuant to any of our incentive compensation plans existing at the time of this offering and (2) the issuance by us of shares of our common stock upon the exercise of any options granted under our incentive compensation plans.

        Our common stock is listed on the New York Stock Exchange under the symbol "DAC."

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment options described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, or their respective affiliates, serve in various capacities, including as agents and lenders, under certain of our credit facilities and may do so in the future. Citigroup Global Markets Inc., or its affiliates, is a counterparty in relation to certain of our interest rate swap agreements. In relation to these services, the underwriters have received and may continue to receive customary fees and expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

     Notice to Prospective Investors in European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

     Notice to Prospective Investors in United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

     Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the common stock to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

     Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors"

within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

     Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

     Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

     The Republic of The Marshall Islands

        The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in The Republic of The Marshall Islands.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus, the matter of enforcement of judgments in the Marshall Islands, Marshall Islands tax considerations and Liberian tax considerations will be passed upon for us by Watson, Farley & Williams (New York) LLP. United States legal matters, other than certain tax matters which will be passed upon for us by White & Case LLP, related to this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Certain matters relating to U.S. federal income taxation will be passed upon for us by White & Case LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The financial statements of Danaos Corporation as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management's assessment of the effectiveness of internal control over financial reporting (which is included in management's report on internal control over financial reporting) included in this Registration Statement have been so included in reliance on the audit report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        PricewaterhouseCoopers is a member of the Greek Institute of Certified Accountants.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We furnish holders of common stock with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but will be required to furnish those proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus.

        This prospectus incorporates by reference the following documents:

  •
  our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 13, 2009; and

  •
  the description of our common stock contained in our registration statement on Form 8-A (File No. 001-33060), filed with the SEC on October 2, 2006.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
Attention: Secretary
+30 210 419 6480

        The documents we file with or furnish to the SEC are available on our website at www.danaos.com under "Investor Relations." Other than the Exchange Act filings listed above, no documents or other information on our website is incorporated by reference into this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Marshall Islands corporation and our executive offices are located outside of the United States. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries (the "Company") at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting", appearing in Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.
Athens
July 13, 2009

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share and per share amounts)

		As of December 31,
	Notes	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$120,720	$63,495
Restricted cash, current portion	3	104,401	5,229
Accounts receivable, net		1,119	4,321
Inventories		8,070	5,761
Prepaid expenses		999	886
Due from related parties	14	7,118	4,595
Other current assets	7	7,767	7,751

Total current assets		250,194	92,038

Fixed assets, net	4	1,339,645	1,182,505
Advances for vessels under construction	5	1,067,825	745,534
Restricted cash, net of current portion	3	147,141	40,950
Deferred charges, net	6	16,098	10,431
Other non-current assets	16b,8	7,561	333

Total non-current assets		2,578,270	1,979,753

Total assets		$2,828,464	$2,071,791

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9	$13,902	$11,571
Accrued liabilities	10	11,429	5,816
Current portion of long-term debt	13	42,219	25,619
Unearned revenue		6,448	6,705
Other current liabilities	11	48,217	1,402

Total current liabilities		122,215	51,113

LONG-TERM LIABILITIES
Long-term debt, net of current portion	13	2,065,459	1,330,927
Unearned revenue, net of current portion		6,112	8,310
Other long-term liabilities	11,16a	415,644	56,537

Total long-term liabilities		2,487,215	1,395,774

Total liabilities		2,609,430	1,446,887

Commitments and Contingencies	19	—	—
STOCKHOLDERS' EQUITY
Common stock (par value $0.01, 200,000,000 common shares authorized and 54,557,500 issued as of December 31, 2008 and 2007. 54,542,500 and 54,557,500 shares outstanding as of December 31, 2008 and 2007)	22	546	546
Additional paid-in capital		288,615	288,530
Treasury stock	22	(88)	—
Accumulated other comprehensive loss	16a,16c	(474,514)	(54,886)
Retained earnings		404,475	390,714

Total stockholders' equity		219,034	624,904

Total liabilities and stockholders' equity		$2,828,464	$2,071,791

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Notes	2008	2007	2006
OPERATING REVENUES	18	$298,905	$258,845	$205,177
OPERATING EXPENSES:
Voyage expenses		(7,476)	(7,498)	(5,423)
Vessel operating expenses		(89,246)	(65,676)	(52,991)
Depreciation	4	(51,025)	(40,622)	(27,304)
Amortization of deferred drydocking and special survey costs	6	(7,301)	(6,113)	(4,127)
Bad debt expense		(181)	(1)	(145)
General and administrative expenses		(11,617)	(9,955)	(6,413)
Gain/(loss) on sale of vessels	20	16,901	(286)	—

Income from operations		148,960	128,694	108,774

OTHER INCOME (EXPENSES):
Interest income		6,544	4,861	3,605
Interest expense		(37,734)	(21,929)	(24,465)
Other finance (expenses)/income, net		(2,047)	(2,779)	2,049
Other (expenses)/income, net	24	(1,060)	14,560	(18,476)
Gain/(loss) on fair value of derivatives		2,397	(309)	(6,068)

Total Other Expenses, net		(31,900)	(5,596)	(43,355)

Net income from continuing operations		$117,060	$123,098	$65,419

Net (loss)/income from discontinued operations	25	$(1,822)	$92,166	$35,663

Net Income		$115,238	$215,264	$101,082

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$2.15	$2.26	$1.40

Basic and diluted net (loss)/income per share (from discontinued operations)		$(0.04)	$1.69	$0.76

Basic and diluted net income per share (from total operations)		$2.11	$3.95	$2.16

Basic and diluted weighted average number of shares		54,557,134	54,557,500	46,750,651

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in thousands of United States dollars, except number of shares)

		Common Stock		Treasury Stock
							Accumulated Other Comprehensive Income/(Loss)
	Comprehensive Income/(Loss)	Number of Shares	Par Value	Number of Shares	Amount	Additional Paid-in Capital		Retained Earnings	Total
As of January 1, 2006	$122,850	44,308	$443	—	$—	$90,529	$—	$171,753	$262,725
Comprehensive income:
Net income	101,082	—	—	—	—	—	—	101,082	101,082
Change in fair value of financial instruments	3,941	—	—	—	—	—	3,941	—	3,941
Issuance of common stock	—	10,250	103	—	—	198,001	—	—	198,104

As of December 31, 2006	$105,023	54,558	$546	—	—	$288,530	$3,941	$272,835	$565,852

Comprehensive income:
Net income	215,264	—	—	—	—	—	—	215,264	215,264
Change in fair value of financial instruments	(60,148)	—	—	—	—	—	(60,148)	—	(60,148)
Reclassification to earnings	1,321	—	—	—	—	—	1,321	—	1,321
Dividends ($1.78 per share)	—	—	—	—	—	—	—	(97,385)	(97,385)

As of December 31, 2007	$156,437	54,558	$546	—	—	$288,530	$(54,886)	$390,714	$624,904

Comprehensive income/(loss):
Net income	115,238	—	—	—	—	—	—	115,238	115,238
Change in fair value of financial instruments	(411,793)	—	—	—	—	—	(411,793)	—	(411,793)
Realized losses on cash flow hedges amortized over the life of the newbuildings	(11,635)	—	—	—	—	—	(11,635)	—	(11,635)
Reclassification to earnings	3,800	—	—	—	—	—	3,800	—	3,800
Stock compensation	—	—	—	—	—	85	—	—	85
Treasury stock purchased	—	(15)	—	15	(88)	—	—	—	(88)
Dividends ($1.86 per share)	—	—	—	—	—	—	—	(101,477)	(101,477)

As of December 31, 2008	$(304,390)	54,543	$546	15	$(88)	$288,615	$(474,514)	$404,475	$219,034

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year Ended December 31,
	2008	2007	2006
Cash Flows from operating activities:
Net income	$115,238	$215,264	$101,082
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	51,025	41,093	31,111
Amortization of deferred drydocking and special survey costs	7,301	6,216	5,425
Written off amount of drydocking and special survey costs	181	337	385
Written off amount of finance costs	128	284	396
Amortization of finance costs	220	164	135
Payments for drydocking and special survey costs	(10,625)	(7,592)	(8,037)
Gain on sale of vessels	(16,901)	(88,349)	(14,954)
Stock based compensation	85	—	—
Change in fair value of derivative instruments	(15,332)	193	5,733
(Increase)/decrease in:
Accounts receivable	3,202	(2,151)	(3,034)
Inventories	(2,309)	(1,989)	(1,181)
Prepaid expenses	(113)	452	(468)
Net investment in finance lease	—	—	860
Due from related parties	(2,523)	(1,732)	1,681
Other assets, current and non-current	(553)	(3,810)	(1,958)
Increase/(decrease) in:
Accounts payable	2,331	1,919	3,587
Accrued liabilities	5,613	723	2,188
Unearned revenue, current and long term	(2,455)	(2,242)	(1,152)
Other liabilities, current and long-term	976	(510)	29,779

Net cash provided by operating activities	135,489	158,270	151,578

Cash flows from investing activities:
Vessel acquisitions including advances for vessel acquisitions	(76,506)	(266,608)	(171,749)
Vessels under construction	(518,512)	(696,752)	(185,148)
Proceeds from sale of vessels	83,032	275,768	26,798

Net cash used in investing activities	(511,986)	(687,592)	(330,099)

Cash flows from financing activities:
Proceeds from long-term debt	805,010	1,014,177	304,596
Proceeds from related party loans	—	—	130,375
Payments on long-term debt	(59,919)	(322,437)	(317,390)
Payments on related party loans	—	—	(130,375)
Contributions from stockholders	—	—	201,259
Treasury stock purchased	(88)	—	—
Dividends paid	(101,477)	(97,385)	—
Deferred finance costs	(4,328)	(500)	(925)
Deferred public offering costs	(113)	(427)	(2,175)
Increase in restricted cash	(205,363)	(43,686)	(1,769)

Net cash provided by financing activities	433,722	549,742	183,596

Net increase in cash and cash equivalents	57,225	20,420	5,075

Cash and cash equivalents, beginning of period	63,495	43,075	38,000

Cash and cash equivalents, end of period	$120,720	$63,495	$43,075

Supplementary Cash Flow information
Cash paid for interest	$71,446	$46,449	$26,352
Non-cash capitalized interest on vessels under construction	$—	$—	$6,079
Non-cash lease liability related to vessel acquisition	$—	$—	$14,416
(Decrease)/increase in vessels' values in respect of lease arrangements	$(16,944)	$(29,269)	$32,218
Advances for vessels under construction in respect of lease arrangements	$—	$—	$27,272

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of Presentation and General Information

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of the Company is the United States Dollar.

        Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 22, Stockholders' Equity for additional information.

        The Company's vessels operate worldwide, carrying containers for many established charterers.

        The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships (refer to Note 2, Significant Accounting Policies) that are under the exclusive management of a related party of the Company (refer to Note 14, Related Party Transactions).

        The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

        The consolidated companies are referred to as "Danaos," or "the Company."

        As of December 31, 2008, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the "Danaos Subsidiaries") listed below, which all own container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Montreal Senator	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built		TEU
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988		3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986		3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986		3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988		3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992		4,651
Commodore Marine Inc.	April 14, 2003	MOL Affinity	1992		4,651
Containers Services Inc.	May 30, 2002	Maersk Deva	2004		4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby	2004		4,253
Oceanew Shipping Ltd.	January 4, 2002	CSCL Europe	2004		8,468
Oceanprize Navigation Ltd.	January 21, 2003	MSC Baltic	2004		8,468
Federal Marine Inc.	February 14, 2006	APL Confidence	1994		4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006		9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006		9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	MSC Marathon	1991		4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991		4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991		4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004		4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007		4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997		2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997		2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997		2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997		2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997		2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004		4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007		4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998		2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998		2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998		2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008		4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008		4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008		4,253
Vessels under construction
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	*	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	**	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	***	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	Hull No. S4001 (1)	2009	****	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	Hull No. S4002 (1)	2009	****	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	Hull No. S4003 (1)	2009	****	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hull No. N-219	2009	****	3,400
Boxcarrier (No. 4) Corp.	June 27, 2006	Hull No. S4004 (1)	2010	****	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005 (1)	2010	****	6,500
CellContainer (No. 2) Corp.	March 23, 2007	Hull No. N-220	2010	****	3,400
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216	2010	****	6,500

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built		TEU
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217	2010	****	6,500
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010	****	3,400
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218	2010	****	6,500
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010	****	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010	****	3,400
Expresscarrier (No. 1) Corp.	March 5, 2007	Hull No. N-214	2010	****	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010	****	6,500
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2010	****	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011	****	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	****	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2011	****	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2011	****	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2011	****	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011	****	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2011	****	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012	****	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012	****	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	****	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	****	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	****	12,600

(1)
Vessel subject to charterer's option to purchase vessel after first eight years of time charter term for $78.0 million

*
Delivered to the Company on January 2, 2009.

**
Delivered to the Company on March 31, 2009.

***
Delivered to the Company on June 26, 2009.

****
Estimated completion year.

2 Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

        The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 ("Interpretation 46(R)"), if it determines that it is the primary beneficiary. A variable interest entity is defined by Interpretation 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Refer to Note 13, Long-Term Debt, which describes the arrangement under the new credit facility with Fortis Bank, Lloyds TSB and National Bank of Greece.

        Inter-company transaction balances and unrealized gains/(losses) on transactions between the companies are eliminated.

        Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. For the year ended December 31, 2007, the Company reclassified an amount of $40,950 thousand of its restricted cash to non-current assets.

        Use of Estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

        Other Comprehensive Income (Loss):    The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") 130, "Statement of Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

        Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transaction. On the balance sheet dates, monetary assets and liabilities denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

        Cash and Cash Equivalents:    Cash and cash equivalents consist of call and time deposits with original maturities of three months or less which are not restricted for use or withdrawal. Cash and cash equivalents of $120.7 million as of December 31, 2008 (December 31, 2007: $63.5 million) comprise cash balances and short term deposits, of which short term time deposits were $93.4 million as of December 31, 2008 and $40.0 million as of December 31, 2007.

        Restricted Cash:    Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        Accounts Receivable:    The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on our history of write-offs, level of past due accounts based on the contractual term of the receivables and our relationships with and economic status of our customers. Bad debts are written off in the period in which they are identified.

        Insurance Claims:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with FASB Statement No. 5, Accounting for Contingencies ("Statement No. 5") based on the Company's historical experience and the shipping industry practices. These claims are included in the balance sheet line item "Other current assets".

        Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses, and inventories consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of cost or market value as determined using the weighted average method. Costs of spare parts are expensed as incurred.

        Financing Costs:    Fees incurred for obtaining new loans are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item "Deferred Charges".

        Fixed Assets:    Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred. Financing costs incurred during the construction period of the vessels are included in vessels' cost.

        Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

        Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value. Management has estimated the useful life of the Company's vessels to be 30 years from the year built.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        Accounting for Special Survey and Drydocking Costs:    FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, provides guidance on the accounting for planned major maintenance activities. Drydocking and special survey costs include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

        The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

        Costs incurred during the drydocking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

        Impairment of Long-lived Assets:    FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("Statement No. 144") addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

        As of December 31, 2008, the Company concluded that events occurred and circumstances had changed, which triggered the existence of potential impairment of its long-lived assets. These indicators included a significant decline in our stock price, deterioration in the spot market and the potential impact the current marketplace may have on our future operations. As a result, the Company performed an impairment assessment of the Company's long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to the their carrying value. The Company's strategy is to charter its vessels under multi-year, fixed rate period charter that range from one to twelve years for vessels in its current fleet and up to 18 years for its contracted vessels, providing the Company with contracted stable cash flows. The significant factors and assumptions the Company used in its undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses and management fees estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as, historical average time charter rates for the remaining life of the vessel after the completion of the current contract. In addition, the Company used annual operating expenses escalation factor and estimations of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with the Company's internal budgets and historical experience of the shipping industry.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        The Company's assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

        Pension and Retirement Benefit Obligations-Crew:    The crew on board the companies' vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

        Accounting for Revenue and Expenses:    Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. The Company earns revenue from bareboat and time charters. Bareboat and time charters involve placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under a time charter, the daily hire rate includes the crew, lubricants, insurance, spares and stores. Under a bareboat charter, the charterer is provided only with the vessel.

        General and administrative expenses:    General and administrative expenses include management fees paid to the vessels' manager (refer to Note 14, Related Party Transactions), audit fees, legal fees, board remuneration, executive officers compensation, directors & officers insurance and stock exchange fees.

        Repairs and Maintenance:    All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

        Dividends:    Dividends are recorded in the Company's financial statements in the period in which they are declared by the Company's board of directors.

        Segment Reporting:    The Company reports financial information and evaluates its operations by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it has only one operating and reportable segment.

        Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting under Statement No. 133, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the Statement of Income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) and are reclassified to earnings when the hedged transaction is reflected in earnings. If the probability that the

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

forecasted transaction will not occur, the ineffective portion of a derivative's change in fair value is immediately recognized in income.

        At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company shall discontinue hedge accounting prospectively for an existing hedge if the derivative expires or is sold, terminated or exercised, or the Company removes the designation of the hedge. The Company may elect to designate prospectively a new hedging relationship with a different hedging instrument or de-designate the derivative and re-designate it as a hedge of another exposure or designate an existing exposure not previously designated as a hedge. In the case of a cash flow hedge, the net gain or loss through the effective date of the actions above will remain in Other Comprehensive Income until the hedged item will impact earnings.

        The Company's forward exchange contracts were expired or were early terminated and cash settled within 2008.

        The Company does not use financial instruments for trading or other speculative purposes.

        Earnings Per Share:    The Company has presented net income/(loss) per share for all periods presented based on the weighted average number of outstanding shares of common stock of Danaos Corporation at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

        Equity Compensation Plan:    The Company has adopted an equity compensation plan (the "Plan"), which is generally administered by the compensation committee of the Board of Directors. The Plan allows the plan administrator to grant awards of shares of common stock or the right to receive or purchase shares of common stock to employees, directors or other persons or entities providing significant services to the Company or its subsidiaries. The actual terms of an award will be determined by the plan administrator and set forth in written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with Statement No. 123(R), "Share-Based Payment".

        The aggregate number of shares of common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest immediately upon a "change of control", as defined in the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders. To date, no stock options have been issued under this plan.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

        As of April 18, 2008, the Company established the Directors Share Payment Plan ("Directors Plan"). The purpose of the Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. Each member of the Board of Directors of the Company may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. On the last business day of each quarter, the rights of common stock are credited to each Director's Share Payment Account. Following December 31st of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Refer to Note 21, Stock Based Compensation.

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved the Company's ability to provide, from time to time, incentive compensation to the employees of Danaos Shipping Company Limited (the "Manager"), in form of free shares of the Company's common stock. Prior approval is required by the Compensation Committee and the Board of Directors. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. Refer to Note 21, Stock Based Compensation.

Recent Accounting Pronouncements:

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurement ("Statement No. 157"). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position ("FSP No. 157-2") which delays the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("Statement No. 159"). This FSP defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

of Statement No. 157 that were effective for Danaos Corporation for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 did not have an effect on the consolidated financial statements.

        In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations ("Statement No. 141(R)"), which replaces FASB Statement No. 141. Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which corresponds to the Company's year beginning January 1, 2009. The Company does not expect the adoption of Statement No. 141(R) to have an impact on its consolidated financial statements.

        In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 ("Statement No. 160"). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to the Company's year beginning January 1, 2009. The Company does not expect the adoption of Statement No. 160 to have an impact on its consolidated financial statements.

        In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("Statement No. 161"). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Significant Accounting Policies (Continued)

application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 161 on the Company's consolidated financial statements.

        In May 2009, the FASB issued Statement No. 165, Subsequent Events ("Statement No. 165). Statement No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Statement No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. The Company does not expect the adoption of Statement No. 165 to have an impact on its consolidated financial statements.

3 Restricted Cash

        Restricted cash comprised of the following at December 31 (in thousands):

	2008	2007
Retention	$4,445	$4,557
Restricted deposits	247,097	41,622

Total	$251,542	$46,179

        Restricted deposits as of December 31, 2008, are analyzed as follows:

  1.
  An amount of $33.90 million is deposited with Aegean Baltic Bank and acts as collateral towards an issued performance guarantee by HSH Nordbank, which as of December 31, 2008 stands at $135.6 million. The restricted cash amount will be reduced accordingly, so at all times it represents 25% of the outstanding guaranteed amount.

  2.
  An amount of $7.05 million is deposited with Royal Bank of Scotland and acts as collateral towards an issued performance guarantee by Royal Bank of Scotland, which as of December 31, 2008 stands at $35.25 million. The restricted cash amount will be reduced accordingly, so at all times it represents 20% of the outstanding / guaranteed amount.

  3.
  An amount of $206.15 million is deposited with Royal Bank of Scotland to be utilized towards progress payments for certain vessels that are being financed by the revolving credit facility that the Company has with the bank. The funds will be released gradually as progress payments to shipyards for the specific newbuildings become due and payable.

        As of December 31, 2008, the Company recorded an amount of $104,401 thousand (2007: $5,229 thousand) and $147,141 thousand (2007: $40,950 thousand) as current and non-current restricted cash, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net

        Vessels' cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2007	$1,213,855	$(197,247)	$1,016,608
Additions from continuing operations	423,192	(40,622)	382,570
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,793)	34,279	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
Decrease in vessels' values in respect of lease arrangements (a)	(29,269)	—	(29,269)

As of December 31, 2007	$1,369,739	$(187,234)	$1,182,505

Additions from continuing operations	289,671	(51,025)	238,646
Disposals from continuing operations	(75,468)	10,906	(64,562)
Decrease in vessels' values in respect of lease arrangements (a)	(16,944)	—	(16,944)

As of December 31, 2008	$1,566,998	$(227,353)	$1,339,645

(a)
.  Vessels with a cost of $373.4 million and net book value of $342.7 million as of March 7, 2008, which were subject to certain leasing arrangements, are explained in Note 12(a), Other Lease Arrangements.

I.
On January 15, 2008, the Company sold and delivered the APL Belgium, a container built in 2002 with 5,506 TEU to APL, following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

II.
On January 25, 2008, the Company sold and delivered the Winterberg, a container built in 1978 with 3,101 TEU. The sale consideration was $11.2 million. The Company realized a gain on this sale of $4.8 million.

III.
On May 20, 2008, the Company sold the Maersk Constantia, a container built in 1979 with 3,101 TEU. The sale consideration was $15.8 million. The Company realized a gain on this sale of $9.3 million.

IV.
On October 26, 2008, the Company sold the Asia Express, a container built in 1977 with 3,101 TEU. The sale consideration was $10.2 million. The Company realized a gain on this sale of $3.5 million.

V.
On December 10, 2008, the Company sold the Sederberg, a container built in 1978 with 3,101 TEU. The sale consideration was $4.9 million. The Company realized a loss on this sale of $(1.5) million.

VI.
On February 11, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Progress, built in 1998 for $30.4 million.

VII.
On March 18, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Highway, built in 1998 for $31.0 million.

VIII.
On March 20, 2008, the Company acquired a 2,200 TEU secondhand vessel, the Hyundai Bridge, built in 1998 for $31.0 million.

IX.
On July 4, 2008, the Company took delivery of a newbuilding 4,253 TEU vessel, the Zim Rio Grande, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

X.
On September 22, 2008, the Company took delivery of a newbuilding 4,253 TEU vessel, the Zim Sao Paolo, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

XI.
On November 3, 2008, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Kingston, for $63.8 million. The vessel is time chartered out for 12 years to one of the world's major liner companies.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Fixed Assets, Net (Continued)

  XII.
  The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $195.8 million as of December 31, 2008 and $178.2 million as of December 31, 2007. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

        The sale consideration of vessels sold is before any selling expenses and the cost of vessel acquired is the contracted price of vessel excluding any items capitalized during the construction period, such as interest expense.

5 Advances for Vessels under Construction

        a)    Advances for vessels under construction were as follows at December 31 (in thousands):

	2008	2007
Advance payments for vessels	$533,298	$546,859
Progress payments for vessels	479,071	175,500
Capitalized interest	55,456	23,175

Total	$1,067,825	$745,534

        The Company entered into a construction contract on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for the ZIM Monaco containership of 4,253 TEU. The contract price of the vessel is $63.8 million. The Company took delivery of the vessel on January 2, 2009. The Company paid in full the remaining balance of the contract price during the year ended December 31, 2008. The Company has arranged to charter this containership under 12-year charter with a major liner company upon delivery of the vessel.

        The Company entered into two construction contracts on May 12, 2006, with Samsung Heavy Industries Co. Ltd. for two containerships (the Zim Dalian and the Zim Luanda) of 4,253 TEU each. The contract price of each vessel is $63.8 million. We took delivery of Zim Dalian on March 31, 2009 and Zim Luanda on June 26, 2009. The Company paid an advance of $51.0 million as of December 31, 2008 in relation to these contracts. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of the vessels.

        The Company entered into four newbuilding contracts on March 2, 2007, with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004). The contract price of each vessel is $92.5 million. The Company paid an advance of $90.4 million as of December 31, 2008, in relation to these contracts. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to the Company during the second and third quarters of 2010. On July 12, 2007, the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for four 6,800 TEU containerships to four 8,530 TEU vessels. The contract price of each vessel is $113.0 million. These vessels will be built by the Shanghai Jiangnan Changxing Heavy

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels under Construction (Continued)

Industry Company Limited and are expected to be delivered to the Company during the first and second quarter of 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into five newbuilding contracts on March 16, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships (the HN N-214, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million. The Company paid an advance of $99.0 million as of December 31, 2008 in relation to these contracts. The vessels are expected to be delivered to the Company throughout 2010. The Company arranged for 15 year charters for three of these vessels with the Yang Ming Group at a rate of $34,715 per day. On May 24, 2007, the Company announced that it had secured 18 year bareboat charters for each of the remaining two 6,500 TEU containerships upon delivery of the vessels.

        The Company entered into newbuilding contracts on April 5, 2007, with Hanjin Heavy Industries & Construction Co, Ltd for five 3,400 TEU containerships (the HN N-219, the HN N-220, the HN N-221, the HN N-222 and the HN N-223). The contract price of each vessel is $55.9 million. The Company paid an advance of $83.8 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company in late 2009 and throughout 2010. On April 11, 2007, the Company arranged for 10 year charters for all of these vessels with a major line company upon delivery of each vessel.

        On September 19, 2007, the Company extended its shipbuilding contracts with China Shipbuilding Trading Company Limited to include one more 8,530 TEU vessel, bringing the total number to five vessels. The Company paid an advance of $23.5 million as of December 31, 2008, in relation to this contract. All five Post Panamax containerships will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and are expected to be delivered between first and third quarter of 2011. The Company has also arranged with a major liner company to charter all these vessels for 12 years each upon delivery of the vessels.

        The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The Company paid an advance of $249.2 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        The Company entered into newbuilding contracts on November 9, 2007, with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The Company paid an advance of $174.3 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company in late 2010 and during the first quarter of 2011. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessels.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Advances for Vessels under Construction (Continued)

        The Company entered into newbuilding contracts on July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for five containerships (the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The Company paid an advance of $173.9 million as of December 31, 2008, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the second half of 2009 and first quarter of 2010. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

        b)    Advances for vessels under construction and transfers to vessels' cost as of December 31, 2008 and 2007 were as follows (in thousands):

As of January 1, 2007	$193,016
Additions	696,752
Transfer to vessels' cost	(144,234)

As of December 31, 2007	745,534

Additions	518,512
Transfer to vessels' cost	(196,221)

As of December 31, 2008	$1,067,825

6 Deferred Charges

        Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2007	$8,315	$1,084	$9,399
Additions from continuing operations	7,592	927	8,519
Written off amounts from continuing operations	(337)	(248)	(585)
Written off amounts from discontinued operations	—	(36)	(36)
Amortization from continuing operations	(6,113)	(164)	(6,277)
Amortization from discontinued operations	(103)	—	(103)
Written off due to sale of vessels from continuing operations	(240)	—	(240)
Written off due to sale of vessels from discontinued operations	(246)	—	(246)

As of December 31, 2007	$8,868	$1,563	$10,431

Additions	10,625	4,441	15,066
Written off amounts	(181)	(128)	(309)
Amortization	(7,301)	(220)	(7,521)
Written off due to sale of vessels	(1,569)	—	(1,569)

As of December 31, 2008	$10,442	$5,656	$16,098

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Deferred Charges (Continued)

        The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which incurred and not at the conclusion of the drydocking.

7 Other Current Assets

        Other current assets consisted of the following at December 31 (in thousands):

	2008	2007
Insurance claims	$4,279	$4,894
Advances to suppliers and other assets	3,488	2,857

Total	$7,767	$7,751

        Insurance claims, net of applicable deductibles arising from hull and machinery damage or other insured risks are expected to be fully collected.

8 Other Non-current Assets

        Other non-current assets consisted of the following at December 31 (in thousands):

	2008	2007
Fair value of swaps	$6,691	$—
Other assets	870	333

Total	$7,561	$333

        In respect to the fair value of swaps, refer to Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

9 Accounts Payable

        Accounts payable consisted of the following at December 31 (in thousands):

	2008	2007
Suppliers, repairers	$10,481	$9,106
Insurers, agents, brokers	2,216	516
Other creditors	1,205	1,949

Total	$13,902	$11,571

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Accrued Liabilities

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2008	2007
Accrued payroll	$1,025	$1,188
Accrued interest	3,600	3,026
Accrued expenses	6,804	1,602

Total	$11,429	$5,816

11 Other Current and Long-term Liabilities

        Other current liabilities consisted of the following at December 31 (in thousands):

	2008	2007
Fair value of forwards	$—	$1,402
Fair value of swaps	48,217	—

Total	$48,217	$1,402

        Other long-term liabilities consisted of the following at December 31 (in thousands):

	2008	2007
Fair value of swaps	$414,668	$55,307
Fair value of forwards	—	1,230
Other long-term liabilities	976	—

Total	$415,644	$56,537

        In respect to the fair value of swaps and the fair value of forwards, refer to Note 16a, Financial Instruments—Cash Flow Interest Rate Swap Hedges and Note 16b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

12 Lease Arrangements

        a)    Other lease arrangements

        During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company's control. Accordingly, the vessels continued to be recognized in the Company's books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million, $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 1/2 year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Lease Arrangements (Continued)

back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels. In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements, resulting in the cessation of the above structure, to 100% owned subsidiaries of the Company and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

        b)    Charters-out:

        The future minimum revenue, expected to be earned on non-cancelable time charters with initial terms of one year or more consisted of the following at December 31, 2008 (in thousands):

2009	$320,156
2010	402,897
2011	474,707
2012	561,720
2013	590,251
2014 and thereafter	4,687,530

Total future revenue	$7,037,261

        Revenues from time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel and which may last approximately 10 to15 days.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt

        Long-term debt as of December 31, 2008 and 2007 consisted of the following (in thousands):

Lender	As of December 31, 2008	Current Portion	Long-term Portion	As of December 31, 2007	Current Portion	Long-term Portion
The Royal Bank of Scotland	$640,449	$6,600	$633,849	$400,000	$—	$400,000
HSH Nordbank	41,000	4,000	37,000	45,000	4,000	41,000
The Export-Import Bank of Korea ("KEXIM")	80,786	10,369	70,417	91,154	10,369	80,785
The Export-Import Bank of Korea ("KEXIM") & Fortis Bank	124,359	11,250	113,109	135,609	11,250	124,359
Deutsche Bank	180,000	—	180,000	—	—	—
Emporiki Bank of Greece	71,000	—	71,000	—	—	—
HSH Nordbank AG and Aegean Baltic Bank	675,000	10,000	665,000	680,000	—	680,000
Credit Suisse	31,060	—	31,060	—	—	—
Fortis Bank-Lloyds TSB- National Bank of Greece	253,200	—	253,200	—	—	—
Fair value hedged debt	10,824	—	10,824	4,783	—	4,783

Total	$2,107,678	$42,219	$2,065,459	$1,356,546	$25,619	$1,330,927

        All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

        The repayment terms of the loans outstanding as of December 31, 2008, were as follows:

Lender	Outstanding Principal Amount in Millions	Interest Rate	Maturity	Details
The Royal Bank of Scotland	$640.4	LIBOR + margin	Due September 2021	Concerns a revolving credit facility of up to $700.0 million for the purpose of financing existing vessels or part of the newbuilding program.
HSH Nordbank	$41.0	LIBOR + margin	Due March 2014	21 quarterly instalments of $1.0 million; balloon payment of $20.0 million.
KEXIM	$80.8	Fixed	Due November 2016	30 quarterly instalments of $2.6 million; plus instalments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Lender	Outstanding Principal Amount in Millions	Interest Rate	Maturity	Details
KEXIM-Fortis	$124.4	$115.4 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	20 semi-annual instalments of $5.625 million; plus instalments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.
Aegean Baltic Bank-HSH Nordbank	$675.0	LIBOR + margin	Due November 2016	Concerns a revolving credit facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels.
Emporiki Bank of Greece S.A.	$71.0	LIBOR + margin	Due June 2021
				Concerns a loan facility of up to $156.8 million advanced to the vessel owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years' grace period, in 20 equal consecutive semi-annual instalments of $4.25 million and a balloon payment of $71.8 million along with the final instalment.
Deutsche Bank	$180.0	LIBOR + margin	Due October 2018	32 consecutive quarterly instalments each in the amount of $2.5 million and a final balloon payment of $100.0 million payable together with the last such instalment. The first installment is due on December 31, 2010.
Credit Suisse	$31.1	LIBOR + margin	Due December 2019	28 consecutive quarterly instalments amounting to $3.99 million each, with the first instalment due on the earlier of (i) 39 months after delivery of the last vessel and (ii) March 31, 2013 and a final balloon instalment of $109.35 million which is due together with the 28th instalment.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Lender	Outstanding Principal Amount in Millions	Interest Rate	Maturity	Details
Fortis Bank—Lloyds TSB—National Bank of Greece	$253.2	LIBOR + margin	Due July 2018	16 equal semi-annual instalments of $8.6 million, with the first instalment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.

        Maturities of long-term debt for the years subsequent to December 31, 2008 are as follows (in thousands):

2009	$42,219
2010	48,346
2011	61,398
2012	216,622
2013	253,292
2014 and thereafter	1,474,977

Total long-term debt	$2,096,854

        The Aegean Baltic Bank-HSH Nordbank revolving credit facility shall be amortizing in up to 20 consecutive quarterly installments, initially agreed to begin in 2012 and a balloon payment, if applicable, together with the last payment due in November 2016. Specifically, the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the security portfolio for this loan at the end of the fifth year (i.e., November 14, 2011). The current amortization assumes average age of vessels of 15 years. As of July 10, 2009, we agreed to amend the facility in terms of the amortization as follows: $5.0 million payable on July 31, 2009, October 31, 2009 and January 31, 2010. The subsequent amortization schedule will follow the premise described above.

        On February 15, 2008, the Company entered into a credit facility with Emporiki Bank of Greece S.A. for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and the Hull No S4002. As of December 31, 2008, $71.0 million was outstanding under this credit facility and $85.8 million of undrawn availability remained available to the Company for future borrowings.

        On May 9, 2008, the Company entered a credit facility with Credit Suisse for an amount equal to $221.1 million to finance new vessels, a 4,250 TEU containership, the Zim Luanda, a 6,500 TEU containership, the HN S4003, and a 6,500 TEU containership, the HN N-214. As of December 31, 2008, $31.1 million was outstanding under this credit facility and $190.0 million of undrawn availability remained available to the Company for future borrowings.

        On May 30, 2008, the Company entered into a credit facility with Deutsche Bank for up to $180.0 million in relation to the acquisition of three 4,253 TEU containerships, the Zim Rio

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

Grande, the Zim Sao Paolo and the Hull No 1672. As of December 31, 2008, $180.0 million was outstanding under this credit facility.

        On July 29, 2008, the Company entered into a credit facility of $253.2 million with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore. The structure of this credit facility is such that the group of banks loaned funds of $253.2 million to the Company, which the Company then re-loaned to a newly created entity of the group of banks ("Investor Bank"). With the proceeds, Investor Bank then subscribed for preference shares in Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation). In addition, four of the Companies' subsidiaries issued a put option in respect of the preference shares. The effect of these transactions is that the Company's subsidiaries are required to pay out fixed preference dividends to the Investor Bank, the Investor Bank is required to pay fixed interest due on the loan from the Company to Investor Bank and finally the Investor Bank is required to pay put option premium on the put options issued in respect of the preference shares.

        The interest payments to the Company by Investor Bank are contingent upon receipt of these preference dividends. In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages. Applying FIN 46(R) to this arrangement, the Company has concluded that the Company is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Company's group. Accordingly, as at December 31, 2008, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between the Company and the Investor Bank.

        In December 2007, the Company filed a registration statement with the SEC for a shelf registration. The amount registered was US$1.0 billion. As of the date of filing of this report, no securities had been issued under the shelf.

        The loan agreements include covenants for the Company, including the maintenance of operating accounts, minimum cash deposits and minimum fair market values of vessels. The vessel owning company's are further restricted from incurring additional indebtedness and changing the vessels' flags without the prior consent of the lender.

        The Company must maintain the following financial covenants:

  •
  a market value adjusted net worth of at least $400.0 million and stockholders' equity of at least $250.0 million;

  •
  the aggregate market value of vessels in our fleet exceeds 145.0% of the Company's net consolidated debt at all times under our KEXIM-Fortis credit facility;

  •
  ensure that the ratio of the aggregate market value of the vessels in the Company's fleet securing the applicable loan to the Company's outstanding indebtedness under such loan at all times exceeds (i) 115% under our Emporiki Bank credit facility and (ii) a range from 120% to 125% under our other credit facilities (reduced to 100% under our RBS credit facility during the waiver period as described below);

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

  •
  adjusted stockholders' equity in excess of 30.0% of the Company total market value adjusted assets;

  •
  the total liabilities (after deducting cash and cash equivalents), of no more than 70.0% (75% under one of our credit facilities) of the total market value adjusted assets;

  •
  the aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of the Company total indebtedness until November 14, 2011 and 4% of the Company total indebtedness at all times thereafter; and

  •
  a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

        As of December 31, 2008, the Company was not in compliance with collateral coverage ratios, corporate leverage ratios and net worth covenants, as applicable, contained in loan agreements governing $1.8 billion of its outstanding indebtedness as of December 31, 2008, as presented above, due to the severe drop in interest rates which resulted in negative valuations of the Company's interest rate swaps accounted for as cash flow hedges, as well as the drop in its vessels' fair market values. As a result, the Company has entered into agreements which waive such breaches and subsequent breaches of such covenants temporarily. The financial institutions agreed not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of the December 31, 2008 and any future breaches of the abovementioned covenants until January 31, 2010, other than under our KEXIM-Fortis credit facility, which it has been waived in respect of the year ended December 31, 2008 and compliance with the relevant covenant in respect of the year ending December 31, 2009 will be tested within 180 days following that date. As a result, debt covered by these waivers continues to be classified as long-term debt as of December 31, 2008.

        Set forth below is information concerning our breach of loan covenants in relation to certain credit facilities and details of the respective waivers agreed with our lenders.

        With respect to our $700.0 million senior revolving credit facility with The Royal Bank of Scotland we were in breach of the collateral coverage ratio and corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio and a relaxation of the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we are in compliance) in respect of the periods ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

        With respect to our $700.0 million senior revolving credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio, the collateral coverage ratio and the minimum net worth covenants in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.8 percentage points per annum for the waiver period and an increase in the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan and a one-time fee of $2.1 million. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        With respect to our $148.0 million guarantee facility with HSH Nordbank AG we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver regarding the guarantee facility in respect of the year ended December 31, 2008 and up until October 1, 2010. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this facility.

        With respect to our $60.0 million credit facility with HSH Nordbank AG we were in breach of the net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the minimum net worth covenant in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and an increase in the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as a one-time fee of 0.30 percentage points on the facility amount outstanding.

        With respect to our $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Bank we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the year ended December 31, 2008 and compliance with the above covenants in respect of the year ended December 31, 2009, will be tested within 180 days following that date. In return, we will pay to the bank a one-time fee of $360,000 and the interest rate margin will be increased by 0.5 percentage points for the waiver period.

        With respect to our $221.1 million credit facility with Credit Suisse we were in breach of the corporate leverage ratio and net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010. During the wavier period, we are not permitted to pay dividends in excess of $0.20 per share per annum (or $0.05 per share per quarter) without the consent of our lenders under this credit facility.

        With respect to our $180.0 million credit facility with Deutsche Bank we were in breach of the corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010. In addition, we will pay to the bank a one-time of 0.3 percentage points on the loan amount.

        With respect to our $156.8 million credit facility with Emporiki Bank we were in breach of the corporate leverage ratio and minimum net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter.

        As of December 31, 2007, the Company was in compliance with all financial ratios and covenants requirements.

        The weighted average interest rate on long-term borrowings for the periods ended December 31, 2008, 2007 and 2006 was 4.9%, 5.6% and 5.6%, respectively.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Long-Term Debt (Continued)

        Total interest paid during the years ended December 31, 2008, 2007 and 2006 was $71.4 million, $46.4 million and $26.4 million, respectively.

        The total amount of interest cost incurred in 2008 was $74.6 million (2007: $44.8 million, 2006: $27.0 million). The amount of interest expensed in 2008 was $37.7 million (2007: $21.9 million, 2006: $24.5 million) and the amount of interest capitalized in 2008 was $36.9 million (2007: $22.9 million, 2006: $2.5 million).

14 Related Party Transactions

        Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels and (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company's processes. The Manager is a common controlled entity.

        The management contract provides for a fee of $500 per day. In addition, the Manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel was owned. The Manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

        For the services rendered, the Manager charged each vessel a daily fee ranging from $250 to $500. Management fees in 2008 amounted to approximately $7.0 million from continuing operations (2007: $5.7 million, 2006: $4.6 million). The related expenses are shown under "General and administrative expenses" on the Statement of Income.

        The Company pays monthly advances on account of the above management services. These prepaid management fees are presented in the Balance sheet under "Due from related parties" totaling $7.1 million and $4.6 million as of December 31, 2008 and 2007, respectively.

        The Company reimbursed the Manager for an amount of $2.0 million related to newbuildings site offices set up costs, which is in addition to the flat fee of $400,000 per newbuilding discussed above. The $2.0 million are not considered an additional fee but rather represents costs directly born by the Company and paid through Danaos Shipping Co. Ltd. and refer to start up cost and other related costs necessary to initiate specific locally based offices related to the newbuilding program of the Company. The Company considers necessary and has instructed the Manager to build up such offices in the respective shipyards in order to better and more efficiently progress the shipbuilding supervision of its vessels.

        Dr. John Coustas, the Chief Executive Officer of the Company, is a member of the Board of Directors of The Swedish Club, the primary provider of insurance for the Company,

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Related Party Transactions (Continued)

including a substantial portion of its hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2008 and 2007, the Company paid premiums to The Swedish Club of $4.1 million and $2.8 million, respectively.

        Seasonal Maritime Corporation, an entity wholly-owned by the Chief Executive Officer of the Company, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, between Seasonal Maritime Corporation, as lender, a subsidiary of the Company, as borrower, and the Company, as guarantor. The interest rate for this loan was LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, the Company repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel. The Company repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under the credit facility with Aegean Baltic-HSH Nordbank and the Royal Bank of Scotland. The fees and interest paid under these loan agreements were no less favorable than those the Company could have obtained in arm's-length negotiations with an unrelated third party.

15 Taxes

        Under the laws of the countries of the Company's ship owning subsidiaries' incorporation and/or vessels' registration, the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated Statements of Income.

        Pursuant to the U.S. Internal Revenue Code (the "Code"), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

        All of the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company's control.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

        Derivative Financial Instruments:    The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

        Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 13, Long-term Debt.

        Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company's maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

        Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The carrying amount of fixed rate bank loans is adjusted by the gain or loss on the debt attributable to the hedged risk. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

        Interest Rate Swaps:    The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

  a.    Cash Flow Interest Rate Swap Hedges

        The company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

        These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. If the probability of the forecasted transaction will not occur, the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The interest rate swap agreements converting floating interest rate exposure into fixed, as of December 31, 2008 were as follows (in thousands):

Counter-Party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos Pays)	Floating Rate (Danaos Receives)	Fair Value December 31, 2008	Fair Value December 31, 2007
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(25,181)	$(2,702)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(27,438)	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(13,451)	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(13,546)	$(2,414)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(13,093)	$(1,996)
HSH Nordbank	12/06/2006	12/8/2006	12/8/2009	$200,000	4.739% p.a.	USD LIBOR 3M BBA	$(6,474)	$(3,388)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(48,115)	$(3,149)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(35,220)	$(8,440)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(25,853)	$(3,363)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(54,131)	$(12,911)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(26,067)	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(11,564)	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(11,801)	$(864)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(20,611)	$825
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$(9,565)	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(32,319)	$(3,854)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(29,338)	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(11,123)	$(281)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(12,985)	$—
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(19,168)	$—
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(15,842)	$—

Total fair value							$(462,885)	$(54,886)

        The total fair value change of the interest rate swaps for the period January 1, 2008 to December 31, 2008, amounted to $408.0 million, and is included in "Other comprehensive loss". There was no ineffective portion for the period of the hedge.

        The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with EITF 99-9, Effect of Derivative Gains and Losses on the Capitalization of Interest, the amounts in

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $11,629 thousand were recorded in other comprehensive loss as of December 31, 2008 and an amount of $6 thousand was reclassified into earnings representing its amortization over the depreciable life of the vessels.

  b.    Fair Value Interest Rate Swap Hedges

        These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis, on the financial statement and earnings reporting dates.

        The interest rate swap agreements converting fixed interest rate exposure into floating, as of December 31, 2008 and 2007, were as follows (in thousands):

Counter Party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos Receives)	Floating Rate (Danaos Pays)	Fair Value December 31, 2008	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$3,289	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$3,402	$(244)

Total fair value							$6,691	$(421)

        The total fair value change of the interest rate swaps for the period from January 1, 2008 until December 31, 2008, amounted to $7.1 million, and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The related asset of $6.7 million is shown under "Other non-current assets" in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2008 until December 31, 2008, amounted to $6.0 million and is included in the Statement of Income in "Gain/(loss) on fair value of derivatives". The net ineffectiveness for December 31, 2008, amounted to $1.1 million and is shown in the Statement of Income in Gain/(loss) on fair value of derivatives".

  c.    Foreign Currency Forward Contracts—Cash Flow Hedges

        The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

certain lease arrangements as explained in Note 12(a), Lease Arrangements. Pursuant to the adoption of the Company's risk management accounting policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders' equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. If the probability of the forecasted transaction will not occur , the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

        The Company's forward contracts ceased to qualify as hedging instruments under Statement No. 133 in October 2007 as a result of amendments to the leasing arrangements described in Note 12(a), Lease Arrangements. Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008. All of the remaining forwards with fair value of $0.5 million early terminated and cash settled in September 2008. These are included in the Statement of Income in "Other Income (Expenses) net".

Fair Value of Financial Instruments

        Effective January 1, 2008, the Company adopted Statement No. 157. The Statement clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of Statement No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of Statement No. 157 did not have an impact on our fair value measurements.

        The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of December 31, 2008
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands of $)
Interest rate swap contracts	$6,691	$—	$6,691	$—
Liabilities
Interest rate swap contracts	$462,885	$—	$462,885	$—

        Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Financial Instruments (Continued)

classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 16(a)-(b) above for further information on the Company's interest rate swap contracts.

        We are exposed to credit-related losses in the event of nonperformance of our counterparties in relation to these financial instruments. As of December 31, 2008, these financial instruments are in the counterparties' favor. We have considered the risk of non-performance by us and our counterparties in accordance with Statement No. 157. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

17 Operating Revenue

        Operating revenue from significant customers (constituting more than 10% of total revenue) at December 31, were as follows:

Charterer	2008	2007	2006
APL	0%	Under 10%	18%
HMM Korea	22%	13%	11%
CSCL	16%	18%	13%
CMA CGM	17%	13%	11%
YML	19%	11%	Under 10%

18 Operating Revenue by Geographic Location

        Operating revenue by geographic location at December 31, was as follows (in thousands):

Continent	2008	2007	2006
Australia—Asia	$193,845	$154,467	$136,674
America	—	1,494	—
Europe	105,060	102,884	68,503

Total Revenue	$298,905	$258,845	$205,177

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies

Commitments

        The Company, as of December 31, 2008 and December 31, 2007, had outstanding commitments of $2,250.4 million and $2,726.3 million, respectively, for the construction of container vessels as follows:

Vessel	TEU	Contract Price	As of December 31, 2008	As of December 31, 2007
Zim Rio Grande	4,253	$63,800	$—	$44,660
Zim Sao Paolo	4,253	63,800	—	51,040
Zim Kingston	4,253	63,800	—	51,040
Zim Monaco	4,253	63,800	—	51,040
Zim Dalian	4,253	63,800	38,280	51,040
Zim Luanda	4,253	63,800	38,280	51,040
Hull S4001	6,500	91,500	45,750	73,200
Hull S4002	6,500	91,500	54,900	73,200
Hull S4003	6,500	91,500	54,900	73,200
Hull S4004	6,500	91,500	54,900	73,200
Hull S4005	6,500	91,500	73,200	73,200
Hull N-214	6,500	99,000	79,200	79,200
Hull N-215	6,500	99,000	79,200	79,200
Hull N-216	6,500	99,000	79,200	79,200
Hull N-217	6,500	99,000	79,200	79,200
Hull N-218	6,500	99,000	79,200	79,200
Hull N-219	3,400	55,880	39,116	39,116
Hull N-220	3,400	55,880	39,116	39,116
Hull N-221	3,400	55,880	39,116	39,116
Hull N-222	3,400	55,880	39,116	39,116
Hull N-223	3,400	55,880	39,116	39,116
Hull Z00001	8,530	113,000	90,400	90,400
Hull Z00002	8,530	113,000	90,400	90,400
Hull Z00003	8,530	113,000	90,400	90,400
Hull Z00004	8,530	113,000	90,400	90,400
HN H 1022A	8,530	117,500	94,000	94,000
Hull S-456	12,600	166,166	116,316	132,933
Hull S-457	12,600	166,166	116,316	132,933
Hull S-458	12,600	166,166	116,316	132,933
Hull S-461	10,100	145,240	87,144	116,192
Hull S-462	10,100	145,240	87,144	116,192
Hull S-463	10,100	145,240	87,144	116,192
Hull S-459	12,600	166,166	116,316	132,933
Hull S-460	12,600	166,166	116,316	132,933

	243,468	$3,450,750	$2,250,402	$2,726,281

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Commitments and Contingencies (Continued)

Contingencies

        The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank is $33.9 million in the period ended December 31, 2008. In addition, the Company was in breach of certain covenants under this guarantee facility as of December 31, 2008, which have been waived by the bank, as discussed in Note 13, Long-term Debt.

        The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland is $7.05 million in the period ended December 31, 2008.

        During the second quarter of 2008, we recorded an expense in discontinued operations of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of our dry bulk vessels sold in May 2007.

        There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company's results of operations, financial position and cash flows.

20 Sale of Vessels

        The "Gain on sale of vessels" of $16.9 million for the period ended December 31, 2008, reflects the sale of APL Belgium, Winterberg, Maersk Constantia, Asia Express and Sederberg as described below.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Sale of Vessels (Continued)

        On January 15, 2008, the Company sold and delivered the APL Belgium to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

        On January 25, 2008, the Company sold and delivered the vessel Winterberg. The sale consideration was $11.2 million. The Company realized a gain on this sale of $4.8 million.

        On May 20, 2008, the Company sold and delivered the vessel Maersk Constantia. The sale consideration was $15.8 million. The Company realized a gain on this sale of $9.3 million.

        On October 26, 2008, the Company sold and delivered the vessel Asia Express. The sale consideration was $10.2 million. The Company realized a gain on this sale of $3.5 million.

        On December 10, 2008, the Company sold and delivered the vessel Sederberg. The sale consideration was $4.9 million. The Company realized a loss on this sale of $1.5 million.

        The "Loss on sale of vessels" of $0.3 million for the period ended December 31, 2007, reflects the sale of APL England, APL Scotland and APL Holland to APL.

        On March 7, 2007, the Company sold and delivered the APL England to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.2 million.

        On June 22, 2007, the Company sold and delivered the APL Scotland to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.03 million.

        On August 3, 2007, the Company sold and delivered the APL Holland to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company incurred a loss on this sale of $0.05 million.

21 Stock Based Compensation

        As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager's employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company's common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company's common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company's Board of Directors' discretion only and there will be no contractual obligation for any stock to be granted as part of the employees' compensation package in future periods. As of December 31, 2008, the Company granted 2,246 shares to certain employees of the Manager and recorded an expense of $15,183 in "General and Administrative Expenses" representing the fair value of the stock granted as at December 31, 2008. The Company distributed its treasury stock to the qualifying employees of the Manager in January 2009 in settlement of the 2,246 shares granted.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Stock Based Compensation (Continued)

        The Company established the Directors Share Payment Plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company's Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. As of December 31, 2008, two directors elected to receive in Company shares 100% and 50% of their compensation, respectively. On the last business day of the second, third and fourth quarter of 2008, rights to receive 1,065 shares, 1,579 shares and 3,468 shares, respectively, were credited to each Director's Share Payment Account and the Company recorded an expense of $70,312 in "General and Administrative Expenses" representing the fair value of the stock granted. The Company distributed 6,112 shares to Directors from its treasury stock in relation to the Plan in February 2009 in settlement of the shares granted.

22 Stockholders' Equity

        On October 14, 2005 and September 18, 2006, the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

        Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders' equity accounts as of December 31, 2006, by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares has been adjusted for all periods presented.

        On October 6, 2006, the Company completed its initial public offering and the Company's common stock was listed on the New York Stock Exchange. In this respect 10,250,000 shares of common stock at par value of $0.01 were issued for $21 per share. The net proceeds to the Company totaled $201.3 million.

        On October 24, 2008, the Company's Board of Directors approved a share repurchase program for the repurchase, from time to time, of up to 1,000,000 shares of the Company's common stock (par value $0.01). As at December 31, 2008, the Company had re-acquired 15,000 shares for an aggregate purchase price of $88,156, which has been reported as Treasury stock in the consolidated Balance Sheet.

        On January 23, 2008, the Company declared dividends amounting to $0.465 per common share for the fourth quarter of 2007, which resulted in an aggregate dividend of $25.4 million paid on February 14, 2008, to all shareholders of record as of January 30, 2008. On April 18, 2008, the Company declared a dividend amounting to $0.465 per common share for the first quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on May 14, 2008, to all shareholders of record as of April 30, 2008. On July 18, 2008, the Company

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Stockholders' Equity (Continued)

declared a dividend amounting to $0.465 per common share for the second quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on August 20, 2008 to all shareholders of record as of August 6, 2008. On October 24, 2008, the Board of Directors declared a dividend of $0.465 per common share for the third quarter of 2008, which resulted in an aggregate dividend of $25.4 million, paid on November 19, 2008 to all shareholders of record as of November 5, 2008.

        On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006, which resulted in an aggregate dividend of $24.0 million paid on February 14, 2007, to all shareholders of record as of January 29, 2007. On April 24, 2007, the Board of Directors declared a dividend of $ 0.44 per common share for the first quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on May 18, 2007, to all shareholders of record as of May 4, 2007. On July 23, 2007, the Board of Directors declared a dividend of $ 0.44 per common share for the second quarter of 2007, which resulted in an aggregate dividend of $24.0 million paid on August 17, 2007, to all shareholders of record as of August 3, 2007. On October 22, 2007, the Board of Directors declared a dividend of $ 0.465 per common share for the third quarter of 2007, which resulted in an aggregate dividend of $25.4 million, paid on November 16, 2007 to all shareholders of record as of November 2, 2007.

23 Earnings per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31 (in thousands):

	2008	2007	2006
Numerator:
Net income	$117,060	$123,098	$65,419
Denominator (number of shares):
Basic and diluted weighted average ordinary shares outstanding	54,557.1	54,557.5	46,750.7

24 Other income/(expenses), net

        Other income/(expenses), net, of $(1,060) thousand in 2008 mainly consists of a non-recurring expense of $1,636 thousand in relation to insurance expenses for the years of 2006 and 2007, which have been recorded in 2008 reflecting the contribution of our insurer to the exposure of the International Group of P&I Clubs. In addition, the Company early terminated and cash settled forwards with positive fair value of $471 thousand in September 2008 (refer to Note 16c, Financial Instruments).

        Other income/(expenses), net, of $14,560 thousand in 2007 mainly consists of a non-recurring gain of $15,905 thousand related to our leasing arrangements of the CSCL Europe, the MSC Baltic, the Maersk Derby, the Maersk Deva, the CSCL Pusan and the CSCL Le Havre and their subsequent restructuring entered into in 2007 (refer to Note 12, Lease Arrangements). In addition, the Company recorded legal expenses in relation to this leasing arrangement of $205 thousand.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Other income/(expenses), net (Continued)

        Other income/(expenses), net, of $(18,476) thousand in 2006 mainly consists of a non-recurring expense of $18,714 thousand related to our leasing arrangements of the CSCL Europe, the MSC Baltic, the Maersk Derby, the Maersk Deva, the CSCL Pusan and the CSCL Le Havre (refer to Note 12, Lease Arrangements).

25 Discontinued Operations

        From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the "Drybulk Business"). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13), and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company's consolidated statements of income for the periods presented. The Company allocated to discontinued operations interest expense of nil, $0.4 million, $5.3 million for the years ended December 31, 2008, 2007 and 2006, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of. The Company allocated to discontinued operations an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of the dry bulk vessels (sold in May 2007) for the year ended December 31, 2008. The Company allocated to discontinued operations gain on sale of vessels of $88.6 million for the year ended December 31, 2007. The Company allocated to discontinued operations gain on sale of vessels of $15.0 million for the year ended December 31, 2006.

        The following table represents the revenues and net income from discontinued operations for the years ended December 31 (in thousands):

	2008	2007	2006
Operating Revenues	$—	$6,515	$40,411
Net Income/(loss)	$(1,822)	$92,166	$35,663

        The reclassification to discontinued operations had no effect on the Company's previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures contained in Notes 4 and 6 have also been modified to reflect the effects of these reclassifications on those disclosures.

26 Subsequent Events

        On January 2, 2009, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Monaco. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On February 2, 2009, the Company, as borrower, and certain of its vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Subsequent Events (Continued)

N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2010 until the end of the first quarter of 2011. The interest rate on the credit facility will be LIBOR plus margin. The credit facility will be repaid in 20 equal, consecutive, semi-annual installments of $8.8 million, with the first installment due on December 30, 2011 and a final balloon payment of $122.8 million along with the final installment. As of June 30, 2009, the Company has drawn down an amount of $103.6 million to finance the delivery of Zim Dalian, as well as progress payments of the newbuildings HN N-220, HN N-223 and HN N-215. During the first quarter of 2009, we were in breach of the corporate leverage ratio and net worth covenants in relation to the above credit facility. We have entered into a covenant waiver agreement regarding the compliance of the above covenants pursuant to which the banks agreed not to exercise their rights to demand repayment of any amounts due under the above mentioned loan agreement as a result of the current and any future breaches of the respective covenants, up until January 31, 2010. Dividends are restricted and will only be reinstated subject to the consent of all lending banks or to compliance with all covenants.

        On February 12, 2009, the Company signed an addendum to the management contract amending the management fees, effective January 1, 2009, to a fee of $575 per day, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for the remaining vessels in the fleet and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged.

        On March 11, 2009, the Company announced the suspension of dividend payments until such time as the Board of Directors, in consultation with management, determines that economic conditions allow cash dividend payments to be resumed.

        On March 31, 2009, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Dalian. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        On June 26, 2009, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Luanda. The vessel has been deployed on a 12-year time charter with one of the world's major liner companies.

        In the first quarter of 2009, the Company came to an agreement with China Shipbuilding Trading Company to delay the delivery date of the five 8,530 TEU containerships under construction by approximately two hundred days each on average. In addition, the Company has come to an agreement with Hanjin Heavy Industries & Construction Company to delay the delivery date of the five 6,500 TEU and the five 3,400 TEU containerships under construction by approximately one quarter each. In the second quarter of 2009, the Company came to an agreement with Hyundai Samho Heavy Industries Co. Ltd. to delay the delivery date of the five 12,600 TEU containerships under construction by approximately one year each. Finally, the Company came to an agreement with Sungdong Shipping and Marine Engineering Co. Ltd. to delay the delivery of five 6,500 TEU containerships under construction for a period ranging from two to six months.

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Subsequent Events (Continued)

        The Company obtained written waivers for certain covenant breaches as of December 31, 2008, which are described as follows:

  •
  With respect to our $700.0 million senior revolving credit facility with The Royal Bank of Scotland we were in breach of the collateral coverage ratio and corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio and a relaxation of the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we are in compliance) in respect of the periods ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

  •
  With respect to our $700.0 million senior revolving credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the corporate leverage ratio, the collateral coverage ratio and the minimum net worth covenants in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.8 percentage points per annum for the waiver period and an increase in the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan and a one-time fee of $2.1 million. In addition, dividends are restricted without the prior written consent of the bank for the waiver period.

  •
  With respect to our $148.0 million guarantee facility with HSH Nordbank AG we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver regarding the guarantee facility in respect of the year ended December 31, 2008 and up until October 1, 2010. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this facility.

  •
  With respect to our $60.0 million credit facility with HSH Nordbank AG we were in breach of the net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding compliance with the minimum net worth covenant in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank's cost of funding) for the waiver period and an increase in the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as a one-time fee of 0.30 percentage points on the facility amount outstanding.

  •
  With respect to our $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Bank we were in breach of the corporate leverage ratio and net worth covenant as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the year ended December 31, 2008 and compliance with the above covenants in respect of the year

DANAOS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Subsequent Events (Continued)

    ended December 31, 2009, will be tested within 180 days following that date. In return, we will pay to the bank a one-time fee of $360,000 and the interest rate margin will be increased by 0.5 percentage points for the waiver period.

  •
  With respect to our $221.1 million credit facility with Credit Suisse we were in breach of the corporate leverage ratio and net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance with the above covenants in respect of the year ended December 31, 2008 and up until January 31, 2010. During the waiver period, we are not permitted to pay dividends in excess of $0.20 per share per annum (or $0.05 per share per quarter) without the consent of our lenders under this credit facility.

  •
  With respect to our $180.0 million credit facility with Deutsche Bank we were in breach of the corporate leverage ratio as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance with the above covenants in respect of the year ended December 31, 2008 and up until January 31, 2010. In addition, we will pay to the bank a one-time of 0.3 percentage points on the loan amount.

  •
  With respect to our $156.8 million credit facility with Emporiki Bank we were in breach of the corporate leverage ratio and minimum net worth covenants as of December 31, 2008. We have entered into a covenant waiver agreement regarding the compliance of the above covenants in respect of the years ending December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter.

27 Subsequent Events (Unaudited) Occurring After the Date of Audit Report

        As of June 30, 2009, the Company was in breach of an additional corporate leverage ratio covenant, which was not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches under its KEXIM-Fortis credit facility, as well as, the corporate leverage ratio and collateral coverage ratio covenants contained in its $253.2 million credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece. As of June 30, 2009, the credit facility with KEXIM-Fortis had an outstanding balance of $118.7 million and the credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece had an outstanding balance of $253.2 million. The Company is currently in discussions to obtain written waivers covering the additional breaches identified as of June 30, 2009, as well as extending the previously obtained waiver up to October 1, 2010. The Company has agreed in principle with the banks, subject to final written formalization of such agreements and approvals from the lenders' committees. To the extent that the Company is unable to finalize formalization of these waivers, it will be required to classify as current debt an amount of $360.7 million, which is currently classified as long term debt, reflecting its lenders' ability to demand payment of that debt at any time at their option. In the event that its lenders demanded payment of the Company's debt under the respective credit facility before its maturity, as a result of the June 30, 2009 breaches, the Company may elect to use its cash generated from operations, available cash and cash equivalents and undrawn availability under the Company's other credit facilities to make such payments.

You should rely only on the information contained in, or incorporated by reference into, this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

Danaos Corporation

                  Shares

Common Stock

Deutsche Bank Securities

Citi

Credit Suisse

Prospectus

                           , 2009

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        The Registrant is a Marshall Islands corporation. Section 60 of the Business Corporations Act of the Republic of the Marshall Islands (the "BCA") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

        A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

        Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 60 of the BCA. In this regard, the Registrant has entered into employment agreements with its chief executive officer, chief operating officer and chief financial officer which provide that the Registrant will maintain directors' and officers' liability insurance policies during the term of such executive's employment and for five years thereafter at a level, and on terms and conditions, no less favorable than the coverage the Registrant provides other similarly-situated executives so long as such coverage is available from the carrier and does not increase the cost of such policy by more than 10% per annum.

        The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. In this regard, the Registrant's Bylaws provide that such expenses (including attorneys' fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Registrant deems appropriate, and the board of directors may authorize the Registrant's legal counsel to represent a present or former director or officer in any action, suit or proceeding, whether or not the Registrant is a party to such action, suit or proceeding. The Registrant's Bylaws further provide for indemnification of directors and officers on the basis described above as being permitted by Section 60 of the BCA and provide, to the extent authorized from time to time by the board of directors of the Registrant, rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred to directors and officers of Registrant.

        The Articles of Incorporation of the Registrant provide that no director shall have personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but the liability of a director is not limited or eliminated (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.

Item 7.    Recent Sales of Unregistered Securities.

        On September 18, 2006, we issued 43,686,702 shares, 443,070 shares, and 177,228 shares, respectively, of our common stock to our existing stockholders, Danaos Investments Limited as Trustee for the 883 Trust, Iraklis Prokopakis and Dimitri J. Andritsoyiannis, pursuant to a 88,615-for-1 stock split, effected as a stock dividend. Each of these issuances was exempt from registration as a transaction that did not involve an offer or sale and, in any event, as transactions not involving an offering in the United States under Regulation S of the Securities Act.

Item 8.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement †
3.1	Amended and Restated Articles of Incorporation *

Exhibit Number	Description
3.2	Amended and Restated Bylaws *
4.1	Specimen of Share Certificate **
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel, as to the validity of the common stock being issued †
5.2	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to New York law †
8.1	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to certain tax matters †
8.2	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands and Liberian counsel, with respect to certain tax matters †
8.3	Opinion of White & Case LLP, special United States tax counsel to Danaos Corporation, with respect to certain tax matters †
10.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation ** and Addendum dated February 12, 2009 ****
10.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 10.1) **
10.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas **
10.4	Stockholder Rights Agreement **
10.5	2006 Equity Compensation Plan **
10.6	Directors Share Plan ****
10.7	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG **
10.8	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea **
10.9	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp. **
10.10	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation **
10.11	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation **
10.12	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG ***
10.13	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland ***
10.14	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A. *
10.15	Loan Agreement, dated May 9, 2008, with Credit Suisse ****
10.16	Loan Agreement, dated May 30, 2008, with Deutsche Bank ****
10.17	Loan Agreement, dated July 29, 2008, with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece ****

Exhibit Number	Description
10.18	Loan Agreement, dated February 2, 2009, with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank ****
10.19	Supplemental Letter, dated June 26, 2009, with The Royal Bank of Scotland plc in respect of Loan Agreement, dated February 20, 2007 ****
21.1	Subsidiaries ****
23.1	Consent of PricewaterhouseCoopers S.A.
23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2 and Exhibit 8.1) †
23.3	Consent of Watson, Farley & Williams (New York) LLP, Marshall Islands Counsel (included in Exhibits 5.1 and 8.2) †
23.4	Consent of Watson, Farley & Williams (New York) LLP, Liberian Counsel (included in Exhibit 8.2) †
23.5	Consent of White & Case LLP (included in Exhibit 8.3) †
24.1	Power of Attorney (included on signature page)

†
To be filed by amendment.

*
Previously filed as an exhibit to the Company's Annual Report on Form 20-F/A for the year ended December 31, 2008 and filed with the SEC on April 7, 2008.

**
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC and hereby incorporated by reference to such Registration Statement.

***
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and filed with the SEC on May 30, 2007.

****
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on July 13, 2009.

Item 9.   Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Greece on August 6, 2009.

DANAOS CORPORATION
By:	/s/ DR. JOHN COUSTAS
	Name:	Dr. John Coustas
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints each of Dr. John Coustas, Iraklis Prokopakis and Dimitri J. Andritsoyiannis, acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, whether pre-effective or post-effective and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto or any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 6, 2009.

Signature	Title

/s/ DR. JOHN COUSTAS Dr. John Coustas	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ IRAKLIS PROKOPAKIS Iraklis Prokopakis	Director, Senior Vice President, Treasurer and Chief Operating Officer
/s/ DIMITRI J. ANDRITSOYIANNIS Dimitri J. Andritsoyiannis	Director, Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Signature	Title

/s/ ANDREW B. FOGARTY Andrew B. Fogarty	Director
/s/ MIKLÓS KONKOLY-THEGE Miklós Konkoly-Thege	Director
/s/ MYLES R. ITKIN Myles R. Itkin	Director
Dr. Robert A. Mundell	Director

AUTHORIZED UNITED STATES REPRESENTATIVE

        Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this Registration Statement on August 6, 2009.

/s/ MYLES R. ITKIN
Name: Myles R. Itkin

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement †
3.1	Amended and Restated Articles of Incorporation *
3.2	Amended and Restated Bylaws *
4.1	Specimen of Share Certificate **
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel, as to the validity of the common stock being issued †
5.2	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to New York law †
8.1	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to certain tax matters †
8.2	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands and Liberian counsel, with respect to certain tax matters †
8.3	Opinion of White & Case LLP, special United States tax counsel to Danaos Corporation, with respect to certain tax matters †
10.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation ** and Addendum dated February 12, 2009 ****
10.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 10.1) **
10.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas **
10.4	Stockholder Rights Agreement **
10.5	2006 Equity Compensation Plan **
10.6	Directors Share Plan ****
10.7	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG **
10.8	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea **
10.9	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp. **
10.10	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation **
10.11	Loan Agreement, dated September 25, 2006, with Seasonal Maritime Corporation **
10.12	Loan Agreement, dated November 14, 2006, with Aegean Baltic Bank S.A. and HSH Nordbank AG ***
10.13	Loan Agreement, dated February 20, 2007, with The Royal Bank of Scotland ***
10.14	Loan Agreement, dated February 15, 2008, with Emporiki Bank of Greece S.A. *
10.15	Loan Agreement, dated May 9, 2008, with Credit Suisse ****
10.16	Loan Agreement, dated May 30, 2008, with Deutsche Bank ****

Exhibit Number	Description
10.17	Loan Agreement, dated July 29, 2008, with Fortis Bank (acting as agent), Lloyds TSB and National Bank of Greece ****
10.18	Loan Agreement, dated February 2, 2009, with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank ****
10.19	Supplemental Letter, dated June 26, 2009, with The Royal Bank of Scotland plc in respect of Loan Agreement, dated February 20, 2007 ****
21.1	Subsidiaries ****
23.1	Consent of PricewaterhouseCoopers S.A.
23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2 and Exhibit 8.1) †
23.3	Consent of Watson, Farley & Williams (New York) LLP, Marshall Islands Counsel (included in Exhibits 5.1 and 8.2) †
23.4	Consent of Watson, Farley & Williams (New York) LLP, Liberian Counsel (included in Exhibit 8.2)
23.5	Consent of White & Case LLP (included in Exhibit 8.3) †
24.1	Power of Attorney (included on signature page)

†
To be filed by amendment.

*
Previously filed as an exhibit to the Company's Annual Report on Form 20-F/A for the year ended December 31, 2008 and filed with the SEC on April 7, 2008.

**
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Reg. No. 333-137459) filed with the SEC and hereby incorporated by reference to such Registration Statement.

***
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and filed with the SEC on May 30, 2007.

****
Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and filed with the SEC on July 13, 2009.